LaPolla Industries, Inc.
Intercontinental Business Park
15402 Vantage Parkway East, Suite 322
Houston, Texas 77032
281.219.4700
Fax 281.219.4710

January 5, 2006
File No. 1-31354
Attn: Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:    Response to Review Letter dated October 19, 2005

Dear Mr. Decker:

Please find herein our responses ordered in the manner in which they were presented to the above reference for your review and consideration. We wish to reiterate our appreciation for the manner in which you are guiding us in our compliance with the applicable disclosure requirements and, more importantly, the enhancement of our presentation to our shareholders in our periodic filings.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

Comment 1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

Response 1. We acknowledge your remarks. Notwithstanding your instruction allowing us to incorporate our proposed revisions except when your comment specifically requires an amendment into future filings, we have determined that it is in the best interests of our stockholders to include all of our proposed revisions as amendments, as well as the amendments that you require, in our Form 10-K for the year ended December 31, 2004 and have attached a red lined version of our proposed amended Form 10-K/A-2 for you to review. As you will see after reviewing our responses and the attached exhibits, we misunderstood, among other things, how to reflect our discontinued operations. We have reclassified certain assets and liabilities and costs and expenses for the periods presented to more clearly delineate between our continuing and discontinued operations in accordance with SFAS 144. Additionally, based upon your comments and guidance, we learned about how other public business enterprises, like us, account for, among other things, Cost of Sales and Selling, General and Administrative Expenses, and reclassified certain amounts in our financial statements in accordance with your guidance. Moreover, we have restated our financial statements for the periods presented in response to your Comment 12. We welcome any additional feedback and further guidance you may have with respect to our proposed amended filing. See Exhibit 1.

Comment 2. Please note that the amendment to your Form 10-K should not incorporate by reference Part II, Item 8 - Financial Statements and Supplementary Data. The amendment should include the complete text set of Part II, Item 8, including the financial statements and notes to the financial statements.

Response 2. We acknowledge your requirement. Please be advised that we have included the complete text set of Part II, Item 8 - Financial Statements and Supplementary Data as amended in our proposed amended filing. See Exhibit 1.

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Discontinued Operations, page 13

Comment 3. We have reviewed your response to comment four. Please provide us with a detail of the $600,622 accrual, describe the underlying contingencies and basis for the accrual. Please also provide us with additional information to help us understand the appropriateness of the timing of the reversal.

Response 3. We have included excerpts related to our Commitments and Contingencies from our Form 10-K/KSBs for the Years Ended December 31, 1997, 1998, 1999, 2000, 2001, and 2002 describing the underlying contingencies and bases for the $600,622 accrual and timing of the reversal. The amount in question was carried on our books for five years prior to reversal. See Exhibit 2.

Item 15, Exhibits and Financial Statement Schedules: (a)2 Financial Statement Schedules, page 16

Comment 4. We have reviewed your response to comment six. Please also disclose the amount of charges to and deductions from your valuation accounts, including your allowance for doubtful accounts, for each period presented. See Rules 5-04 and 12-09 of Regulation S-X.

Response 4. We have disclosed the amount of charges to and deductions from our Allowance for Doubtful Accounts for each period presented in our Schedule II - Valuation and Qualifying Accounts section. Our proposed amendment is provided below. We have also included the required opinion from our independent auditor in our proposed amended filing on page A-2-21 (See Exhibit 1).

Proposed Amendment 4.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2004, 2003, and 2002

		Additions
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Period
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$12,028	$793	$—	$—	$12,821
Year Ended December 31, 2003
Allowance for Doubtful Accounts	$12,330	$(63)	$—	$(239)	$12,028
Year Ended December 31, 2002
Allowance for Doubtful Accounts	$3,342	$14,180	$—	$(5,192)	$12,330

Notes:
[1] Includes write-offs of uncollectible accounts.

See also our Response 12 to your Comment 12 for additional information.

Item 8 - Financial Statements

Comment 5. We have reviewed your response to comment 11. Please provide us with additional information to help us understand why the accruals for litigation as of December 31, 2004 and 2003 are appropriately presented as non-current liabilities.

Response 5A. We have examined our records with respect to our reserve for litigation for 2003. In our prior Original Response 11(a) to your Original Comment 11, we indicated that the reserve for litigation was $929,091 for December 31, 2003. Upon further review, we found that there was some confusion between allocations of accounts payable and accrued expenses and the reserve for litigation. According to our records for 2003, we inadvertently included $579,091 of actual or expected legal settlements for trade payables, of which $453,943 related to our discontinued operations and $125,148 related to our current operations, as part of our reserve for litigation for 2003. The $929,091 amount came from adding the $579,091 with our actual reserve for litigation estimate for 2003 of $350,000 (which related to the disclosed Rajalingam litigation). Since the Rajalingam litigation related to our discontinued operations and the $125,148 related to trade payables that were settled through litigation (basically a reserve for accounts payable litigation settlements), we did not have a reserve for litigation in 2003 for our continuing operations. The actual or expected legal settlements for trade payables inadvertently included in the 2003 reserve for litigation were:

Continued Operations		Discontinued Operations

Starmark	$98,650.91	Fisher Scientific Company	$4,916.27
Glenn’s Greenery	1,145.00	CTA	27,000.00
AMB Property	25,351.80	PRI Asphalt	14,543.30
	$125,147.71	Robert Half International	6,516.47
		Plymouth Industries, Inc.	352,090.00
		OTI	19,400.00
		Trade Press	16,876.75
		RM&J	12,600.00
			$453,942.79

Response 5B. We have examined our records with respect to our reserve for litigation for 2004. In our prior Original Response 11(a) to your Original Comment 11, we indicated that the reserve for litigation was $540,000 for December 31, 2004. Upon further review, we found that the $540,000 reserve for litigation included $525,000 related to our discontinued operations and $15,000 related to our continued operations. We have eliminated the inconsistent language in our previous disclosures in terms of not being able to determine the potential financial impacts of the respective litigation in order to make our disclosures more clear when we have been able to make a reasonable estimate based on the probability of the outcome of the matter. Our explanation of the 2004 reserve for litigation, excluding any amounts we attributed to each respective matter for confidentiality reasons, is as follows:

Continuing Operations

1.	Raymond T. Hyer, Jr. and Sun Coatings, Inc., Plaintiffs v. Urecoats Industries Inc., et. al, Defendants

Disclosure:

On October 3, 2003, in the Hillsborough County State Court, Division H, Plaintiffs filed a complaint against Urecoats Industries Inc. and Michael T. Adams, John G. Barbar, and a former officer of the Company, individually, alleging common law fraud and rescission in connection with their purchase of common stock in the Company. Plaintiff Hyer purchased $100,000 worth of common stock in June 2003 and Plaintiff Sun Coatings purchased $250,000 worth of common stock in July 2003. Plaintiffs allege that the Company and certain present and former officers failed to disclose the current financial condition of the Company and its subsidiaries (notwithstanding that the Plaintiffs signed subscription agreements admitting that they were provided all relevant and requested financial information). The Defendants’ motion to dismiss was denied by Order dated January 20, 2004. The Defendants answered the complaint on February 13, 2004 and asserted, among others, the affirmative defense that Plaintiffs’ claims are barred by their signed subscription agreements. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

We included a reasonable estimate based upon review of information available prior to the issuance of our financial statements for the Year Ended December 31, 2004 which indicated a probability that a liability had been incurred at the date of the financial statements with respect to this particular matter. This matter is still pending and being handled by our insurance company, however, legal fees are being incurred by us toward our deductible on an ongoing basis.

Discontinued Operations

2.	Joglar Painting, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc., et. al., Defendants

Disclosure:

On August 20, 2004, the Company was served notice that on June 24, 2004 in the United States District Court for the District of Puerto Rico the Plaintiff filed a complaint against the Defendants alleging breach of an Exclusive Distribution Agreement for the territory of Puerto Rico that was incorporated in a Sales Agreement entered into between the parties on May 21, 2002. The Plaintiff’s complaint essentially alleges that on October 29, 2003, Urecoats Manufacturing, Inc. arbitrarily terminated the Plaintiff’s “exclusivity” rights under its agreement with Urecoats Manufacturing, Inc. and as a result, it sustained damages aggregating $3,754,000. The Company believes the complaint and alleged damages to be totally without merit, intends to vigorously defend itself and, among other things, will assert counterclaims for monies billed and remaining unpaid for goods delivered to the Plaintiff by Urecoats Manufacturing, Inc. pursuant to the Plaintiff’s purchase order. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

We included a reasonable estimate based upon review of information available prior to the issuance of our financial statements for the Year Ended December 31, 2004 which indicated a probability that a liability had been incurred at the date of the financial statements with respect to this particular matter. This matter is still pending.

3.	Triple M Roofing Corporation, Plaintiff v. RSM Technologies, Inc. et. al., Defendants

This matter primarily relates to the purchase of a BlueMAX™ and the alleged failure of RSM Technologies, Inc. to provide job leads to the contractor purchasing the BlueMAX™. We considered this litigation in the ordinary course of business and it was filed on August 9, 2004 prior to the discontinuation of our RSM subsidiary’s operations on November 5, 2004. We included a reasonable estimate based upon review of information available prior to the issuance of our financial statements for the Year Ended December 31, 2004 which indicated a probability that a liability had been incurred at the date of the financial statements with respect to this particular matter. This matter is still pending and the parties are currently undergoing settlement negotiations.

4.	Various Lawsuits and Claims Arising in the Ordinary Course of Business

Upon discontinuation of our RSM operations on November 5, 2004, we assessed certain unasserted potential claims and threatened litigation relating to same and determined that the probability of assertion and possibility of loss indicated a probability that a liability had been incurred at the date of the financial statements and included a reasonable estimate in our reserve for litigation for these matters related to our discontinued operations.

Based on the confidential nature of the information requested and the fact that the litigation relating to our reserve for litigation at December 31, 2003 and 2004, irrespective of whether or not it was for our continued or discontinued operations, is still ongoing, we have limited our response for the protection of our corporation and stockholders. We believe the importance of your comment was to ensure that we were aware of the requirements for properly accounting for contingencies in accordance with SFAS No. 5 and that we did in fact comply with them. Please be advised that we believe we have complied with SFAS No. 5 with respect to our reserve for litigation for the periods in question after making the reclassification noted in our Response 5A above. The reserve for litigation amounts related to our discontinued operations for 2003 and 2004 have been included in our revised Note 3 - Discontinued Operations and included in the Consolidated Balance Sheet under the Other Liabilities section in the Non Current Portion of Liabilities from Discontinued Operations, while the reserve for litigation amount related to our continued operations for 2004 is included in the Consolidated Balance Sheet under the Other Liabilities section in the Reserve for Litigation. Our proposed amendments extracted from our full disclosures are provided below.

Proposed Amendment 5A-1 and 5B-1.

Note 3. Discontinued Operations.

The assets and liabilities of the discontinued operations presented separately in the Consolidated Balance Sheets consist of the following amounts at December 31:

	2004	2003
Liabilities
Reserve for Litigation	525,000	350,000

Proposed Amendment 5A-2 and 5B-2.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Current Portion of Liabilities from Discontinued Operations (Note 3)	720,567	1,1841,119

Other Liabilities:
Non Current Portion of Liabilities from Discontinued Operations (Note 3)	525,000	402,349
Reserve for Litigation (Note 11)	15,000	—

See also Exhibit 4 related to our Response 6 to your Comment 6 for additional litigation information for 2003. Additionally, we have expanded our disclosure in Note 1 - Summary of Significant Accounting Policies in our proposed amended filing with respect to how we calculate liabilities for Litigation on page F/A-2-10 (See Exhibit 1).

Consolidated Statements of Cash Flows, page F-10

Comment 6. We have reviewed your response to comment 15. Please provide us with a reconciliation, including your calculations, of the changes in accounts payable and accrued expenses reflected on the restated statements of cash flows to the amounts reported on the restated balance sheets for all periods presented.

Response 6. We have reexamined our records with respect to our accounts payable and accrued expenses for both our continued and discontinued operations and have revised not only our Consolidated Balance Sheets but also our Consolidated Statements of Cash Flows for the periods presented. We have added extra language in the line item title to more fully describe the nature of the accrued expenses to “accrued expenses and other current liabilities”. Our accounts payable and accrued expenses and other current liabilities calculations for 2004, 2003, 2002 and 2001 are disclosed below:

Accounts Payable and Accrued Expenses and Other Current Liabilities

Year Ended December 31, 2004

	Current Operations	Discontinued Operations	Totals
Accounts Payable	1,126,847	662,696	1,789,543
Accrued Expenses and Other Current Liabilities	471,008	57,871	528,879
Totals	1,597,855	720,567	2,318,422

Year Ended December 31, 2003

	Current Operations	Discontinued Operations	Totals
Accounts Payable	1,200,567	1,069,079	2,269,646
Accrued Expenses and Other Current Liabilities	967,782	722,460	1,690,242
Totals	2,168,349	1,791,539	3,959,888

Year Ended December 31, 2002

	Current Operations	Discontinued Operations	Totals
Accounts Payable	1,156,487	1,458,640	2,615,127
Accrued Expenses and Other Current Liabilities	310,640	261,682	572,322
Totals	1,467,127	1,720,322	3,187,449

Year Ended December 31, 2001

	Current Operations	Discontinued Operations	Totals
Accounts Payable	760,653	555,791	1,316,444
Accrued Expenses and Other Current Liabilities	231,656	18,774	250,430
Totals	992,309	574,565	1,556,874

Cash Flow Calculations

Year Ended December 31, 2004

	Continued Operations			Discontinued Operations
	2004	2003	Change	2004	2003	Change
Accounts Payable	1,126,847	1,200,567	(73,720)	662,696	1,069,079	(406,383)
Accrued Expenses and Other Current Liabilities	471,008	967,782	(496,774)	57,871	722,460	(664,589)

Year Ended December 31, 2003

	Continued Operations			Discontinued Operations
	2003	2002	Change	2003	2002	Change
Accounts Payable	1,200,567	1,156,487	44,080	1,069,079	1,458,640	(389,561)
Accrued Expenses and Other Current Liabilities	967,782	310,640	657,142	722,460	261,682	460,778

Year Ended December 31, 2002

	Continued Operations			Discontinued Operations
	2002	2001	Change	2002	2001	Change
Accounts Payable	1,156,487	760,653	395,834	1,458,640	555,791	902,849
Accrued Expenses and Other Current Liabilities	310,640	231,656	78,984	261,682	18,774	242,908

See Exhibit 1, page F/A-2-4 (Consolidated Balance Sheets), page F/A-2-9 (Consolidated Statements of Cash Flows) and page F/A-2-14 (Note 3 - Discontinued Operations in the Notes to Consolidated Financial Statements) for the proper presentation. The amounts above relating to our discontinued operations are included in the aggregated amounts for discontinued operations on each respective statement and related note.

Note 1-Summary of Significant Policies, page F-12

General

Comment 7. We have reviewed your response to comment 16. Your response appears to indicate that you include shipping costs in the warranty costs, freight and other cost of sales line item; however, your proposed revision 16(a) states that you include shipping costs in the selling, general, and administration line item. Please clarify the line item in which you include your shipping costs. Please also disclose the amount of your inspection and warehousing costs, as well as your shipping costs if they are included in the selling, general, and administration line item.

Response 7A. We note our inconsistency and further respond that we agree with your assessment of the need to include certain expenses in our Cost of Sales in order to be comparable to other similarly situated public companies and have revised our disclosure to be in accord with your guidance. Our proposed amendment is provided below.

Proposed Amendment 7A-1

Cost of Sales and Selling, General and Administrative Costs

The Coatings, Sealants and Other Products line item includes all those costs directly associated with the manufacturing of the finished goods for sale and the costs associated with purchasing finished goods for resale, the cost of raw and other materials to make the finished goods, payroll costs associated with manufacturing the finished goods, as well as inbound freight and sales tax expense incurred when receiving materials or finished goods into warehouses. The Warranty Costs, Freight and Other Cost of Sales includes items such as paint and sealant containers, labels, and other miscellaneous items that are indirectly used in the manufacturing, packaging, and shipping (outbound freight) of finished goods, including inspection, internal transfer and any other costs related to our distribution network. Warehousing costs are included in the Selling, General and Administrative line item. See also Note 21.

Response 7B. We disclosed our corrective reclassifications in Note 19 - Selected Quarterly Financial Data (Unaudited) and Note 21 - Reclassifications and Restatement of Previously Issued Financial Statements. Our proposed amendments are provided below:

Proposed Amendment 7B-1.

Note 19.	Selected Quarterly Financial Data (Unaudited)

The Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented. The original cost of sales amounts reported prior to the reclassification of direct labor expenses and shipping and handling costs for the periods ended March 31, June 30, September 30, and December 31, were $562,053, $414,084, $464,227, and $363,753, for 2003, respectively, and $350,522, $448,390, $408,472, and $783,967, for 2004, respectively.

Proposed Amendment 7B-2.

Note 21. Reclassifications and Restatement of Previously Issued Financial Statements.

(b)	Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses

The Company reevaluated the consolidated statement of operations presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which certain direct labor expenses and shipping and handling costs were presented and determined that certain reclassifications were appropriate. The aggregate amount of originally reported costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to make the Company’s results of operations comparable to other public business enterprises engaging in similar business activities. To be clear, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented. See also Note 19 - Selected Quarterly Financial Data.

Comment 8. We have reviewed your response to comment 17. It is unclear whether the 2004 adjustment of $539,000 is related to your discontinued operations. If so, it is also unclear why 2003 has not been recast to reflect the warranty accrual excluding discontinued operations. If not, please tell us the basis for the change in estimate for pre-existing warranties. Please also tell us the basis for the change in estimates for pre-existing warranties in 2003.

Response 8. We have reviewed our Original Response 17 to your Original Comment 17 and reexamined our financial records and find that there were no accrued warranty liabilities for our Infiniti Products (or continuing operations) for the periods presented. We did, however, incur actual warranty related expenses in 2004 and 2003 for our Infiniti Products. Our proposed amendment is provided below.

Proposed Amendment 8.

Warranty Reserve

The Company established a warranty reserve in 2003. The reserve was primarily established for our RSM Products and eliminated based on the discontinuation of the RSM Products in 2004. Warranty expense for our Infiniti Products for 2004 and 2003 was $9,055 and $128, respectively. See also Note 3.

Goodwill and Purchased Intangible Assets, page F-13

Comment 9. We have reviewed your response to comment 18. Please provide us with a quantitative analysis performed in accordance with paragraphs 19 and 20 of SFAS 142 supporting your conclusion that goodwill related to the Infinity acquisition was not impaired as of December 31, 2004 and June 30, 2005. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Please further note that SFAS does not require impairment to be permanent as a condition of recognition.

Response 9. There are a couple valuation methods that we used to make a determination that no impairment exists for our Infiniti subsidiary as of December 31, 2004 and June 30, 2005. We determined upon discontinuing the operations of our RSM Subsidiary on November 5, 2004 to continue in business with just our Infiniti Subsidiary. Some of our assumptions were revealed in our Original Response 18 to your Original Comment 18 from your Review Letter dated September 2, 2005, which assumptions are incorporated in their entirety herein by this reference.

Market Capitalization

Under the first method, we took the market capitalization of our Company’s common stock held by non-affiliates for the year ended December 31, 2004. Although SFAS 142 requires an analysis at the reporting unit level, our only business was Infiniti at December 31, 2004. Therefore, the higher level analysis is indicative of value. If the market for the Company’s shares had eroded completely after the announcement of the discontinuation of the RSM operations and continuation of the Infiniti operations, then there would be no value. To be sure, we discounted the market capitalization value by 50% to be overly conservative under this method for this time period. The number of shares of common stock held by non-affiliates at December 31, 2004 was 14,257,203. The closing price of our common stock as traded on the American Stock Exchange at December 31, 2004 was $.27. Therefore, the market capitalization valued in the aggregate at $3,849,445 minus the 50% discount equaled $1,924,722 at December 31, 2004. Since the fair value as determined under the market capitalization method exceeded the $774,000 carrying value of goodwill of Infiniti, no impairment existed at December 31, 2004.

Multiplier or Market Valuation

Under the second method, we used a combination of multiples relating to our Infiniti sales to calculate the value of Infiniti, which ranged from .25% to .5% of sales plus inventory for the period ended December 31, 2004. We anticipated making acquisitions as part of our moving forward strategy in 2004. We identified what we later came to acquire, LaPolla Industries, Inc. Our aim was primarily market share which focused on sales growth. In that regard, we pursued the acquisition of LaPolla, which was comparable to Infiniti except that Infiniti had a growing retail product line serving Sherwin Williams stores, and we expected to pay as much as a .5 multiplier based on its prior twelve months sales plus inventory. According to our unaudited pro forma consolidated financial statements filed with you relating to the LaPolla subsidiary acquisition, LaPolla had annual sales for the year ended October 31, 2004 of $7,797,765 plus $292,415 in inventory, which equated to $8,092,180. We paid $2,000,000 in cash and $22.00 in common stock value, for a total of $2,000,022. By dividing the purchase price into the annual sales plus inventory, you get a multiplier of .25 for this particular acquisition. Now, take the annual sales of our Infiniti subsidiary for the year ended December 31, 2004, which equates to $2,564,163, of which $749,052 was for Sherwin Williams and $1,815,111 was for regular contractors, and add the inventory value of $249,039 and you get $2,813,202. Take the multiplier of .25 times the regular contractor sales plus the inventory of $2,064,150 and you get $516,038. Add to that amount the sum of a .5 multiplier times the Sherwin Williams sales which equals $374,526 and you get a total fair value of $890,564. Since the fair value as determined under the multiplier or market valuation method exceeded the $774,000 carrying value of goodwill of Infiniti, no impairment existed at December 31, 2004. For the period ended June 30, 2005, we are unable to just take the Infiniti sales due to the fact that we merged our Infiniti subsidiary into and with our LaPolla subsidiary, effective April 1, 2005. So, for the period ended March 31, 2005, take the annualized sales for the prior twelve months, which equates to $2,903,081, of which $773,603 was for Sherwin Williams and $2,129,478 was for regular contractors, and add the inventory value of $315,940 and you get $3,219,021. Take the multiplier of .25 times the regular contractor sales plus the inventory for $2,445,418 and you get $611,355. Add to that amount the sum of a .5 multiplier times the Sherwin Williams sales which equals $386,802 and you get a total fair value of $998,157. Since the fair value as determined under the multiplier or market valuation method exceeded the $774,000 carrying value of goodwill of Infiniti, no impairment existed at March 31, 2005.

As you have now seen from our periodic reports filed with you, the combination of our Infiniti subsidiary and LaPolla subsidiary, by virtue of that certain merger between the two as of April 1, 2005, our sales have increased dramatically as anticipated and thus sustaining the carrying value of the combined goodwill which is being steadily maintained with internally generated goodwill from continuing operations. We do not believe any impairment exists for our Infiniti subsidiary at December 31, 2004 nor our combined Infiniti subsidiary and LaPolla subsidiary at June 30, 2005 or at the time of this writing.

See Exhibit 3 (Comparable transactions from 2002 to present received from KPMG Corporate Finance LLC).

Revenue Recognition, page F-13

Comment 10. We have reviewed your response to comment 19. Please revise your disclosure to clarify the circumstances in which products are not shipped FOB shipping point and your revenue recognition policy in such cases. If true, please also clearly state that returns are not permitted under your sales arrangements, including sales to stocking distributors.

If your practice is to accept returns for customer service reasons, please disclose the circumstances under which you have accepted sales returns in the past. Please also tell us in your response all returns, including sales amounts, accepted by you from stocking distributors during the periods presented in your Form 10-K and the subsequent interim period.

Response 10. Our revenue recognition policy is clear even though our prior response was unclear. We recognize revenue when our products are transferred to the customer, which occurs upon actual pick up by the customer or shipment to the customer, irrespective of whether or not the products are picked up or shipped from not only our own facilities but also the public warehouses we use as part of our distribution network. There may be some confusion as to our use of the term stocking distributors. Irrespective of any other definition, what we mean by a stocking distributor is a distributor that actually purchases products directly from us and then resells the products to its customers. The stocking distributor that we are referring to is ABC Supply, Inc., which is our customer. The same definition applies to our use of the term retail outlets. The retail outlets that we are referring to are Sherwin William stores. Sherwin Williams is our customer not the consumer. To be clear, sales and returns are not permitted under our sales arrangements. We included a philosophical remark in our prior Original Response 19 to your Original Comment 19. We have not accepted any returns for customer service reasons or any from stocking distributors or retail outlets for the periods in question. Our proposed revision is presented below.

Proposed Amendment 19.

Revenue Recognition

Revenue from Coatings, Sealants and Other Products is recognized as risk and title to the product transfers to the customer (which occurs at the time shipment is made), the sales price is fixed or determinable, and collectibility is reasonably assured. The Company’s sales channels include direct sales, distributors, independent representatives and retail outlets. Irrespective of the sales channel, returns and allowances are not a business practice in the industry. Amounts billed for shipping and handling are classified as sales in the Consolidated Statement of Operations. Costs incurred for shipping and handling are classified as Cost of Sales.

Net Loss per Common Share, page F-14

Comment 11. We have reviewed your response to comment 21. Please note that nonvested stock to be issued to a director under a stock-based compensation arrangement is considered an option for purposes of computing diluted EPS. Such stock-based awards shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though their exercise may be contingent upon vesting. Those stock-based awards are included in the diluted EPS computation even if the director may not receive or be able to sell the stock until some future date. Please refer to paragraph 20 of SFAS 128 and revise your earnings per share computations accordingly.

Response 11. Our proposed amendments are provided below.

Proposed Amendment 11A

Net (Loss) Per Common Share

The Company accounts for (loss) per share in accordance with Statement of Financial Accounting Standard 128 ("SFAS 128") "Earnings Per Share". Basic (loss) per share is based upon the net (loss) applicable to common shares after preferred dividend requirements and upon the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the effect of the assumed conversions of convertible securities and exercise of stock options only in periods in which such effect would have been dilutive. Basic and diluted net (loss) per common share are the same since (a) the Company has reflected net losses from continuing operations for all periods presented and (b) the potential common shares would be antidilutive. See also Note 13 - Net Loss per Common Share - Basic and Diluted.

Proposed Amendment 11B

Note 13.  Net Loss Per Common Share - Basic and Diluted.

The following table reflects the computation of the basic and diluted net loss per common share:

	For The Year Ended December 31,
	2004		2003		2002
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
Operating (Loss)	$(2,648,316)	$(0.092)	$(4,493,959)	$(0.294)	$(4,927,633)	$(0.362)
(Loss) from Discontinued Operations	(3,141,333)	(0.109)	(6,668,245)	(0.437)	(5,818,870)	(0.428)
Plus: Dividends on Preferred Stock	—	—	(498,001)	(0.033)	(259,634)	(0.019)
Net (Loss) Available to Common Stockholders	$(5,789,649)	$(0.201)	$(11,660,205)	$(0.764)	$(11,006,137)	$(0.809)
Weighted Average Common Shares Outstanding	28,866,604		15,264,815		13,605,769

Basic and diluted net (loss) per share are the same since (a) the Company has reflected net losses for all periods presented and (b) the potential issuance of shares of the Company would be antidilutive. The securities that could potentially dilute (loss) per share in the future that were not included in the computation of diluted (loss) per share were (i) 652,767, 972,000 and 1,276,000 shares, respectively, of nonvested restricted common stock issued to eligible directors but held by the Company pursuant to vesting restrictions under the Director Compensation Plan, (ii) 116,321, 239,025 and 521,283 vested stock options, respectively, and (iii) conversion of securities (preferred stock) convertible into 2,250, 6,173,994 and 2,429,781 shares, respectively, of common stock, for the years ended December 31, 2004, 2003 and 2002, respectively.

Allowance for Doubtful Accounts, page F-14

Comment 12. We have reviewed your response to comment 22. It is unclear why the adjustment to the allowance for doubtful accounts was appropriately recognized during the fourth quarter of 2004 and whether the recorded amount of the allowance as of December 31, 2003 and 2002 was appropriate. Please provide us with additional explanation, including a detailed rollforward of the allowance for all periods presented, which separately identifies additions to the allowance related to current sales, deductions related to write-offs and adjustments. Narrative explanation should accompany the rollforward as needed to help us understand the appropriateness of your accounting.

Response 12A. Upon further review of our records, we find that our allowance for doubtful accounts was in fact inappropriate based on a review of the additions and deductions to the allowance for doubtful accounts related to the continuing operations as compared to the discontinued operations. As disclosed in our periodic reports filed with you, we initially acquired our Infiniti subsidiary for the purpose of distributing our RSM Products but as time passed, we stopped using our Infiniti Subsidiary for distribution of our products and handled all RSM Product related matters through our discontinued RSM Subsidiary. We disclosed this fact in Part 1, Item 1 - Business of our original filing. Our original disclosure is provided below for your convenience.

Disclosure 12A

Historical Information

…”We acquired Infiniti Paint Co., Inc., effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of our former RSM Series™ products but also to diversify our overall product offerings. Shortly after we opened a second Infiniti location in Orlando, Florida, we located a regional distribution chain with over 96 locations at the time which would carry our former RSM Series™ products on an exclusive basis and the expansion of Infiniti ceased, to preserve our cash flow and other resources, and the Orlando location was shut down. …”

Response 12B. In accordance with your guidance, we reexamined our method of calculating our allowance for doubtful accounts provision and determined that not only were the percentages inappropriate but also the method itself based on the historical uncollectibility experience related to our continuing operations. After we extracted the related discontinued operations data from the original allowance for doubtful accounts calculation and recalculated the allowance provision, we determined that based on the actual bad debt write offs against the allowance for doubtful accounts, the percentages used in the aging method were grossly over accruing our allowance and that a restatement of the allowance for doubtful accounts provision for the periods presented was in order to be in accord with your guidance. Instead of adjusting the percentages and recalculating the allowance under the aging method, we determined that changing the method to percentage-of-sales was more appropriate in light of our continuing operations and recalculated our allowance for doubtful accounts provision using this new method and restated our financial statements and related notes accordingly. Our proposed amendments are provided below.

Proposed Amendment 12B-1.

Allowance for Doubtful Accounts

The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The Company uses the percentage-of-sales method to estimate its allowance provision, which entails analyzing historical data to ascertain the relationship between bad debts and credit sales. The derived percentage is then applied to the current period’s sales revenues in order to arrive at the appropriate charge to bad debts expense for the year. The offsetting credit is made to the allowance for uncollectible account. When specific customer accounts are subsequently identified as uncollectible, they are written off against this allowance. See also Note 21.

Proposed Amendment 12B-2.

Note 19. Selected Quarterly Financial Data (Unaudited)

The Company restated the allowance for doubtful accounts provision for the periods presented. The original allowance for doubtful accounts amounts reported prior to the restatement for the periods ended March 31, June 30, September 30, and December 31, were $156,490, $238,696, $246,881, and $216,798, for 2003, respectively, and $213,167, $240,621, $210,351, and $74,339, for 2004, respectively. The restated allowance for doubtful accounts provision is calculated by multiplying sales revenue times one half of one percent for each period presented.

Proposed Amendment 12B-3.

Note 21. Reclassifications and Restatement of Previously Issued Financial Statements

(c)  Restatement of Allowance for Doubtful Accounts

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which the allowance for doubtful accounts was presented and determined that a restatement was necessary to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as costs and expenses were affected by these restatements. The overall objective of the restatement was to make the valuation allowance for anticipated uncollectible amounts properly match revenues and expenses based on the continuing operations of the Company. The Company originally used the aging method to calculate the allowance for doubtful accounts. After reevaluating the amounts originally reserved against the amounts of actual bad debt expenses for each period presented for the Infiniti Products, the Company determined that a reduction in the percentages used in calculating the allowance for doubtful accounts provision was required. Insofar as the reduction in the percentages, once applied to the previously issued consolidated financial statements, would have required a restatement of the consolidated financial statements, the Company further determined based on the historical data relating to bad debts and credit sales, that use of the percentage-of-sales method was more appropriate for its current operations rather than the aging method. See also Note 19 - Selected Quarterly Financial Data.

See also Exhibit 4 (Rollforward Information) and our Response 4 to your Comment 4 for additional information.

Note 3 - Discontinued Operations, page F-16

Comment 13. We have reviewed your response to comment 25. If true, please confirm that the only assets or liabilities of the disposal group were $663,000 in current liabilities as of December 31, 2004 and no assets or liabilities as of December 31, 2003. Based on your responses to prior comments 17, 25 and 27 it is unclear whether this is the case. If not, please amend your filing to comply with paragraph 46 of SFAS 144.

Response 13. We have reexamined our records and disclosures with respect to our discontinued operations from 2000 through 2004 and presented them in accordance with paragraph 46 of SFAS 144 in our proposed amended filing. We have extracted the relevant portions of our proposed amendments which are presented in our proposed amended filing below.

Proposed Amendment 13A.

Item 6. Selected Financial Data

	Year Ended December 31,
	2004	2003	2002	2001	2000
Summary of Operations
Operating (Loss)	(2,648,316)	(4,493,959)	(4,927,633)	(4,039,977)	(2,021,444)
(Loss) from Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)	(3,879,350)	(2,499,910)
Basic and Diluted (Loss) Per Share:
Discontinued Operations	(0.109)	(0.437)	(0.428)	(0.336)	(0.260)

We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data above has been recast to reflect the results of operations and financial positions of our Company excluding the discontinued RSM Products and related development stage origins financial data. See also Item 1 - Business, Historical Information, for general information on our discontinued operations.

Proposed Amendment 13B.

Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations for the Three-Year Period Ended December 31, 2004

Overview

This financial review presents our operating results for each of the three years in the period ended December 31, 2004, and our financial condition at December 31, 2004. We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data and information below has been restated to reflect the results of operations and financial positions on an aggregated basis separately for our discontinued RSM Products for these periods.

Proposed Amendment 13C.

Discontinued Operations: On November 5, 2004, we discontinued the operations of our RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. Our consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for our discontinued operations for the periods presented.

Selected Financial Data for Discontinued Operations

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, we evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, we decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it. See also Item 6 - Selected Financial Data.

Proposed Amendment 13D.

Liquidity and Capital Resources

For 2004, 2003 and 2002, the net cash provided by (used in) operating activities for discontinued operations was $878,351, $2,463,377 and $(35,516), respectively.

For 2004, 2003 and 2002, the net cash provided by (used in) investing activities for discontinued operations was $2,100, $(102,886) and $(457,563), respectively.

2004, 20003 and 2002, the net cash provided by (used in) financing activities for discontinued operations was $(39,707), $37,065, and $(86,631), respectively.

Proposed Amendment 13E.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets

Current Assets:
Current Portion of Assets of Discontinued Operations (Note 3)	438	701,024

Other Assets:
Non Current Portion of Assets of Discontinued Operations (Note 3)	—	509,213

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Current Portion of Liabilities from Discontinued Operations (Note 3)	720,567	1,841,119

Other Liabilities:
Non Current Portion of Liabilities from Discontinued Operations (Note 3)	525,000	402,349

Proposed Amendment 13F.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2004	2003	2002

(Loss) From Discontinued Operations (Note 3)	(3,141,333)	(6,668,245)	(5,818,870)
Net (Loss) Per Share-Basic and Diluted Discontinued Operations	(0.109)	(0.437)	(0.428)

Proposed Amendment 13G.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net (Loss):
Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)
Net Operating Activities of Discontinued Operations	878,351	2,463,377	(35,516)
Cash Flows From Investing Activities
Net Investing Activities of Discontinued Operations	2,100	(102,886)	(457,563)
Cash Flows From Financing Activities
Net Financing Activities of Discontinued Operations	(39,707)	37,065	(86,631)

Proposed Amendment 13H.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Discontinued Operations.

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented.

Selected operating results for discontinued operations are presented in the following table:

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, the Company evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, the Company decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it.

The assets and liabilities of the discontinued operations presented on an aggregated basis in the Consolidated Balance Sheets consist of the following amounts at December 31:

Assets	2004	2003
Cash	$438	$7,333
Accounts and Notes Receivable, Net	—	101,206
Inventories	—	599,242
Machinery and Equipment, Net	—	486,329
Prepaid Expenses and Other Current Assets	—	15,936
Deposits and Other Non Current Assets	—	191
Total Assets	$438	$1,210,237
Liabilities
Accounts Payable	662,696	1,069,079
Accrued Expenses and Other Current Liabilities	57,871	722,460
Long Term Debt	—	94,429
Deferred Income	—	7,500
Reserve for Litigation	525,000	350,000
Total Liabilities	$1,245,567	$2,243,468

See also Note 11 - Commitments and Contingencies.

Proposed Amendment 13I.

Note 11. Commitments and Contingencies.

Reserve

The following is a summary of the reserve established for commitments and contingencies for the year ending December 31:

2004
Accounts Payable - Discontinued Operations	$662,696
Accrued Expenses and Other Current Liabilities - Discontinued Operations	57,871
Reserve for Litigation - Discontinued Operations	525,000
Reserve for Litigation - Current Operations	15,000
Total	$1,260,567

There was no reserve for commitments and contingencies in 2003.

Proposed Amendment 13J.

Note 13.  Net Loss Per Common Share - Basic and Diluted.

The following table reflects the computation of the basic and diluted net loss per common share:

	For The Year Ended December 31,
	2004		2003		2002
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
(Loss) from Discontinued Operations	(3,141,333)	(0.109)	(6,668,245)	(0.437)	(5,818,870)	(0.428)

Proposed Amendment 13K.

Note 19. Selected Quarterly Financial Data (Unaudited)

	2004 Quarters Ended,
	March 31	June 30	September 30	December 31
Income (Loss) from Discontinued Operations	$(1,084,929)	$(569,251)	$(1,764,031)	$276,878
(Loss) Per Common Share - Basic and Diluted - Discontinued Operations	$(0.038)	$(0.020)	$(0.061)	$0.010

	2003 Quarters Ended,
	March 31	June 30	September 30	December 31
(Loss) from Discontinued Operations	$(1,249,989)	$(2,073,537)	$(967,572)	$(2,385,462)
(Loss) Per Common Share - Basic and Diluted - Discontinued Operations	$(0.088)	$(0.134)	$(0.058)	$(0.156)

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented. See Note 3 - Discontinued Operations.

Proposed Amendment 13L.

Note 21.	Reclassifications and Restatement of Previously Issued Financial Statements.

(a)	Reclassification of Continuing and Discontinued Operations

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the Securities and Exchange Commission (“SEC”) based on guidance received from the SEC regarding the manner in which the continuing and discontinued operations were presented and determined that certain reclassifications were required to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as revenue and costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to clearly delineate within the consolidated financial statements and related notes the financial position, results of operations and cash flows of the Company’s continuing operations and, on an aggregated basis, the discontinued operations. See also Note 19 - Selected Quarterly Financial Data.

See also our Response 1 to your Comment 1 and Responses 5A and 5B to your Comment 5 for additional information.

Note 5 - Machinery and Equipment, page F-17

Comment 14. We have reviewed your response to comment 27. It appears that you had approximately $437,000 in machinery and equipment related to RSM Technologies, Inc. as of December 31, 2003. This amount should be presented separately from your other machinery and equipment on the face of the balance sheet, since the amount relates to discontinued operations. See paragraph 46 of SFAS 144. Please revise your presentation in your amended Form 10-K. Please also ensure that any other assets and liabilities related to RSM Technologies, Inc. are identified and presented as being related to discontinued operations during 2003 and 2004.

Response 14. We have reexamined our records and presented our discontinued operations in accordance with your guidance. Our proposed amendments are provided in our Responses 13A through 13L to your Comment 13 above.

Note 11 - Commitments and Contingencies, page F-22

Comment 15. We have reviewed your response to comment 32. Please provide us with a detail of your litigation reserve as of December 31, 2004 and 2003. For each component, tell us the factors you considered in determining that the contingency met each of the two criteria of paragraph 8 of SFAS 5 for accrual as a liability.

Response 15. We have reviewed your Comment 15 and incorporate herein our Response 5 to your Comment 5. To supplement that response with respect to the Rajalingam matter which solely comprised the 2003 reserve for litigation amount (we disclosed only what we were legally permitted to under the Confidential Legal Settlement in our actual filing), the amount of the 2003 reserve for litigation was based upon a probable amount from a preliminary settlement attempt between the parties prior to the actual settlement of the matter in early 2004.

Note 13 - Securities Transactions, page F-24

Comment 16. We have reviewed your response to comment 33. The basis for your recognition of income related to the receipt of your shares is unclear. Please specify the accounting literature supporting your accounting, including specific references supporting both valuation and recognition in income. Please also tell us how this income has been reflected on the statement of operations. Additionally, please tell us how the related grant was reflected on the statement of operations when originally issued and the amount of the related expense recognized.

Response 16. We have examined our transaction concerning the confidential legal settlement that involved the return of an aggregate of 292,241 shares of restricted common stock previously issued for the purchase of certain intellectual property and consulting services rendered during the period commencing on October 31, 2007 and ending on March 1, 2001. As part of the negotiations resulting in the settlement, we required the return of the above mentioned shares and we attributed a value based on the closing price of our common stock as traded on the American Stock Exchange on the date of the settlement or April 21, 2004.

We established the April 21, 2004 settlement date as the new measurement date for determining a fair value for the returned shares. The closing price of our common stock was $.90 on April 21, 2004. Based on the restricted nature of the shares being returned, we discounted the closing price by 50% to establish a value of $.45 for each share returned. We took the 292,241 shares times the $.45 per share to establish the value of $131,508.45 and reduced the amount of the settlement on our books by that amount. The litigation in question related to our discontinued operations.

The original amount in dispute related to $99,000 in unpaid and contested consulting services, among other things, which was already recorded in 1999. After the litigation commenced and based on the facts and circumstances reviewed periodically by us in light of the status of the ongoing litigation, we accrued a liability and established a reserve for litigation amount at the end of 2003 for $350,000, and recorded the net difference of $251,000 for litigation reserve expense on our statement of operations. We evaluated the litigation again for our first quarter of 2004 and increased our reserve for litigation to $893,491.55, which resulted in an additional charge to our statement of operations for our litigation reserve expense of $543,491.

The original values recorded on our books for the restricted common stock issued to the parties involved the litigation were as follows:

Date	Person or Party	Pre Split Shares	Value	Cert #	Type	Purpose
3/30/1998	Creative Chemical Co (3C)	404,412	$55,000.00	WAC 1231	Restricted Common Stock	Purchase & Sale Agt
9/4/1998	Ponswamy Rajalingam	200,000	$13,400.00	WAC 1337	Restricted Common Stock	Consulting Services
6/18/1998	Ponswamy Rajalingam	60,000	$4,680.00	WAC 1349	Restricted Common Stock	Consulting Services
7/8/1999	Ponswamy Rajalingam	500,000	$32,500.00	UII 0114	Restricted Common Stock	Consulting Services
7/8/1999	Ponswamy Rajalingam	100,000	$7,040.00	UII 0115	Restricted Common Stock	Consulting Services
8/27/1999	Ponswamy Rajalingam	120,000	$9,680.00	UII 2013	Restricted Common Stock	Consulting Services
12/15/1999	Ponswamy Rajalingam	60,000	$3,880.00	UII 2083	Restricted Common Stock	Consulting Services
1/3/2000	Ponswamy Rajalingam	40,000	$2,500.00	UII 2093	Restricted Common Stock	Consulting Services
7/8/1999	R. Uma Umarani	18,000	$2,448.00	UII 0130	Restricted Common Stock	Consulting Services
8/27/1999	R. Uma Umarani	108,000	$10,854.00	UII 2012	Restricted Common Stock	Consulting Services
12/15/1999	R. Uma Umarani	54,000	$3,492.00	UII 2085	Restricted Common Stock	Consulting Services
1/3/2000	R. Uma Umarani	36,000	$2,250.00	UII 2092	Restricted Common Stock	Consulting Services
7/14/2000	Ponswamy Rajalingam	350,000	$148,063.00	UII 2507	Restricted Common Stock	Consulting Services
6/12/2000	Ponswamy Rajalingam	500,000	$48,375.00	UII 2483	Restricted Common Stock	Consulting Services
6/12/2000	Umarani Rajalingam	61,000	$5,902.00	UII 2481	Restricted Common Stock	Consulting Services
6/12/2000	Umarani Rajalingam	311,000	$30,089.00	UII 2482	Restricted Common Stock	Consulting Services
		2,922,412	$380,153.00

As you can now see, we took a conservative approach and instead of reversing the original entries recorded in the aggregate at $380,153, we established a substantially lesser fair value based on the new measurement date of April 21, 2004 and just recognized $131,508.45 to offset the overall settlement amount. The 292,241 shares have been canceled and returned to unissued status. We believe our recognition of a fair value relating to the returned shares is in accord with Statement of Financial Accounting Concepts No. 5, paragraphs 6, 13, 58, 65, and 67(c).

Note 16 - Concentrations of Credit Risk, page F-29

Comment 17. We have reviewed your response to comment 34. Please provide us with a copy of your written agreement with Euler Hermes. Please file this agreement as an exhibit to your correspondence file on Edgar. Also, please tell us how you intend to classify the expense of the premium on the statement of operations, the cash inflows and outflows related to the agreement on the statement of cash flows, and the receivables subject to the agreement at the expiration of the allowed collection timeframe on the balance sheet.

Response 17A. A copy of our one year written agreement with Euler Hermes, effective March 1, 2005, through February 28, 2006, is attached as Exhibit 7 for your review. The policy coverage amount is $250,000 and the annual premium payment is $15,000. The premium is paid as follows: 25% down payment at March 15, 2005 of $3,750; first installment invoice of $3,750 plus 8% interest equaled $3,825.62 dated May 2, 2005; second installment invoice of $3,750 plus 8% interest equaled $3,825.62 dated August 17, 2005; and third installment invoice of $3,750 plus 8% interest equaled $3,976.03 dated November 1, 2005. We expense the premium payments per the invoices received from Euler Hermes, to general liability insurance expense, which is reflected on the statement of operations as an operating expense - selling, general and administrative. This annual credit insurance policy expense is shown as cash used in the operating activities section of the Consolidated Statement of Cash Flows, under continuing operations. We intend to reclassify our premium expense as illustrated below in our periodic filings.

Proposed Prepaid Schedule					Current Expense Schedule		Expense Difference
Month	Prepaid Amt	Expense	Balance	Cumulative	Monthly	Cumulative	Difference	Cumulative
Mar-05	3,750.00	1,250.00	2,500.00	1,250.00	3,750.00	3,750.00	(2,500.00)	(2,500.00)
Apr-05		1,250.00	1,250.00	2,500.00		3,750.00	1,250.00	(1,250.00)
May-05	3,825.62	1,250.00	3,825.62	3,750.00	3,825.62	7,575.62	(2,575.62)	(3,825.62)
Jun-05		1,275.21	2,550.41	5,025.21		7,575.62	1,275.21	(2,550.41)
Jul-05		1,275.21	1,275.20	6,300.42		7,575.62	1,275.21	(1,275.20)
Aug-05	3,825.62	1,275.21	3,825.61	7,575.63	3,825.62	11,401.24	(2,550.41)	(3,825.61)
Sep-05		1,275.21	2,550.40	8,850.84		11,401.24	1,275.21	(2,550.40)
Oct-05		1,275.21	1,275.19	10,126.05		11,401.24	1,275.21	(1,275.19)
Nov-05	3,976.03	1,275.21	3,976.01	11,401.26	3,976.03	15,377.27	(2,700.82)	(3,976.01)
Dec-05		1,325.34	2,650.67	12,726.60		15,377.27	1,325.34	(2,650.67)
Jan-06		1,325.34	1,325.33	14,051.94		15,377.27	1,325.34	(1,325.33)
Feb-06		1,325.33	-	15,377.27		15,377.27	1,325.33	-

Response 17B. We have reexamined the terms and conditions in the Euler Hermes Business Advantage Credit Insurance Policy and based on section V. Claim Filing and Loss Payments, subsection D. Subrogation and Salvage, once a claim has been paid pursuant thereto, it appears that a transfer of financial assets (or all or a portion of a financial asset) in which we surrender control is required to be accounted for as a sale under paragraph 9 of SFAS 140. Please find below two claim settlement illustrations in furtherance of our discussion.

Illustration 17B.

Policy Period:

March 1, 2005 through February 28, 2006

Policy Amount:

$250,000 maximum claim loss payout in covered year

Assumptions:

1.	Open A/R from customer is $100,000;
2.	Approved credit limit with Euler Hermes is $100,000; and
3.	Customer files for bankruptcy.

Requirements:

1.	We must file a claim with Euler Hermes within (10) days of learning of the customer’s bankruptcy;
2.	Provide Euler Hermes with an itemized statement of open receivables from the customer;
3.	File with Euler the entire amount owed to us from the customer; and
4.	Provide Euler with proof that a covered loss has occurred.

Claim #1 in Covered Year

Claim Amount:	$100,000
Policy Deductible:	$(5,000)	(1x annually, irrespective of claim $s)
Net Claim Amount:	$95,000
Per Buyer Co-Insurance:	$(9,500)	(10% of Net Claim Amount)
Total Amount Payable by Euler Hermes:	$85,500

Notes: Assuming Claim #1 is settled as stated, we would: (a) Derecognize the Asset Sold of $100,000; (b) Recognize the Asset Obtained of $85,500; and (c) Recognize the Liabilities Incurred of $5,000 and $9,500.

Claim #2 in Covered Year

Claim Amount:	$50,000
Policy Deductible:	$-0-
Net Claim Amount:	$50,000
Per Buyer Co-Insurance:	$(5,000)	(10% of Net Claim Amount)
Total Amount Payable by Euler Hermes:	$45,000

Notes: Assuming Claim #2 is settled as stated, we would: (a) Derecognize the Asset Sold of $50,000; (b) Recognize the Asset Obtained of $45,000; and (c) Recognize the Liability Incurred of $5,000.

See Exhibit 5 (Written Agreement with Euler Hermes).

Note 18 - Selected Quarterly Financial Data, page F-29

Comment 18. Please disclose in this footnote the amount and nature of any adjustments that are material to the results of the fourth quarter. Your disclosure should include, at a minimum, discussion related to your 2004 fourth quarter adjustment to the allowance for doubtful accounts. See Item 302(a)(3) of Regulation S-K.

Response 18. Please find our proposed amendments provided below in accordance with your guidance.

Proposed Amendment 13I.

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented. See Note 3 - Discontinued Operations.

The Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented. The original cost of sales amounts reported prior to the reclassification of direct labor expenses and shipping and handling costs for the periods ended March 31, June 30, September 30, and December 31, were $562,053, $414,084, $464,227, and $363,753, for 2003, respectively, and $350,522, $448,390, $408,472, and $783,967, for 2004, respectively.

The Company restated the allowance for doubtful accounts provision for the periods presented. The original allowance for doubtful accounts amounts reported prior to the restatement for the periods ended March 31, June 30, September 30, and December 31, were $156,490, $238,696, $246,881, and $216,798, for 2003, respectively, and $213,167, $240,621, $210,351, and $74,339, for 2004, respectively. The restated allowance for doubtful accounts provision is calculated by multiplying sales revenue times one half of one percent for each period presented.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Item 1 - Financial Statements

Note 11 - Business Segment Information, page 9

Comment 19. We have reviewed your response to comment 40. It appears that your Texas, Florida and Arizona operations may constitute operating segments pursuant to paragraph ten of SFAS 131. If you do not consider this to be the case, please tell us in detail why not. Please also clarify how decisions regarding the allocation of resources are made without evaluating geographic results separately given the different markets and customers served by these units. Please provide us with additional information to help us understand how this is done. Also, tell us what consideration you gave to the possibility that the chief operating decision making function is, in part, shared by your Vice-President of Operations.

Also, please address each of the issues in this comment with respect to the commercial/industrial and retail market divisions as well.

Response 19A. We have reviewed SFAS 131 in its entirety and understand that you are guiding us to establish an appropriate operating segment structure. Our Texas, Florida and Arizona operations do not constitute operating segments because we do not intend to track sales revenues by location. In the past, we maintained a holding company and wholly owned subsidiary structure (e.g. IFT Corporation (the “Parent”), Infiniti Products, Inc. (the “Florida Subsidiary”) and LaPolla Industries, Inc. (the “Arizona Subsidiary”)). However, on April 1, 2005, we merged the Florida Subsidiary into and with the Arizona Subsidiary with the Arizona Subsidiary being the surviving corporation. On October 1, 2005, we merged the Arizona Subsidiary with and into the Parent, with the Parent being the surviving corporation. On September 1, 2005, we moved the Parent’s corporate headquarters to Houston, Texas. Effective November 8, 2005, we changed the name of the Parent to LaPolla Industries, Inc. and now operate as one single entity. Prior to the effectuation of the aforementioned mergers, we maintained manufacturing plants in Florida and Arizona. We now maintain an additional manufacturing location in Texas. The main purpose for moving our Corporate Headquarters to Houston, in addition to establishing an additional and larger manufacturing and distribution location to meet our growing sales, was to centralize our operations in anticipation of becoming more of a national leader in the businesses in which we currently and expect to operate in the future. All sales are being centralized through our Houston Office. Our manufacturing and distribution facilities will be treated as cost centers and performance will be measured through cost effectiveness and by production efficiency. Sales revenue by location is not our aim. Resources will be allocated based on the cost effectiveness and production efficiencies of each manufacturing and distribution plant. Pricing will be established based on what our market research shows each respective region will bear based on competition. We have not found that there is a significant difference in pricing levels of the various products that we sell in the various markets that we serve though we have generated limited data at this time. The effect of geography on a per product basis is something we may find useful and be able to capitalize on with our new operating segment structure after it is implemented.

We manufacture certain coatings and sealants and other manufacturers toll blend certain of our adhesives and paints. Other manufacturers also provide us with their foam, equipment and other products (i.e. sundry items), which we sell with our products. It is our intent to be basic in manufacturing our own products to the extent that the benefits outweigh the costs. We have become exceedingly good as a selling organization over the past year, as compared to prior years and our approach has been, among other things, to focus on specific product lines. In this regard, we have developed and are implementing a new operating segment structure within our organization that will provide the type of discrete financial information that SFAS 131 calls for and from which we will regularly review operating results and make decisions about resources to be allocated and assess its performance. The new structure is based on product categories, which are as follows: (a) Coatings; (b) Sealants; (c) Adhesives; (d) Foam; (e) Paint; (f) Equipment; and (g) Other (Less than 10%). We have fit all of our existing products into each of these categories and began tracking revenues and expenses (to the extent identifiable) in each category, effective January 1, 2006. This scheme also fits within our mergers and acquisition strategy, where we intend to identify specific companies with specific categories of products for potential acquisition, based on market conditions, capital availability, and timing elements.

Based on our understanding of SFAS 131, we have modified our initial thinking with respect to an industry approach predicated on commercial/industrial and retail market divisions. We are focusing on product categories instead which is aligned with the development of our new internal reporting structure.

See Exhibit 6 (Sample of Listing of New Business Segment Categories for 2006).

Comment 20. Please also provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

Response 20. Please be advised that the only information we provided to our directors at the most recent board meeting was the same information that we filed publicly with you in our Form 10-Q for the Quarter Ended September 30, 2005.

Comment 21. If you believe that either geographic units or customer-defined divisions represent operating segments, but that they meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation, please provide us with the analysis you performed in reaching this conclusion, including a comparison of long-term average gross margins.

Response 21. We have explained in our Response 19 to your Comment 19 our new operating segment structure, which information is incorporated herein by this reference. As we collect data from our new product category scheme, our stockholders will be able to see a comparison of long-term average gross margins for each product category.

Comment 22. At a minimum, you should separately disclose your revenues from roofing, concrete, wall, and equipment product categories for each period presented in accordance with paragraph 37 of SFAS 131.

Response 22. We have explained in our Response 19 to your Comment 19 our new operating segment structure, which information is incorporated herein by this reference. Our new product category scheme is comprised of: (a) Coatings; (b) Sealants; (c) Adhesives; (d) Foam; (e) Paint; (f) Equipment; and (g) Other (Less than 10%).

Item 2 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

Comment 23. We have reviewed your response to comment 41. You should discuss, as well as quantify, business changes between periods in line items in your future MD&A. Please show us what your revised MD&A will look like for the quarter ended June 30, 2005.

Response 23. Based upon your guidance, we have devised a new M D & A style for the 2005 year, which we believe meets your requirements. The new style incorporates background information so the reader is better able to understand the reasons for the changes between periods in line items. We have provided below excerpts of our actual disclosure included in our Form 10-Q for September 30, 2005 for your review and comment.

Disclosure 23.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2005

As used in this report, "LaPolla" and the "Company" or "Us" or "We" or “Our” refer to LaPolla Industries, Inc., a Delaware corporation, and its subsidiaries, unless the context otherwise requires. Effective October 1, 2005, IFT Corporation, a Delaware corporation, merged its wholly owned subsidiary, LaPolla Industries, Inc., an Arizona corporation, into itself, whereupon the separate existence of LaPolla Industries, Inc. ceased and IFT Corporation continued as the surviving corporation. Effective November 8, 2005, IFT Corporation changed its corporate name to LaPolla Industries, Inc. The financial review reflects the new corporation name, LaPolla Industries, Inc., which is the same name previously associated with the Company’s former wholly owned subsidiary LaPolla Industries, Inc. that was merged into IFT Corporation immediately after the end of the current period. To be clear, references to this former wholly owned subsidiary are reflected as “LaPolla Subsidiary” or “LaPolla Products”, where applicable, in this review to aid the reader in understanding the current period review. The financial review below presents our operating results for the three and nine months ended September 30, 2005 and 2004, and our financial condition at September 30, 2005. Except for the historical information contained herein, the following discussion contains forward-looking statements, which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Forward Looking Statements” below. In addition, the following review should be read in conjunction with the information presented in our unaudited condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2005 above.

Overview

We are a public business enterprise that markets, sells, manufactures and distributes acrylic roof coatings, roof paints, sealers, roofing adhesives, polyurethane foam and wall systems, and other related products to the commercial/industrial construction and home improvement retail chain store markets. Prior to October 1, 2005, we were organized under a holding company and subsidiary structure. At September 30, 2004, we had two active subsidiaries, Infiniti Products, Inc. (“Infiniti Subsidiary”) and RSM Technologies, Inc. (“RSM Subsidiary”). We acquired our Infiniti Subsidiary, which was a Florida based coatings, sealants, paints, and foam distributor, effective September 1, 2001, to among other things, diversify our product lines (“Infiniti Products”). Our Infiniti Subsidiary started manufacturing some of its Infiniti Products instead of using outside toll blenders during the third quarter of 2004 as part of a strategy to become a manufacturer in addition to being a distributor for the Southeastern United States. On November 5, 2004, we discontinued the operations of our RSM Subsidiary and resulting RSM Products. The financial information relating to our discontinued RSM Subsidiary operations are reported and discussed as discontinued operations in our financial statements and this review. We implemented an aggressive sales and marketing strategy after discontinuing our RSM Products to substantially grow our Infiniti Products sales. During the first quarter of 2005, we engaged additional sales and marketing personnel in connection with our first acquisition to support our new strategic growth plan.

On February 11, 2005, we closed our acquisition of the LaPolla Subsidiary, an Arizona based manufacturer of acrylic roof coatings and sealers, and provider of polyurethane foam systems to the commercial/industrial construction markets. We acquired 100% of the capital stock of the LaPolla Subsidiary for $2 Million in cash and stock. The LaPolla Subsidiary marketed, sold, manufactured and distributed acrylic roof coatings, sealers, and polyurethane foam systems to the commercial/industrial construction markets (“LaPolla Products”). The LaPolla™ name has been recognized in the Southwestern United States for over 27 years by roofing contractors, building owners and design professionals. The acquisition broadened our customer base and established us as a leader in the roof coatings industry. Effective April 1, 2005, our Infiniti Subsidiary merged with and into our LaPolla Subsidiary, whereupon the separate existence of our Infiniti Subsidiary ceased and the LaPolla Subsidiary continued as the surviving corporation. To be clear, references to our former wholly owned subsidiary, Infiniti Products, Inc., are reflected as “Infiniti Subsidiary” or “Infiniti Products”; our Infiniti Products and LaPolla Products are sometimes collectively referred to as “Comprehensive Products”; and our Infiniti Subsidiary and LaPolla Subsidiary are sometimes collectively referred to as “Combined Subsidiary”, where applicable, to aid the reader in understanding the current period review. We are continuing to attract and recruit the best available talent to manage our existing and further propel our growth. Our sales offices are located in Texas, Florida, Arizona, Georgia, California, and Pennsylvania. LaPolla operates two manufacturing plants located in Tempe, Arizona and Deerfield Beach, Florida, and uses public warehousing in a multitude of locations throughout the United States to service customers. We moved our corporate headquarters to Houston, Texas during the third quarter of 2005, and will begin manufacturing products at this location in the fourth quarter of 2005.

Results of Operations

We operated our business on the basis of two reportable segments, which we refer to as Corporate and LaPolla Products, during the third quarter of 2005. LaPolla Products are collectively referred to as “Coatings, Sealants and Other Products” in our condensed consolidated financial statements for this reporting period. The following table compares 2005 and 2004 sales for the three and nine month periods ended September 30, 2005 and 2004:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Sales:
Coatings, Sealants and Other Products	$5,559,461	$521,852	$13,223,289	$1,569,378
Total Sales	$5,559,461	$521,852	$13,223,289	$1,569,378

The $5,037,609 or 965% increase in sales for the three months ended September 30, 2005 compared to the same 2004 period was primarily the result of an increase due to strong demand for our Comprehensive Products as compared to just our Infiniti Products in 2004. The increase in sales of $11,653,911, which represents an increase of 743% in sales for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 was due primarily to sales of our Infiniti Products in the amount of $799,815, LaPolla Products of $1,657,838 and Comprehensive Products of $9,196,258 compared to just our Infiniti Products of $1,569,378.

Our cost of sales for the three months ended September 30, 2005 was $4,306,491, or 78%, as compared to $430,133, or 82%, for the three months ended September 30, 2004. The increase in the total cost of sales of $3,876,358 was primarily due to increased purchases of the raw materials and finished goods relating to the manufacturing and distribution of our Comprehensive Products as compared to just our Infiniti Products for 2004. This 4% decrease in cost of sales as a percentage of sales from the comparable 2004 period is attributable to the mix of Comprehensive Product margins as compared to just our Infiniti Products. For the nine months ended September 30, 2005, our cost of sales was $10,527,695, or 80%, as compared to $1,253,637, or 80%, for the nine months ended September 20, 2004. The $9,274,058 increase in cost of sales for the nine months ended September 30, 2005 compared to the same 2004 period was due primarily to cost of sales relating to our Infiniti Products in the amount of $578,606, LaPolla Products of $1,534,396 and Comprehensive Products of $8,414,693 compared to just our Infiniti Products of $1,253,637. Our cost of sales includes $73,861 and $14,235 for direct labor, receiving, purchasing and inspection, respectively, and $114,697 and $10,297 inbound and outbound freight, respectively, for the three months ended September 30, 2005 for our Combined Subsidiary and September 30, 2004 for our Infiniti Subsidiary, respectively. For the nine months ended September 30, 2005, our cost of sales include direct labor, receiving, purchasing and inspection, respectively, and inbound and outbound freight, respectively, of $8,900 and $9,331 for our Infiniti Subsidiary, $-0- and $18,095 for our LaPolla Subsidiary and $63,329 and $212,711 for our Combined Subsidiary, respectively, versus $23,972 and $25,169 for just our Infiniti Subsidiary, respectively, for the comparable 2004 period.

Gross profit as a percentage for the third quarter of 2005 was 22% of sales, which represents a 4 percentage point increase from the 18% rate for the third quarter of 2004. Our gross profit percentage increased in the third quarter of 2005 compared to the third quarter of 2004 primarily as a result of an increase in sales of higher margin products as compared to lower margin products. The gross profit percentage of 20% did not change in the first nine months of 2005 compared to the nine months ended September 30, 2004.

Selling, general and administrative, or SG&A, expenses were $1,637,348 or 29% of sales, in the third quarter of 2005, of which $551,851 was for Corporate and $1,085,497 was for our Combined Subsidiary compared to $331,853, or 64% of sales, in the third quarter of 2004, of which $158,468 was for Corporate and $173,385 for our Infiniti Subsidiary. This $1,305,495 increase in SG&A expense dollars in the third quarter of 2005 compared to the third quarter of 2004 is primarily the result of expenses related to Corporate and our Combined Subsidiary, as compared to just Corporate and our Infiniti Subsidiary. For the nine months ended September 30, 2005, our SG&A expenses were $4,569,904 as compared to $1,630,267 for the comparable 2004 period. The $2,939,637 increase in SG&A expenses for the nine months ended September 30, 2005 compared to the same 2004 period was due primarily to expenses related to Corporate of $1,502,676, our Infiniti Subsidiary of $383,965, LaPolla Subsidiary of $534,524, and Combined Subsidiary of $2,148,739 compared to just Corporate of $1,039,247 and our Infiniti Subsidiary of $591,020. The SG&A as a percent of our sales was 35 % for the nine months ended September 30, 2005 as compared to greater than 100% for the same 2004 period. The increase in SG&A expense dollars was a result of higher selling and marketing expenses in support of our sales growth, additional sales personnel, promotion and advertising costs, investor relations, and American Stock Exchange fees, sales travel, opening new sales offices, various insurance coverage premium increases connected to sales growth, opening warehouses in strategic locations nationally, stock compensation expenses to officers and directors, and relocating our corporate headquarters to Houston, Texas.

Professional fees consist of accounting, auditing, and legal fees. Our professional fees for the three months ended September 30, 2005 were $45,465, of which $29,877 was for Corporate and $15,588 was for our Combined Subsidiary as compared to $57,000, of which $56,539 was for Corporate and $461 was for our Infiniti Subsidiary for the comparable 2004 period. The decrease of $11,535 was primarily due to a decrease in attorney’s fees for past and current litigation related to Corporate. For the nine months ended September 30, 2005, our professional fees were $438,682, of which $355,967 was for Corporate, $75 was for our Infiniti Subsidiary, $19,117 was for our LaPolla Subsidiary, and $63,523 was for our Combined Subsidiary as compared to $322,521, of which $316,914 was for Corporate and $5,607 was for our Infiniti Subsidiary, in the comparable period in 2004. The $116,162 increase in professional fees in the first nine months of 2005 compared to the same 2004 period was primarily the result of an increase in attorney’s fees related to past and current Corporate litigation as well as auditing and accounting fees related to our acquisition of the LaPolla Subsidiary.

Our depreciation and amortization expense was $41,951 for the third quarter of 2005, of which $18,936 was for Corporate and $23,015 was for our Combined Subsidiary compared to $16,424 for the third quarter of 2004, of which $15,834 was for Corporate and $590 was for our Infiniti Subsidiary. The increase of $25,527 was primarily the result of purchasing property, plant and equipment for our manufacturing plants in Florida, Arizona and Texas and amortization of our intangible assets relating to the acquisition of our LaPolla Subsidiary. For the nine months ended September 30, 2005, our depreciation and amortization expense was $107,909, of which $60,278 was for Corporate, $6,656 was for our Infiniti Subsidiary, $2,076 was for our LaPolla Subsidiary, and $38,899 was for our Combined Subsidiary, while our depreciation and amortization expense was $58,092 for the comparable 2004 period, of which $56,442 was for Corporate and $1,650 was for our Infiniti Subsidiary. The $49,817 increase in depreciation and amortization expense in the first nine months of 2005 compared to the same 2004 period was primarily due to the acquisition of additional property, plant and equipment from our acquisition of the LaPolla Subsidiary, additional purchases of property, plant and equipment for our manufacturing and distribution facilities in Florida, Arizona and Texas, and amortization of our intangible assets in connection with our acquisition of the LaPolla Subsidiary.

We did not incur any research and development costs in the three or nine months ended September 30, 2005 or 2004.

Consulting fees for the three months ended September 30, 2005 were $69,516, of which $40,580 was for Corporate and $28,936 was for the Combined Subsidiary as compared to $51,144 for the three months ended September 30, 2004, of which $45,902 was for Corporate and $5,242 was for our Infiniti Subsidiary. For the nine months ended September 30, 2005, consulting fees were $194,908, of which $116,538 was for Corporate, $12,445 was for our Infiniti Subsidiary, $10,558 was for our LaPolla Subsidiary and $55,367 was for our Combined Subsidiary as compared to $122,137 for the nine months ended September 30, 2004, of which $116,125 was for Corporate and $6,012 was for our Infiniti Subsidiary. The $72,771increase for the nine months ended September 30, 2005 as compared to the same period in 2004 was the result of an increase in the number and type of consultants engaged to provide business and financial consulting services to us.

For the three months ended September 30, 2005, our interest expense was $113,901, of which $108,254 was for Corporate and $5,647 was for our Combined Subsidiary as compared to $111,407 for the three months ended September 30, 2004, of which $101,401 was for Corporate and $10,006 was for our Infiniti Subsidiary. Our interest expense for the nine months ended September 30, 2005 was $224,783, of which $210,553 was for Corporate, $3,565 was for our Infiniti Subsidiary, $4,485 was for our LaPolla Subsidiary, and $6,180 was for our Combined Subsidiary as compared to $250,693 for the nine months ended September 30, 2004, of which $202,036 was for Corporate and $48,657 was for our Infiniti Subsidiary. The decreases were primarily attributable to a decrease in the interest rate on loans payable - related party from 9% per annum for the 2004 year to 6% per annum for the 2005 year, partially offset by an increase from the note payable - other commencing on June 1, 2005. In addition, the principal balance on the loans payable - related party was $4,302,500 with accrued interest of $147,412 as of September 30, 2005, as compared to a principal balance of $4,885,000 with accrued interest of $184,898 as of September 30, 2004. Moreover, the principal balance on the note payable - other was $1,250,000 with accrued interest of $16,751 for the nine months ended September 30, 2005 as compared to $ -0- in 2004.

Other income in the three months ended September 30, 2005 was $5,269 and other expense was $12, all of which related to our Combined Subsidiary, as compared to $ -0- other income and other expense for the comparable 2004 period. Other income for the nine months ended September 30, 2005 was $19,847 and other expense of $12, all of which related to our Combined Subsidiary, as compared to $ -0- for the comparable period in 2004.

The income from discontinued operations for the three months ended September 30, 2005 was $349,117 compared to a loss of $1,745,463 for the three months ended September 30, 2004. The income of $349,117 resulted primarily from a gain related to the disposition of prior written off machinery and equipment during the third quarter of 2005, partially offset by a nominal rent expense, revised estimate related to our discontinued operations reserve for litigation and accrued workman’s compensation liability. Our income from discontinued operations for the nine months ended September 30, 2005 was $24,526 compared to a loss of $3,399,643 for the nine months ended September 30, 2004. The income of $24,526 resulted primarily from a gain related to the disposition of prior written off machinery and equipment during the third quarter of 2005, partially offset by a nominal rent expense, revised estimate related to our discontinued operations reserve for litigation and accrued workman’s compensation liability.

We are prepared to utilize the same format above in our amended filings for the first two quarters of 2005 based on your feedback and guidance.

FORM 8-K/A FILED APRIL 27, 2005

Notes to Pro Forma Consolidated Financial Statements, page PF-4

Comment 24. We have reviewed your response to comment 50. It appears that you have estimated the fair value of the assets acquired to be equal to the book value of the assets acquired plus the $60,000 deferred tax asset eliminated in pro forma adjustment E. It is unclear why including the value of the deferred tax asset is appropriate. Please revise or advise.

Response 24. We have revised our disclosure. The $60,000 was included in the assets acquired, but eliminated in the consolidated pro forma financial statements since we did not want to capitalize in goodwill the $60,000 if the deferred tax was eliminated in the calculation. On a consolidated basis, we do not have a deferred tax asset at this time due to our history of significant losses. See Exhibit 7.

Comment 25. We have reviewed your response to comment 51. Paragraph 39 of SFAS 141 states that an asset shall be recognized apart from goodwill if it is capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged, regardless of whether there is an intent to do so. As noted in paragraphs A18 and A28 of Appendix A to SFAS 141, customer lists and product formulations may meet the separability criteria set forth in paragraph 39 of SFAS 141. Please provide us with your assessment of whether the acquired customer lists and product formulations meet the requirements for separability in paragraphs 39, A18 and A28.

If the acquired customer lists and product formulations meet the requirements for separability, please clarify whether the acquired intangibles have been properly valued and determined to be immaterial or their fair value has not been accurately determined. If you have determined their value to be immaterial, please provide us with your determination of their fair value, including explanations of each material assumption supporting your valuation. If you have not accurately determined the fair value of the acquired intangibles, please do so and revise your filing to separately recognize the identifiable intangible assets apart from goodwill, as required by paragraph 39 of SFAS 141 and paragraphs A10 through A28 of Appendix A to SFAS 141.

Response 25A. We have reassessed the value for customer list and product formulation in light of SFAS 141. The estimated cost of engaging a marketing company to develop a comparable customer list to that acquired would be approximately $50,000 to $75,000. We used a value of $69,235. The estimated cost to develop a product formula is in the $100,000 to $150,000 range. We used $138,471 and considered expenses for customer market research, product development, testing, reconfiguration, reformulation and finalization. See Exhibit 7.

Response 25B. We are amortizing the customer list over 5 years and the product formulation over ten years. In our Form 10-Q for September 30, 2005, we included $5,769 in amortization expense, of which $3,462 was for the customer list and $2,307 was for the product formulation. We are prepared to include $1,923 in amortization expense, of which $1,154 is for the customer list and $769 is for the product formulation, in our to be amended Form 10-Q for March 31, 2005 and $5,769 in amortization expense, of which $3,462 is for the customer list and $2,307 is for the product formulation, in our to be amended Form 10-Q for June 30, 2005.

We are prepared to file our proposed amended filings (Exhibits 1 and 7) whenever you have completed your review with respect to same and note that whatever instruction you may give us to file such amendments will not serve as your approval or disapproval of such disclosures. Additionally, based on your feedback and continued guidance, we are prepared to amend our Form 10-Qs for March 31, 2005, June 30, 2005 and September 30, 2005 as soon as reasonably practical thereafter.

We would be remiss if we did not point out the valuable interpretive guidance and feedback that we received from Mr. Jeffrey Gordon, Staff Accountant, with respect to our responses provided herein, without which we would not have been able to respond as appropriately to your comments.

If you have any questions or concerns or wish to discuss any of the matters addressed herein or require clarification on anything whatsoever in whatever regard relating to this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

LAPOLLA INDUSTRIES, INC.

Michael T. Adams
CEO

MTA/

Enclosures

Exhibit 1

Revised Proposed Amended Form 10-K/A-2 for the Year Ended December 31, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A-2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2004

Commission File No. 001-31354

LaPolla Industries, Inc.
(formerly known as IFT Corporation)
(Exact name of Registrant as Specified in its Charter)

Delaware (State of Incorporation)	13-3545304 (I.R.S. Employer Identification No.)

Intercontinental Business Park
15402 Vantage Parkway East, Suite 322	77032
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)

(281) 219-4700
(Registrant’s Telephone Number)

Securities registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Name of Exchange on which Registered
Common Stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12 (g) of the Act: None

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes☒No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☐No ☒

The aggregate market value of the registrant’s common equity held by non-affiliates was approximately $12,115,585 on June 30, 2004, based upon the closing price on the American Stock Exchange on such date.

Common Stock outstanding as of March 22, 2005 — 50,196,219 shares.

DOCUMENTS INCORPORATED BY REFERENCE

None.

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
FORM 10-K/A-2
FOR THE YEAR ENDED DECEMBER 31, 2004
INDEX

Page

PART I

Item 1. Business	A-2-2

Item 2. Properties	A-2-5

Item 3. Legal Proceedings	A-2-5

Item 4. Submission of Matters to a Vote of Security Holders	A-2-5

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	A-2-6

Item 6. Selected Financial Data	A-2-7

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations	A-2-8

Item 7A. Quantitative and Qualitative Disclosures About Market Risk	A-2-10

Item 8. Financial Statements and Supplementary Data	A-2-10

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	A-2-10

Item 9A. Controls and Procedures	A-2-10

Item 9B. Other Information	A-2-10

PART III

Item 10. Directors and Executive Officers	A-2-11

Item 11. Executive Compensation	A-2-12

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters	A-2-16

Item 13. Certain Relationships and Related Transactions	A-2-17

Item 14. Principal Accounting Fees and Services	A-2-18

PART IV

Item 15. Exhibits and Financial Statement Schedules	A-2-19

SIGNATURES	A-2-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	A-2-21

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS	A-2-22

INDEX OF EXHIBITS	A-2-23

A-2-1

ITEMS AMENDED HEREBY

As used in this amended report, "LaPolla" and the "Company" or "Us" or "We" or “Our” refer to LaPolla Industries, Inc., a Delaware corporation, unless the context otherwise requires. Effective October 1, 2005, IFT Corporation, a Delaware corporation, merged its wholly owned subsidiary, LaPolla Industries, Inc., an Arizona corporation, into itself, whereupon the separate existence of LaPolla Industries, Inc. ceased and IFT Corporation continued as the surviving corporation. Effective November 8, 2005, IFT Corporation changed its corporate name to LaPolla Industries, Inc. The information presented herein reflects the new corporation name, LaPolla Industries, Inc., which is the same name previously associated with the Company’s former wholly owned subsidiary LaPolla Industries, Inc. located in Arizona that was acquired on February 11, 2005 and merged into IFT Corporation as described above. Certain disclosures have been updated throughout this report to make the amended presentation more concise and easier to understand. The primary amendments are as follows:

(a)	Reclassification of Continuing and Discontinued Operations

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the Securities and Exchange Commission (“SEC”) based on guidance received from the SEC regarding the manner in which the continuing and discontinued operations were presented and determined that certain reclassifications were required to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as revenue and costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to clearly delineate within this report and the consolidated financial statements and related notes the financial position, results of operations and cash flows of the Company’s continuing operations and, on an aggregated basis, the discontinued operations.

(b)	Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses

The Company reevaluated the consolidated statement of operations presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which certain direct labor expenses and shipping and handling costs were presented and determined that certain reclassifications were appropriate. The aggregate amount of originally reported costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to make the Company’s results of operations comparable to other public business enterprises engaging in similar business activities. To be clear, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented.

(c)	Restatement of Allowance for Doubtful Accounts

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which the allowance for doubtful accounts was presented and determined that a restatement was necessary to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as costs and expenses were affected by these restatements. The overall objective of the restatement was to make the valuation allowance for anticipated uncollectible amounts properly match revenues and expenses based on the continuing operations of the Company. The Company originally used the aging method to calculate the allowance for doubtful accounts. After reevaluating the amounts originally reserved against the amounts of actual bad debt expenses for each period presented for the Infiniti Products, the Company determined that a reduction in the percentages used in calculating the allowance for doubtful accounts provision was required. Insofar as the reduction in the percentages, once applied to the previously issued consolidated financial statements, would have required a restatement of the consolidated financial statements, the Company further determined based on the historical data relating to bad debts and credit sales, that use of the percentage-of-sales method was more appropriate for its current operations rather than the aging method.

PART I

Item 1.	Business.

Overview

LaPolla Industries, Inc. (f/k/a IFT Corporation) (the “Company”) is a holding company focused on acquiring and developing companies that operate in the coatings, paints, foams, sealants, and adhesives markets. We have two wholly-owned subsidiaries, Infiniti Products, Inc. (“Infiniti Subsidiary”) and LaPolla Industries, Inc. (“LaPolla Subsidiary”).

Our Infiniti Subsidiary markets, sells, manufactures and distributes acrylic roof coatings, roof paints, sealers, and roofing adhesives to the home improvement retail and polyurethane foam systems to the industrial/commercial construction industries (“Infiniti Products”). During the latter part of 2004, our Infiniti Subsidiary built and is operating a manufacturing plant in the Southeastern United States to decrease its reliance on outside toll blenders and increase its product margin mix.

During the first quarter of 2005, we engaged a proven sales and marketing team, and made our first acquisition to support our strategic growth plan. On February 11, 2005, we closed our acquisition of the LaPolla Subsidiary, a manufacturer of acrylic roof coatings and sealers, and provider of polyurethane foam systems to the industrial/commercial construction industries (“LaPolla Products”). The acquisition broadened our customer base and established us as a leader in the roof coatings industry.

Since 1977, the LaPolla Subsidiary has provided quality products and roofing solutions to contractors, building owners and design professionals in the Southwestern United States. The LaPolla Subsidiary's primary customers are industrial/commercial roofing contractors. Under the terms of the agreement, we acquired the LaPolla Subsidiary for cash and restricted common stock. The transaction was funded through borrowings from our Chairman of the Board, Richard J. Kurtz. The LaPolla Subsidiary's trailing twelve months revenue ended January 31, 2005 was approximately $8 Million.

Our Internet website address is http://www.lapollaindustries.com. We make our periodic and current reports, together with amendments to these reports, available on our website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our Internet website is not incorporated by reference in this amended Annual Report on Form 10-K.

On November 5, 2004, pursuant to resolution of the Board of Directors, we discontinued the operations of our RSM Technologies, Inc. subsidiary (“RSM Subsidiary”). Our consolidated financial statements and related notes have been recast to reflect the financial position, results of operations and cash flows of our RSM Subsidiary as a discontinued operation. See Historical Information below.

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Sales and Marketing

We maintain a regional sales and marketing team with a primary focus across the Southern United States as this portion of the country offers the greatest initial sales impact for our products. We are also pursuing international sales opportunities in the United States Virgin Islands, the Caribbean Islands, and Mexico. Our sales focus is on architectural coatings for the building market, channeled into both industrial / commercial markets and retail markets. For the industrial markets, our LaPolla Subsidiary and Infiniti Subsidiary will utilize direct sales, independent manufacturer representatives and stocking distributors who will be strategically positioned on a state or regional basis. Additionally, we will utilize public bonded warehouses as strategically needed to service our customers. Independent representatives, distributors and public warehouses are a low cost and an effective means of creating better access and convenience for our customers and future prospects. In our retail segment, our Infiniti Subsidiary will sell unique brand labels through national home improvement chains. The acrylic market is growing aggressively through enhanced consumer awareness due to nationally promoted programs from municipal and other government agencies and private organizations. These programs include Cool Roof Rating Programs, Energy Star and state and utility company funded rebates to energy conscious building owners for following very specific recommendations, using reflectivity and emmissivity as the general goal in reducing the environmental or “heat island effect”. See also Competition below. We place a high priority on forecasting our material demand and sales trending to create efficiency and expediency to our customers. Our LaPolla Subsidiary and Infiniti Subsidiary will utilize input from sales, our customer base, management experience and historical sales trending to predict needed supply for stock and warehousing to meet the needs of our customers on a timely basis. Public warehousing, distribution and direct sales will allow us to supply our customers in a timely and efficient fashion. Standard terms are net 30 days, but will not often exceed 60 days. The analysis of material costs with overhead and margins are effectively factored into sales budgeting to assure that the potential duration of receivables are not detrimental to margins. The combined volumes of the LaPolla Subsidiary and Infiniti Subsidiary are disbursed throughout a broad customer base. This broad base assures lack of vulnerability to the loss of one key customer. Although sales plans include the addition of new and individually significant volume customers, none today represent a significant adverse effect through such a loss.

New Product Developments

We will be adding new lines of related coating products that may be toll blended and/or private labeled. This will allow us to broaden sales targets geographically and increase the customer base to a national level by offering a variety of coating chemistry such as Silicone and Urethane coatings. Adding non-water based coatings to our current acrylic lines will give us the ability to target areas of the United States that may have been more restrictive due to seasonal conditions. See Seasonality below. Outside vendor agreements have been made to supply such product lines to us. Manufacturers of said products are very credible and of the highest recognition within the industry. Marketing materials and complete sales programs will be assembled and ready to implement in the second quarter of 2005.

Manufacturing

The majority of our products are manufactured in our own facilities located in Florida and Arizona. We maintain sufficient manufacturing capacity at these facilities to support our current forecasted demand as well as a modest safety margin of additional capacity to meet peaks of demand and sales growth in excess of our current expectations. We increase our capacity as required in anticipation of future sales increases. In the event of a very large or very rapid unforeseen increase in market demand for a specific product or supply of that product, our operations could be negatively impacted until additional capacity is brought on line. Third parties make a small number of commercial products for us. However, the revenues from these products are not material to our operating results.

Raw Materials

The primary materials and/or basic chemistry being sold by our LaPolla Subsidiary and Infiniti Subsidiary are acrylic resin and additional components for the manufacturing of acrylic coatings and other acrylic based products, polyurethane foam, and silicone coatings. The suppliers of the necessary raw materials and finished goods to both our LaPolla Subsidiary and Infiniti Subsidiary are industry leaders in both the specific chemistries and basic in the manufacturing of the raw materials for supply. We maintain strong relationships and have commitments for continuing supply through times of shortage. A lengthy interruption of the supply of one of these materials could adversely affect our ability to manufacture and supply commercial product. Currently, there are potential industry shortages of acrylic resins and isocyanates (which is 50% of the spray polyurethane foam chemistry). The respective suppliers of each product have made commitments to assure all of the needed material even in the event of significant growth by our LaPolla Subsidiary and Infiniti Subsidiary in 2005. With our combined volume potential, we are potentially a lucrative target for vendors to assure their own growth and demand in 2005. Should there be a shortage of either material, there are multiple alternative suppliers that are basic in all of the needed materials.

Patents and Trademarks

We rely on many patents and proprietary technologies that are owned or controlled by our raw material suppliers for finished goods formulations. These formulations are available to our LaPolla Subsidiary and Infiniti Subsidiary, as a significant buyer of chemicals, as well as extensive and personalized technical support and guidance. We have the technical skill and ability to further make proprietary these formulations in an effort to out perform other competitive products. If we are unable to maintain access and use of these technologies, or if these technologies are eliminated or available on commercially unreasonable terms, our ability to continue commercially selling these product formulations incorporating such technology, our operations may be adversely affected. See Raw Materials above. We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our partners, customers, employees and consultants. It is possible that these agreements will be breached or will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will otherwise become known or independently developed by competitors. We may find it necessary to initiate litigation to protect our trade secrets or know-how or to determine the scope and validity of the proprietary rights of others. Litigation involving trademarks and proprietary technologies can often be protracted and expensive and, as with litigation generally, the outcome is inherently uncertain. We market our products under various trademarks, for which we have unregistered trademark protection in the United States. These trademarks are considered to be valuable because of their contribution to the market identification of our products.

Competition

The United States adhesives, sealants and coatings industry is highly fragmented with over 500 manufacturing companies. We face strong competition in the markets in which we compete. These competitors have equivalent or, in most cases, greater availability to resources than we do. This enables them, among other things, to spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our LaPolla Subsidiary and Infiniti Subsidiary will aggressively pursue two markets, industrial/commercial and retail. The industrial/commercial markets include professional, commercial applicators and contractors. This market has many competitors, most of which are regionally located and market focused. Product chemistry and performance can be similar. Product credentials and approvals will significantly differentiate product lines and suppliers that are more readily suited to broad use and industry acceptance. Both our LaPolla Subsidiary and Infiniti Subsidiary have a focus on such approvals and are currently listed with certain credentials and approvals to assure that there is no restriction in markets and uses. There will be a significant push throughout 2005 to raise the industry awareness of our LaPolla Products and Infiniti Products, in this market.

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Advertising campaigns, articles in industry periodicals, trade show exposure, public relations, printed case studies, internet and website exposure, mailers and direct sales and marketing will be used to make an aggressive move toward product line branding and recognition in 2005. Within the industry, as manufacturers specifically focused on acrylic coatings for construction as their primary line, the combined entities of our LaPolla Subsidiary and Infiniti Subsidiary are likely within the top ten in volume of possibly 100 manufacturers or more. The principle method of competition in the industrial/commercial markets is a combination of product credentials and approvals, price structure, availability, warranty availability to building owners, and product performance. Our LaPolla Subsidiary and Infiniti Subsidiary will grow through internal and external efforts including, but not limited to, aggressive sales and marketing, competitive pricing, material availability, a strong sales force by both employee and independent representatives, establishing new relationships with new channels of distribution, building owner and contractor brand awareness, and acquisitions. It is our intention to aggressively seek acquisition of competitors with regard to timing, proximity, complementary market position, and focus. The retail market also has many competitors, some of which are regionally located and market focused, such as roofing supply houses. Others include major national home improvement chains. Product chemistry and performance can be similar. Product credentials and approvals will play less of a role in differentiating product lines. Fundamental approval, such as a UL rating (Underwriters Laboratories), is sufficient for sales into this segment. Our LaPolla Subsidiary and Infiniti Subsidiary have made progress in moving ahead strongly into this segment, primarily into the national home improvement chains. A significant marketing platform is being developed to include retail oriented literature and countertop displays. Our Infiniti Subsidiary, in particular, has added sales staff to grow our existing business in this segment. Neither of our subsidiaries are a nationally recognized or significant regional entities in this market at this time. The principle method of competing successfully in this market is effective marketing, price structure, and product performance. Growth in this market from existing relationships and new opportunities is expected during the 2005 fiscal year. Continued focus on bringing new marketing tools, sales support and industry relationships will be a primary focus for our LaPolla Subsidiary and Infiniti Subsidiary. New and existing independent representative relationships are being sought and are expected to be established by the end of the second quarter. These representatives will bring existing relationships to our LaPolla Subsidiary and Infiniti Subsidiary with the national home improvement channels to further enhance our growth in this market.

Employees

At December 31, 2004, we employed 15 individuals. None of our employees are currently represented by a union. We believe that our relations with our employees are generally very good.

Environmental Matters

We are subject to federal, state, local and foreign environmental laws and regulations. We believe that our operations comply in all material respects with applicable environmental laws and regulations where we have a business presence. We do not anticipate any significant expenditure in order to comply with environmental laws and regulations that would have a material impact on our Company. We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse effect on our financial position. We cannot assure you, however, that environmental problems relating to properties operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

Seasonality

Our business, taken as a whole, is materially affected by seasonal factors at this time. Specifically, sales of our products tend to be lowest during the first and fourth fiscal quarters, with sales during the second and third fiscal quarters being comparable and marginally higher than sales during the first and fourth fiscal quarters. Although the Acrylic Coatings Line applications are restricted by cold temperature, below 50 degrees Fahrenheit, most of our current focus is in the Southern United States. Much of this territory will remain suitable for application throughout most of the year. Increased levels and geography of rain fall will impede sales, but can also produce a pent up demand that can be realized in the subsequent short term. By broadening our product lines to those that are less sensitive to temperature during application, we increase the likelihood of less seasonal downward sales trending during the winter months.

Historical Information

We were incorporated in the state of Delaware on October 20, 1989 as Natural Child Collection, Inc. and changed our name to Natural Child Care, Inc., on January 14, 1991. In 1993, we discontinued our Natural Child Care operations, changed our name to Winners All International, Inc., and began random lottery operations. We were operationally inactive from August 1, 1995 to January 26, 1997 and on January 29, 1997 abandoned our former random lottery operations, effective for year ended July 31, 1995. On January 28, 1997, we acquired Perma Seal International, Inc. and began our development-stage operations largely characterized as research and development for what later became known as our application system, coatings and sealants operations in 2001. We changed Perma Seal International, Inc.’s name to Urecoats International, Inc. in October 1997. We changed our name from Winners All International, Inc. to Urecoats Industries Inc. on February 8, 1999. In July 1999, we established Urecoats Technologies, Inc. to assist in application system, coatings and sealants research and development. Rainguard Roofing Corporation, a Florida corporation, was acquired, effective January 1, 2001, to field test our RSM Series™ products and generate revenues in the roof contracting business. In June 2001, upon completion of our commercial RSM Series™ spray application system, ultimately named the BlueMAX™, Model 230, we essentially divested our research and development entities, Urecoats International, Inc. and Urecoats Technologies, Inc. Urecoats Manufacturing, Inc., established in June 2001, began sales and marketing of our RSM Series™ products direct to contractors, during the fourth quarter of 2001. We acquired Infiniti Paint Co., Inc., effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of our former RSM Series™ products but also to diversify our overall product offerings. Shortly after we opened a second Infiniti location in Orlando, Florida, we located a regional distribution chain with over 96 locations at the time which would carry our former RSM Series™ products on an exclusive basis and the expansion of Infiniti ceased, to preserve our cash flow and other resources, and the Orlando location was shut down. The operations of Rainguard Roofing Corporation were discontinued, effective December 31, 2001 to eliminate competition with our former RSM Series™ products customers. On February 1, 2004, we changed the name of Urecoats Manufacturing, Inc. to RSM Technologies, Inc. to align the corporation’s name with the character of its RSM Series™ business. We changed the name of Infiniti Paint Co., Inc. to Infiniti Products, Inc. on February 8, 2002 to eliminate the limiting public perception about the character of its business only being related to paints. We discovered a latent defect in the RSM Series™, BlueMAX™ spray application system, which, in addition to mitigating current and future adverse financial impacts of continuing to operate RSM Technologies, Inc., caused us to discontinue the operations of RSM Technologies, Inc., effective November 5, 2004.

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Forward Looking Statements

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21 of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are necessarily estimates reflecting the best judgment of senior management and express our opinions about trends and factors which may impact future operating results. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Such statements rely on a number of assumptions concerning future events, many of which are outside of our control, and involve risks and uncertainties that could cause actual results to differ materially from opinions and expectations. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Although we believe our expectations are based on reasonable assumptions, judgments, and estimates, forward-looking statements involve known and unknown risks, uncertainties, contingencies, and other factors that could cause our or our industry's actual results, level of activity, performance or achievement to differ materially from those discussed in or implied by any forward-looking statements made by or on the Company and could cause our financial condition, results of operations, or cash flows to be materially adversely affected. In evaluating these statements, some of the factors that you should consider include the following: (a) Financial position and results of operations, including general and administrative expense targets and effects on income from continuing operations; (b) Cash position and cash requirements, including the sufficiency of our cash requirements for the next twelve months; (c) Sales and margins; (d) Sources, amounts, and concentration of revenue; (e) Costs and expenses; (f) Accounting estimates, including treatment of goodwill and intangible assets, doubtful accounts, inventory, restructuring, and warranty, and product returns; (g) Operations, supply chain, quality control, and manufacturing supply, capacity, and facilities; (h) Products and services, price of products, product lines, and product and sales channel mix; (i) Relationship with customers, suppliers and strategic partners; (j) Raw material variations, substrate preparation, application specifications, operator techniques, and ambient weather fluctuations; (k) Acquisition and disposition activity; (l) Credit facility and ability to raise capital; (m) Real estate lease arrangements; (n) Global economic, social, and geopolitical conditions; (o) Industry trends and our response to these trends; (p) Tax position and audits; (q) Cost-reduction efforts, including workforce reductions, and the effect on employees; (r) Sources of competition; (s) Protection of intellectual property; (t) Outcome and effect of current and potential future litigation; (u) Research and development efforts; (v) Future lease obligations and other commitments and liabilities; (w) Common stock, including trading price; (x) Security of computer systems; and (y) Changes in accounting policies and practices, as may be adopted by regulatory agencies, and the Financial Accounting Standards Board. We do not plan to update any such forward-looking statements and expressly disclaim any duty to update the information contained in this report except as required by law.

Item 2.	Properties

Our operations are conducted in leased facilities located in Florida, Texas, and Arizona. Our headquarters and primary administrative facilities are located in Florida, along with manufacturing, distribution and warehousing. We have an executive office in Texas for sales and marketing purposes. In Arizona, we have a facility for manufacturing, distribution and warehousing. Although we believe our present facilities are adequate for our current needs, we anticipate needing additional space for growth in manufacturing and distribution from an expected increase in sales in the near term.

Item3.	Legal Proceedings

We hereby incorporate by reference:

(a)	Joglar Painting, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc, et. al., Defendants

The material features of this litigation have been previously disclosed in our Form 8-K dated August 20, 2004 (Section 8.  Other Events) filed on August 26, 2004 and Form 10-Q for the Quarter Ended September 30, 2004 (Item 3. Legal Proceedings) filed on November 22, 2004. Discovery has not yet commenced and no trial date is set.

(b)	Plymouth Industries, Inc. vs. Urecoats Industries Inc,. Urecoats Manufacturing, Inc., et. al., Defendants

The material features of this litigation have been previously disclosed in our Form 8-K dated November 5, 2004 (Item 8.01 Other Events) filed on November 12, 2004, Form 10-Q for the Quarter Ended June 30, 2004 (Item 3. Legal Proceedings) filed on August 16, 2004, and Form 10-Q for the Quarter Ended September 30, 2004 (Item 3. Legal Proceedings) filed on November 22, 2004.  On February 18, 2005, the Court granted a 45 day extension on Plaintiff’s second motion for summary judgment, which was scheduled for March 3, 2005. Mediation is scheduled for April 21, 2005.

(c)	Raymond T. Hyer, Jr. and Sun Coatings, Inc., Plaintiffs v. Urecoats Industries Inc., et. al, Defendants

The material features of this litigation have been previously disclosed in our Form 10-K dated for the Year Ended December 31, 2004 (Item 3. Legal Proceedings) filed on March 12, 2004 and Form 10-K/A for the Year Ended December 31, 2004 (Item 3. Legal Proceedings) filed on April 28, 2004. Discovery has not yet commenced and no trial date is set.

Various Lawsuits and Claims Arising in the Ordinary Course of Business

We are involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of the Company’s management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations.

Item 4.	Submission of Matters to a Vote of Security Holders

An Information Statement was provided to all of our stockholders to comply with the requirements of Section 14(c) of the Securities Exchange Act of 1934 and to provide information to all stockholders in connection with actions by written consent taken on December 2, 2004 by certain stockholders collectively owning 60% of our outstanding shares as of the record date of December 2, 2004. Such action constituted the approval and consent of stockholders representing a sufficient percentage of the total outstanding shares to approve the proposed amendments to the Article numbered “FIRST” of our Restated Certificate of Incorporation, to change the name of the corporation from Urecoats Industries Inc. to the IFT Corporation and Article and Section numbered “FOURTH” and “A” of our Restated Certificate of Incorporation, to increase the authorized common stock capitalization limit from 40 Million to 60 Million shares of Common Stock, Par Value $.01. Accordingly, the actions were not submitted to our other stockholders for a vote. The written consent became effective on December 28, 2004.

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PART II

Item 5. Market for the Company’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

The following table shows the quarterly price range of our common stock during the periods listed.

Calendar	2004		2003
Quarter	High	Low	High	Low
First	$1.05	$.43	$1.05	$.58
Second	$2.00	$.76	$1.28	$.67
Third	$1.19	$.47	$1.15	$.51
Fourth	$.60	$.22	$.65	$.30

Our common stock, listed on the American Stock Exchange, is currently trading under the symbol “LPA”. For the periods presented, our common stock traded under the symbol “IFT” from January 3, 2005 to November 10, 2005 and “URT” prior thereto.

As of March 18, 2005, there were approximately 4,170 holders of record of our common stock.

We did not declare any dividends during the past two years and do not anticipate declaring any common stock dividends in the near future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to our equity compensation plans (including individual compensation arrangements) under which equity securities are authorized for issuance on an aggregated basis as of December 31, 2004.

Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	115,321 (1)	$ 3.16	1,097,443 (2)
Equity Compensation Plans Not Approved by Security Holders	70,000 (3)	$ 3.36	16,000 (4)

Total	185,321	$ 3.23	1,113,443
____________________

(1)	The equity compensation plans include:
(i)
Key Employee Stock Option Plan. This plan was originally established as the 2000 Stock Purchase and Option Plan, which was approved by stockholders on June 20, 2000. The Board of Directors amended the 2000 Stock Purchase and Option Plan, effective December 31, 2004, changing its name to the Key Employee Stock Option Plan (“Key Employee Plan”), combining its terms and conditions with the 2002 Stock Option Plan (which was approved by stockholders on May 28, 2002), and eliminated consultants and directors from eligibility under the Key Employee Plan, for administrative convenience. Under the Key Employee Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The Key Employee Plan provides for the grant of an aggregate of 825,000 options, which are exercisable for common stock. There were 406,450 options exercised, 115,321 options outstanding and 303,229 options available for grant under the Key Employee Plan as of December 31, 2004.

(2)	The equity compensation plans include:
(i) Key Employee Stock Option Plan. See Footnote (1)(i) above.
(ii)
Director Compensation Plan. This plan was originally named the 2002 Non-Employee Director Restricted Stock Plan, which was approved by stockholders on May 28, 2002. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan, effective December 31, 2004, to among other things, change its name to the Director Compensation Plan (“Director Plan”). There were 652,767 shares of restricted common stock granted and issued (but not outstanding) and 141,447 shares remaining eligible for grant under the Director Plan as of December 31, 2004. Refer to Director Compensation below for the material features of the Director Plan.

(3)	The equity compensation plans include:
(i)
Non-Plan Options. The Company grants restricted options from time to time for special circumstances ("Non-Plan Options").  The Company did not grant any Non-Plan Options during 2004.  There were 50,000 Non-Plan Options exercised, 55,264 canceled/expired, and 70,000 outstanding as of December 31, 2004.

(4)	The equity compensation plan includes:
(i)
Long Term Employment Agreement. This amount includes the shares of restricted common stock remaining under a prior long term employment agreement between us and our CEO, entered into on January 1, 2002, which automatically vests in increments of 4,000 shares at the end of each calendar quarter and ending at the end of the 2005 year. See also Item 13 - Certain Relationships and Related Transactions, Paragraph 11.

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Recent Sales of Unregistered Securities

During the quarterly period ended December 31, 2004, we issued securities, for certain private transactions, in reliance on Section 4(2) of the Act, as described below:

1.
We vested and released 5,036 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Compensation Plan (“Director Plan”), to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on November 10, 2004. The remaining 6,964 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at approximately $730.

2.
We issued 50,000 shares of restricted common stock pursuant to a partial exercise of a Non Plan restricted stock option through cancellation of indebtedness for marketing services, valued and recorded at $35,000.

3.
We vested and released 6,286 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Plan, to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on December 15, 2004. The remaining 5,714 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at approximately $786.

4.
We vested and released 6,464 of the 12,000 shares of restricted common stock automatically granted pursuant to the Director Plan, to a former director upon his election at our June 22, 2004 shareholders meeting that resigned on December 20, 2004. The remaining 5,536 shares were canceled immediately upon his resignation from the Board of Directors. We did not consider these shares outstanding due to a vesting provision in the Director Plan and as such no value was ascribed for these shares in the period during which they were granted. This transaction was valued and recorded at $808.

5.	We issued 4,000 shares of restricted common stock to our CEO, as other compensation pursuant to his employment agreement, on December 31, 2004, which was valued and recorded at $540.

6.
We paid an aggregate of approximately $776,983 in dividends in the form of 2,877,714 shares of restricted common stock to the former holders of our Series B and C Preferred Stock on December 30, 2004. This amount of approximately $776,983 had been accrued prior to the automatic conversion of our Series B and C Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used for such issuance was calculated based on the closing price of our common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share. Richard J. Kurtz, the Chairman of the Board, was the sole owner of our Series B Preferred Stock, and accrued $213,497.28 in dividends related to same, which was satisfied by the issuance of a total 790,731 shares of restricted common stock. In addition, Mr. Kurtz accrued $260,959.70 in dividends related to the Series C Preferred Stock that he formerly owned, which was satisfied by the issuance a total of 966,517 shares of restricted common stock. Mark A. Reichenbaum, a former director who resigned on December 15, 2004, had accrued $128,931 in dividends related to the Series C Preferred Stock that he formerly owned, which was also satisfied by the issuance of 477,524 shares.

Item 6.	Selected Financial Data

	Year Ended December 31,
	2004	2003	2002	2001	2000
Summary of Operations
Revenue	$2,564,163	$2,405,539	$2,466,035	$676,903	$—
Cost of Sales	2,070,154	1,856,924	1,948,513	612,813	—
Selling, General and Administrative	2,047,281	3,109,994	4,131,482	3,027,613	1,383,270
Operating (Loss)	(2,648,316)	(4,493,959)	(4,927,633)	(4,039,977)	(2,021,444)
(Loss) from Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)	(3,879,350)	(2,499,910)
Net (Loss)	$(5,789,649)	$(11,162,204)	(10,746,503)	$(7,919,327)	$(4,521,354)
Basic and Diluted (Loss) Per Share:
Continuing Operations	$(0.092)	$(0.294)	$(0.362)	$(0.350)	$(0.210)
Discontinued Operations	(0.109)	(0.437)	(0.428)	(0.336)	(0.260)
Financial Position
Current Assets	$1,006,483	$758,889	$566,097	$1,092,415	$18,440
Working Capital (Deficit)	(7,005,024)	(2,266,507)	(1,655,557)	(187,541)	(2,757,401)
Total Assets	2,124,738	1,693,729	2,182,448	2,710,567	20,770
Long-Term Debt	38,825	—	15,500	61,267	18,000
Total Stockholders' Equity (Deficit)	$(7,161,141)	$(2,364,898)	$2,095,514	$2,355,777	$(1,942,221)

We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data above has been recast to reflect the results of operations and financial positions of our Company excluding the discontinued RSM Products and related development stage origins financial data. See also Item 1 - Business, Historical Information, for general information on our discontinued operations.

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Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations for the Three-Year Period Ended December 31, 2004

Overview

This financial review presents our operating results for each of the three years in the period ended December 31, 2004, and our financial condition at December 31, 2004. We discontinued the operations of our RSM Subsidiary on November 5, 2004 and related RSM Products. The financial data and information below has been restated to reflect the results of operations and financial positions on an aggregated basis separately for our discontinued RSM Products for these periods. Except for the historical information contained herein, the following discussion contains forward-looking statements that are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption “Forward Looking Statements” in Item 1 of Part I of this report. In addition, the following review should be read in connection with the information presented in our consolidated financial statements and the related notes.

Results of Operations

Revenue

The following is a summary of revenue for the years ending December 31:

	2004	2003	2002
Revenue:
Coatings, Sealants and Other Products	$2,564,163	$2,405,539	$2,466,035
Total Revenue	$2,564,163	$2,405,539	$2,466,035

We reported revenue for 2004 of $2,564,163 as compared to $2,405,539 for 2003. The revenue generated from sales of Coatings, Sealants and Other Products represents 100% of our revenue from our Infiniti Subsidiary. The increase of $158,624 from Coatings, Sealants and Other Products is a result of an increase in sales of our Infiniti Products. Our revenue for 2003 was $2,405,539 compared to $2,466,035 for 2002. The revenue generated from sales of our Coatings, Sealants and Other Products represents 100% of our revenue from our Infiniti Subsidiary. The decrease of $60,496 from Coatings, Sealants and Other Products is a result of a decrease in sales of our Infiniti Products.

Cost and Expenses

Our total cost and expenses are comprised of cost of sales, selling, general and administrative expenses, professional fees, depreciation and amortization, research and development, consulting fees, interest expense, impairment of assets, and loss on disposal of property, plant and equipment. These total costs and expenses decreased from $6,899,498 for 2003 to $5,212,479 for 2004 for a decrease of $1,687,019. This decrease is comprised of a reduction in selling, general and administrative expenses, professional fees, impairment of assets, and loss on disposal of property, plant and equipment, which were offset by an increase in the cost of sales, depreciation and amortization, consulting fees, and interest expense. From 2002 to 2003, total costs and expenses decreased from $7,393,668 to $6,899,498, respectively, for a decrease of $494,170. This decrease is comprised of a reduction in cost of sales, selling, general and administrative expenses, depreciation and amortization, research and development, consulting fees, which were offset by an increase in professional fees, interest expenses, impairment of assets, and loss on disposal of property, plant and equipment.

Cost of Sales: Our cost of sales increased $213,230 from $1,856,924 in 2003 to $2,070,154 in 2004. Our cost of sales for 2004 is comprised of $1,934,540 of direct product costs for Coatings, Sealants and Other Products, or 75.4% of related revenue, and $135,614 of warranty costs, freight and other costs of sales. This is compared to cost of sales of $1,856,924 for 2003 comprised of $1,753,685 of direct product costs for Coatings, Sealants and Other Products, or 72.9% of related revenue, and $103,239 of warranty costs, freight and other costs of sales. The increase of $213,230 in cost of sales, and increase of $158,624 in revenue resulted in a decrease of 3.5% in gross profit from 2003 to 2004. Cost of sales decreased $91,589 from $1,948,513 in 2002 to $1,856,924 in 2003. Our cost of sales for 2003 is comprised of $1,753,685 of direct product costs for Coatings, Sealants and Other Products, or 72.9% of related revenue, and $103,239 of warranty costs, freight and other cost of sales.  This is compared to cost of sales of $1,948,513 for 2002 comprised of $1,775,825 of direct product costs for Coatings, Sealant and Other Products, or 72% of related revenue, and $172,688 of warranty costs, freight and other costs of sales.  The decrease of $91,589 in cost of sales, and decrease of $60,496 in revenue resulted in an increase of 1.8% in gross profit from 2002 to 2003.

Selling, General and Administrative Expenses: Our selling, general and administrative expenses for 2003 were $3,109,994 as compared to $2,023,088 for 2004. The decrease of $1,086,906 is attributable to a strategic organizational initiative designed to reduce costs and expenses that commenced in 2003. The decrease is primarily due to a reduction in personnel and personnel related costs of $486,775, travel of $321,932, investor relations of $146,650, office expenses of $193,305 and other administrative expenses, partially offset by an increase in insurance of $38,595 and director fees of $80,047. Our selling, general and administrative expenses for 2002 were $4,131,482 compared to $3,109,994 for 2003. The decrease of $1,021,488 is attributable to the aforementioned strategic organizational initiative and primarily due to a reduction in personnel and personnel related costs of $581,751, insurance of $50,090, investor relations of $31,331, office expenses of $85,339 and other administrative expenses, partially offset by an increase in travel expenses of $61,279 and director fees of $149,707.

Professional Fees: Our professional fees decreased $254,529 from $672,218 in 2003 to $417,689 in 2004. This decrease is related to a reduction in legal fees of $180,246 relating to litigation, and a decrease of $74,283 in accounting and auditing fees. Professional fees increased $92,203 from $580,015 in 2002 to $672,218 in 2003. This increase related to additional legal fees of $138,667 relating to litigation, partially offset by a decrease of $46,464 in accounting and auditing fees.

Depreciation and Amortization: Our depreciation and amortization expense for 2003 was $47,962 compared to $83,002 for 2004 for an increase of $35,040. This increase is attributable to depreciation of property, plant and equipment, including additions made during the 2004 year. Depreciation and amortization expense for 2002 was $124,522 compared to $47,962 for 2003 for a decrease of $76,560, which is primarily attributable to a decrease in our depreciable assets from 2002 to 2003.

Research and Development: We did not incur any research and development costs in 2003 or 2004. Our research and development costs were $24,495 in 2002.

Consulting Fees: Our consulting fees in 2003 were $137,581 compared to $226,634 in 2004 for an increase of $89,053. This increase was attributable to additional outsourcing for outside professional services. Consulting fees in 2002 were $539,395 compared to $137,581 in 2003 for a decrease of $401,814. This decrease was attributable to a reduction in outside professional services as part of the overall cost reduction program that took place during 2003.

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Interest Expense: Our interest expense increased $270,566 from $121,346 in 2003 to $391,912 in 2004. The increase is primarily due to short term loans received from the Chairman of the Board in the amount of $5,610,000 in 2004 to continue our operations. Other interest expense was attributable to interest on lines of credit and lease payments for vehicles. Interest expense increased $76,100 from $45,246 in 2002 to $121,346 in 2003. The increase is primarily due to short term loans received from the Chairman of the Board in the amount of $6,610,000 in 2003 to continue our operations. Other interest expense was attributable to interest on lines of credit and lease payments for vehicles.

Loss on Asset Impairment and Disposal of Property, Plant and Equipment: We had Goodwill relating to the acquisition of our Infiniti Subsidiary in 2001. Management evaluated the fair market value of this asset as required and determined that there was impairment at December 31, 2003. We consider relevant cash flow and profitability information, including estimated future operating results, trends, and other available information, in assessing whether the carrying value of the intangible assets can be recovered. As a result, a charge of $837,011 for the impairment of the asset was recorded and is reflected on the Consolidated Statement of Operations for 2003 leaving Goodwill at $774,000 at December 31, 2004. We also recognized a loss for obsolete and abandoned property, plant and equipment primarily in the form of leasehold improvements related to relocating our corporate offices in the amount of $116,462 during 2003. There was no asset impairment or loss on disposal of assets in 2002 or 2004.

Discontinued Operations: On November 5, 2004, we discontinued the operations of our RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. Our consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for our discontinued operations for the periods presented.

Selected Financial Data for Discontinued Operations

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, we evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, we decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it. See also Item 6 - Selected Financial Data.

Liquidity and Capital Resources

We had $24,465 of cash on hand at December 31, 2004 reflecting a decrease of $10,920 when compared to the $35,385 of cash on hand at December 31, 2003. The cash on hand at December 31, 2002 was $44,011.

Historically, we have not generated cash from operations in excess of working capital requirements and have relied principally upon short term loans from the Chairman of the Board, as well as proceeds from the sale of preferred and common stock, to continue our operations. The net cash used in our operations was $5,312,995 in 2004 compared to $6,956,693 in 2003 and $9,475,081 in 2002. The cash used in operations for 2004 as compared to 2003 was attributable to our net loss for the year, including the effect of adjusting for non-cash items, offset by increases in accounts receivable, inventories, prepaid expenses and other current assets, deposits and other non current assets, and a reserve for litigation, and decreases in accounts payable and accrued expenses and other current liabilities. The cash used in operations for 2003 compared to 2002 was attributable to our net loss, including the effect of adjusting for non-cash items, offset by increases in accounts receivable, inventories, deposits and other non current assets, accounts payable, and accrued expenses and other current liabilities, and decreases in prepaid expenses and other current assets. For 2004, 2003 and 2002, the net cash provided by (used in) operating activities for discontinued operations was $878,351, $2,463,377 and $(35,516), respectively.

Net cash used in investing activities was $182,645 in 2004 compared to $102,886 in 2003 and $886,594 in 2002. We invested $184,745 in new property, plant and equipment during 2004 compared to $-0- in 2003 and $429,031 in 2002. During 2004, the additions to property, plant and equipment included costs to establish Infiniti’s manufacturing plant in our Florida facilities. During 2002, the additions to property, plant and equipment included costs for leasehold improvements. Capital expenditures in 2004 also included costs for office furniture and equipment and vehicles and in 2002 costs for office furniture and equipment. Net cash used in investing activities includes $36,849, $-0- and $13,505 to acquire computer hardware and software in 2004, 2003 and 2002, respectively. For 2004, 2003 and 2002, the net cash provided by (used in) investing activities for discontinued operations was $2,100, $(102,886) and $(457,563), respectively.

Net cash provided by financing activities was $5,484,720 in 2004, composed primarily of $5,610,000 in proceeds of loans from our Chairman of the Board, while the net cash used in financing activities relates to repayments of long term debt, payments under a capital lease obligation and payments on lines of credit partially offset by proceeds from lines of credit. For 2003 and 2002, the net cash provided by financing activities was $7,050,953 and $9,980,751, respectively, composed primarily of $350,000 and $6,223,000, respectively, in proceeds from the sale of common and preferred stock and $6,610,000 and $3,875,000, respectively, in proceeds of loans from our Chairman of the Board, while the net cash used in financing activities relates to payments on lines of credit partially offset by proceeds from lines of credit. For 2004, 2003 and 2002, the net cash provided by (used in) financing activities for discontinued operations was $(39,707), $37,065, and $(86,631), respectively.

We are required to fund our continuing operations from the sale of common or preferred stock or borrowings. As we continue to increase our revenue, improve gross margins, and minimize selling, general, and administrative expenses, our need to rely on the funds to continue our operations from outside and related parties will diminish. However, at this time, if adequate funds are not available when needed, our business, operations, financial condition and future prospects will be materially adversely affected.  Although no formal commitment has been received from the Chairman of the Board to fund our operating requirements for the 2005 year, we have received for the period beginning as of January 1, 2005 through March 15, 2005, loans amounting to $2,950,000 from the Chairman of the Board. Out of those proceeds, $2,000,000 was used for the purchase of our LaPolla Subsidiary during the first quarter of 2005. All outstanding loan amounts from the Chairman of the Board bear interest at 9% per annum. Furthermore, we will be actively seeking to raise cash proceeds of at least $5,000,000 privately, on a best efforts basis, pursuant to a private placement offering during 2005, depending on market conditions. There can be no assurance as to the availability or terms upon which such capital might be available. Our ability to continue as a going concern is dependent on management’s successful execution of its business plan. See Part II, Item 8 - Financial Statements and Supplementary Data and Notes to Consolidated Financial Statements, Note 2 - Going-Concern Issues Arising from Recurring Losses and Cash Flow Problems, for more information.

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Contractual Obligations

	Payments Due By Period
Contractual Obligations	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Long-Term Debt Obligations	$24,582	$14,243	$—	$—	$38,825
Estimated Interest Payments on Long-Term Debt Obligations	1,221	687	—	—	1,908
Operating Lease Obligations	155,668	40,441	—	—	196,109
	$181,471	$55,371	$—	$—	$236,842

The information provided in the table above relates to four vehicle leases and one equipment lease.

Indemnification

Our Restated Certificate of Incorporation, as amended, provides that we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person that is involved in or is, or is threatened to be, made a party to any action, suit or proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. We have purchased insurance policies covering personal injury, property damage and general liability intended to reduce our exposure for indemnification and to enable us to recover a portion of any future amounts paid.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk

Market Risk

We do not issue or invest in financial instruments or their derivatives for trading or speculative purposes. Our operations are conducted presently in the United States, and, as such, we are not subject to foreign currency exchange risks. Although we have outstanding debt and related interest expense, market risk in interest rate exposure in the United States is currently not material to our operations.

Item 8.	Financial Statements and Supplementary Data

The information required by this Item is incorporated herein by reference to the financial statements set forth in Item 15(a) of Part IV of this report.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.	Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, including our Principal Executive Officer and our Principal Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004, the end of the annual period covered by this report. The evaluation of our disclosure controls and procedures included a review of the disclosure controls’ and procedures’ objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, including process improvements, were being undertaken. Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the period covered by this report, our disclosure controls and procedures were effective and were operating at the reasonable assurance level. There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

Item 9B.	Other Information

None.

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PART III

Item 10.  Directors and Executive Officers

Directors

Set forth below is the name and age of each nominee and each director of the Company whose term of office continues after the meeting, the principal occupation of each during the past five years, and the year each began serving as a director of the Company:

Richard J. Kurtz 64 Director since November 23, 1998

Chairman of the Board since February 8, 1999

Mr. Richard J. Kurtz has been president and chief executive officer of the Kamson Corporation, a privately held corporation, for the past 27 years. The Kamson Corporation has its principal executive offices located in Englewood Cliffs, New Jersey and currently owns and operates eighty one (81) investment properties in the Northeastern U.S. Mr. Kurtz is a graduate of the University of Miami and a member of its President's Club. Mr. Kurtz is also a member of the Board of Directors of Paligent, Inc., a publicly traded company on the NASD O-T-C bulletin board. Most notably, the Chamber of Commerce in Englewood Cliffs and the Boy Scouts of America chose him Man of the Year. Mr. Kurtz resides in Alpine, New Jersey and is currently Vice President and a member of the Board of Directors for the Jewish Community Center on the Palisades in Tenafly, New Jersey. He is also proud to be an elected member of the Board of Trustees and the Foundation Board for the Englewood Hospital and Medical Center of New Jersey as well as a member of the Board of Governors for the Jewish Home and Rehabilitation Center.

Lt. Gen. Arthur J. Gregg US Army (Ret.) 76 Director since February 21, 2000

Lt. Gen. Arthur J. Gregg, US Army (Ret.) has more than fifty-five years of distinguished professional experience, having held senior level management and command positions in the military and several executive positions in industry. During his career, through ongoing education and the nature of the positions he has held, General Gregg has developed a broad, keen and in-depth knowledge of business operations and management. His record of performance repeatedly demonstrates the ability to lead organizations to success including new businesses and turn around situations. Also, as a result of his extensive military and executive experience, he has considerable contacts and respect within federal government agencies and private industry. General Gregg continues an active schedule as a member of several corporate and academic boards. He chairs three of these boards. His education includes Harvard University, John F. Kennedy School of Government Concentrated Executive Program in National Security; Saint Benedict College Atchison, Kansas, Bachelor of Science in Business Administration (Summa cum Laude); Army War College, Carlisle Barracks, Pennsylvania, One-year graduate level college; Command and General Staff College, Fort Leavenworth, Kansas, One-year graduate level college.

Gilbert M. Cohen 73 Director since November 12, 2004

Mr. Gilbert M. Cohen was the co-founder, chief financial officer, and treasurer of The Kamson Corporation from 1969 to 2001. From 1960 to 1969, he was the treasurer of the Bruck Group, Four Companies - Subsidiaries of American Hospital Supply Corporation, a former New York Stock Exchange listed corporation. Mr. Cohen retired in 2001 and, on a voluntary basis, is a baseball coach for the Cavallini School in Upper Saddle River for the public school system. His professional memberships include the American Institute of CPAs and New York State Society of CPAs. Mr. Cohen received his B.A. in 1953 and B.S. in 1956 from Brooklyn College.

Michael T. Adams 39 Director since December 20, 2004

Chief Executive Officer since January 28, 2005

Mr. Michael T. Adams was the President from August 1, 2003 and Executive Vice President and Corporate Secretary from March 1, 1999. Prior thereto, Mr. Adams held various officer capacities in the Company’s subsidiaries and was instrumental in the restructuring and establishment of operations in January 1997. He earned his Bachelor of Science degree in Business Administration in 1989, Master of Science degree in Business Administration in 1990 and Juris Doctor Degree in 1995, from Nova Southeastern University, located in Fort Lauderdale, Florida.

Mr. Cohen is our “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC serving on the Audit Committee, which is composed entirely of independent outside directors.

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Executive Officers

A brief summary of our executive officers and their ages as of March 25, 2005 is as follows:

Douglas J. Kramer 41 President and COO since January 28, 2005

Mr. Douglas J. Kramer is the President and Chief Operating Officer since January 28, 2005. Prior thereto, Mr. Kramer was employed by Foam Enterprises, Inc., a wholly-owned subsidiary of the BASF Corporation, which manufactures polyurethane foam systems for the construction and OEM markets. He held various positions at Foam Enterprises during his more than 7 years of employment. Mr. Kramer began in 1997 as western regional sales manager and immediately prior to joining the Company, was vice president of construction products. Mr. Kramer attended and studied Liberal Arts at Penn State University, New Kensington, Pennsylvania from 1982 to 1983 and Austin Community College and University of Texas from 1983 to 1986 in Austin, Texas.

Charles R. Weeks 37 CFO and Treasurer since February 25, 2005

Mr. Charles R. Weeks is the Chief Financial Officer and Corporate Treasurer since February 25, 2005. Prior thereto, Mr. Weeks was the chief financial officer of Ad Management Systems, Inc. from September 2003 to January 2005; controller at Lodging.com from March 2002 to September 2003; and controller of Air Partner, PLC, a publicly listed company in England from November 2000 to January 2002. He graduated from Clemson University, Clemson, South Carolina, with a Bachelor of Science degree in Accounting in 1989. Mr. Weeks obtained his CPA certificate in Maryland, and is currently a member of both the MACPA and AICPA.

Dennis A. Dolnick, our former Chief Financial Officer and Corporate Treasurer, resigned, effective February 14, 2005 for title purposes and February 28, 2005 for employment purposes. Officers are appointed by and hold office at the pleasure of the Board of Directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than 10% of a registered class of our common stock or other equity securities, to file with the SEC certain reports of ownership and changes in ownership of our securities. Executive officers, directors and stockholders who hold more than 10% of our outstanding common stock are required by the SEC to furnish us with copies of all required forms filed under Section 16(a). We prepare Section 16(a) forms on behalf of our officers and directors based on the information provided by them. Based solely on review of the copies of such forms and representations from certain of the reporting persons that no other reports were required, we believe that, during the 2004 fiscal year, all Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were met.

Code of Business Conduct and Ethics

We adopted a Code of Business Ethics and Conduct applicable to all officers, directors and employees as defined by applicable rules of the SEC and the AMEX. This Code of Business Ethics and Conduct is publicly available on our website at http://lapollaindustries.com/pdf/codeofethics.pdf. If we make any amendments to this Code of Business Ethics and Conduct other than technical, administrative, or other non-substantive amendments, or grant any waivers from a provision of the code to any of our executive officers, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our website

Item 11.	Executive Compensation

Summary of Cash and Certain Other Compensation

The following table provides information about the compensation for our last three calendar years of our Chief Executive Officer, plus our most highly compensated other executive officers as of the end of the 2004 calendar year. This group is referred to in this amended report as the Named Executive Officers.

Summary Compensation Table

					Long Term
		Annual Compensation			Compensation Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(i)
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)(1)	($)	($)(2)	($)
Michael T. Adams	2004	90,000	—	17,471	—	6,500	—
Chief Executive Officer	2003	93,375	—	22,213	—	6,500	—
	2002	105,000	—	42,457	—	6,500	—

Dennis A. Dolnick	2004	79,166	—	15,078	—	—	—
Former CFO and Treasurer	2003	—	—	—	—	—	—
(Resigned 2/28/05)	2002	—	—	—	—	—	—

John G. Barbar	2004	59,711	—	18,864	—	—	—
Former CFO, SVP and Treasurer	2003	113,625	—	24,616	—	5,000	—
(Terminated 3/31/04)	2002	135,000	—	51,544	—	5,000	—

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____________________
(1)
For 2004, the amounts disclosed in this column consist of: (a) an aggregate of 25,000 shares of restricted common stock issued and valued in the aggregate at $10,174 to current and former executive officers, as other compensation, pursuant to written employment agreements, of which Mr. Adams and Mr. Barbar received 16,000 and 9,000 shares, respectively, valued at $5,764 and $4,410, respectively; and (b) an aggregate of $41,239 perquisites, of which Mr. Adams, Mr. Dolnick and Mr. Barbar received car allowances for $7,800, $5,700, and $1,950, respectively, and health/dental insurance for $3,907, $9,378, and $12,504, respectively.

(2)
These amounts consist of vested incentive stock options. At the beginning of 2002, we granted incentive stock options to current and former executive officers (Mr. Adams - 26,000 options and Mr. Barbar - 20,000), under our Key Employee Stock Option Plan (f/k/a 2002 Stock Option Plan), covering a four year period pursuant to their written employment agreements, which vested upon the occurrence of certain events, of which an aggregate of 19,500 and 10,000 options have vested for Mr. Adams and Mr. Barbar, respectively. A total of 10,000 options were canceled upon the termination of Mr. Barbar, and 6,500 options remain unvested for Mr. Adams at the end of 2004.

(3)
As of December 31, 2004, Mr. Adams held 146,983 shares of restricted common stock, respectively, valued at $39,685; and Mr. Barbar, as of the date of his termination on March 31, 2004 held 112,347 shares of restricted common stock, valued at $30,334.

Stock Options, Option Grants, Exercises and Holdings

The following tables show the number of stock options granted and shares covered by both exercisable and non-exercisable stock options for our current and former Named Executive Officers as of December 31, 2004. There were no stock option exercises or any “in-the-money” stock option values to report for any Named Executive Officers in fiscal 2004.

Option Grants in Last Fiscal Year

The following tables summarize the stock option activity for the Named Executive Officers during 2004.

Name	Number of Securities Underlying Options Granted (#) (1)	% of Total Options Granted to Employees In Fiscal 2004	Exercise or Base Price Per Share	Expiration Date
Dennis A. Dolnick (Resigned 2/14/05)	3,180	2%	$.95	3/16/2007

Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at 12/31/04 (#)		at 12/31/04 ($)
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael T. Adams	—	—	19,500	6,500	—	—
Dennis A. Dolnick (Resigned 2/14/05)	—	—	3,180	—	—	—
John G. Barbar (Terminated 3/31/04)	—	—	10,000	—	—	—

Director Compensation

Each director who is not an employee is reimbursed for actual expenses incurred in attending our Board meetings. We have a non-employee director incentive plan which provides for the issuance of restricted common stock to non-employee directors for Board service fees and cash to eligible non-employee directors as retention fees. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan to include, in addition to automatic grants of restricted common stock, a retention fee, payable on a quarterly basis, of $10,000 per year, for non-employee directors who serve on the Board for more than three consecutive years. We also changed the name of the plan to the “Director Compensation Plan” for increased transparency (the “Director Plan”). Under the Director Plan, up to 1,600,000 shares of restricted common stock may be issued through periodic automatic grants of restricted stock to non-employee directors only. The Director Plan provides, each non-employee director who is then serving as a member of the Board shall automatically be granted an award consisting of a number of shares of our restricted common stock equal to: 48,000 shares for the Chairman of the Board, who is also a non-employee director; and 12,000 shares for other non-employee directors, upon initial election to the Board for a one year term (or a lesser amount prorated monthly if the initial election is for a shorter period), which restricted shares are subject to restrictions on transferability as well as a vesting schedule. In the event a recipient of a restricted stock award ceases to be a director for any reason other than death or total disability, any restricted shares of common stock which are then unvested are subject to forfeiture back to us. Once vested, the shares are no longer restricted from transferability pursuant to the terms of the Director Plan and are no longer subject to forfeiture by us upon termination of director status. The Director Plan is intended to be a nondiscretionary plan for purposes of rules and interpretations of the SEC relating to Section 16 of the Exchange Act.

In addition to the automatic grant of shares to non-employee directors described above, a one-time grant on May 28, 2002 of 1,168,000 post split shares of restricted stock was approved for the Chairman of the Board, which recognized his personal cost for substantially funding our Company and acting as Chairman of the Board without adequate compensation over a three-year period. This one-time grant vests at the end of each year at the rate of 25% per year. We granted and issued 1,276,000, 96,000, and 104,767 shares, vested and released 405,786, 400,000, and -0- shares and canceled 18,214, 12,000, and -0- shares of restricted stock under the Director Plan in 2004, 2003 and 2002, respectively. No retention fees were paid during 2004. We do not consider the shares of restricted common stock granted and issued under the Director Plan as outstanding at the time of grant due to vesting provisions in the Director Plan. The shares of restricted common stock when granted are issued by us with a second restriction and held in our custody until such time that they are earned and vested. At December 31, 2004 there were 652,767 shares of restricted common stock granted and issued (but not treated as outstanding) and 141,447 shares eligible for grant under the Director Plan.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

In 2002, we entered into long-term employment contracts with our current CEO (Mr. Adams) (in his capacity at the time as Executive Vice President) and a former CFO (Mr. Barbar). Mr. Adams’ agreement was superseded with a new Long Term Agreement in 2005 (See Subsequent Events below), while Mr. Barbar’s agreement was terminated on March 31, 2004. In 2004, we entered into an employment agreement with another former CFO (Mr. Dolnick), which was terminated when he resigned on February 14, 2005 (See Other Employment Agreement below).

A-2-13

Long Term Employment Contracts

We agreed to employ under written employment agreements Mr. Adams and Mr. Barbar for a period beginning on January 1, 2002 (the “effective date”) and ending December 31, 2005 (the “employment period”). These contracts followed the same basic structure. (a) For Mr. Adams, we had agreed to the following compensation: (i) annual base salary originally of $105,000, subject to annual review; (ii) an aggregate of 64,000 shares of restricted Common Stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis commencing on the effective date; (iii) incentive stock options to purchase 26,000 shares, at an exercise price equal to 100% of the fair market value of our Common Stock as of the date of grant, and, subject to vesting, exercisable anytime within five (5) years of the date of grant, vesting up to a maximum of 6,500 per year and after the end of each calendar year according to an Excess Revenue formula; (iv) eligibility to earn performance awards for a minimum aggregate of 34,000 shares of restricted Common Stock during the term of his agreement at a maximum of 8,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. Mr. Adams reduced his salary to $90,000 for the 2004 year as part of a strategic organizational initiative. We did not establish any criteria for performance awards and no bonuses were paid to any executive officers during 2004. Mr. Adams did meet the Excess Revenue formula criteria to vest 6,500 stock options and received 16,000 shares of restricted common stock as other compensation during 2004. See Item 13 - Certain Relationships and Related Transactions, Paragraphs 5 and 11, and Subsequent Events below. (b) For Mr. Barbar, the agreement provided for the following compensation: (i) annual base salary of $135,000, subject to annual review; (ii) an aggregate of 51,616 shares of restricted Common Stock as other compensation, subject to vesting in 3,000 share increments on a quarterly basis commencing on the effective date, except the first quarter commencing as of the effective date 6,616 shares will vest at the end thereof; (iii) incentive stock options to purchase 20,000 shares, at an exercise price equal to 100% of the fair market value of our Common Stock as of the date of grant, and, subject to vesting, exercisable anytime within five (5) years of the date of grant, vesting up to a maximum of 5,000 per year and after the end of each calendar year according to an Excess Revenue formula; (iv) eligibility to earn performance awards for a minimum aggregate of 30,000 shares of restricted Common Stock during the term of his agreement at a maximum of 7,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. Mr. Barbar’s salary was reduced to $90,000 during the time in which he was employed during 2004. See Item 13 - Certain Relationships and Related Transactions, Paragraphs 5 and 6 and Severance from Terminated Employment Contract below.

Termination of Employment Contracts

The above described employment agreements were terminable by us before expiration of the employment period for any reason, but subject to certain terms, conditions and remedies. As of the date of this amended report, the above described agreements have been superseded or terminated. The agreement with Mr. Barbar was considered a Compensated Termination, subject to the following:

Compensated Termination

If an officer resigns for cause or other than a change-in-control (except for a forced resignation), or is terminated by us without cause, in each case prior to the expiration of the employment period, the officer’s employment terminates on the date of termination and he is entitled to: (i) the unpaid portion of salary due up to the termination date; (ii) a severance cash payment equal to 6 months of the then current annual base salary; (iii) restricted shares of common stock equal to 6 months which other compensation will be deemed earned and vested, and any restrictions on such restricted shares except as required by applicable law will immediately lapse and such restricted shares will become nonforfeitable; (iv) stock options equal to the amount receivable within 6 months described in the agreements, will be deemed vested, and any restrictions on such stock options except as required by applicable law will immediately lapse and such stock options will be fully exercisable; (v) the product of any performance awards which the officer can show that he reasonably would have received had he remained in his capacity with us through the end of the calendar year in which occurs his date of termination; (vi) medical and dental benefits only to the officer for 6 months; and (vii) any other amounts or benefits which he is entitled to receive through the date of termination.

Termination Due to Change-in-Control, Death or Permanent Disability

We did not terminate any employment agreements in 2004 due to a change-in-control, death or permanent disability of any executive officer and since the above mentioned employment agreements for Mr. Adams and Mr. Barbar have been superseded or terminated (for other reasons), no further discussion is warranted on this subject matter in this amended report.

Severance from Terminated Employment Contract

We terminated Mr. Barbar’s employment on March 31, 2004. Pursuant to the termination provisions under his agreement, Mr. Barbar was entitled to total cash severance pay equal to $55,081, which is comprised of 6 months of his then current base salary of $45,000, accrued vacation of $3,462, and medical and dental benefits of $6,619. He was also entitled to receive 6,000 shares of restricted common stock for the 6 month period following the date of his termination. Mr. Barbar did not meet the Excess Revenue formula calculation at the time of his termination to vest any more of his incentive stock options and thus, the number eligible for vesting in 2004 and any remaining stock options under his agreement were canceled.

Other Employment Agreement

We entered into an employment agreement with Mr. Dolnick, a former CFO, effective on March 16, 2004, which terminated upon his resignation on February 14, 2005. During the time Mr. Dolnick was employed with us, his annual base salary was $100,000. Mr. Dolnick was eligible to earn an annual bonus of 5,000 shares of restricted common stock based on meeting certain corporate and individual goals (performance awards) pursuant to the 2002 Executive Incentive Plan. We did not establish any criteria for performance awards and no bonuses were paid to any executive officers during 2004. Mr. Dolnick was granted 3,180 incentive stock options covering the period beginning from his date of employment to December 31, 2004, and 4,000 stock options annually thereafter, pursuant to and in accordance with one of our stock option plans. The stock options have an exercise price equal to 100% of the fair market value of our common stock as of the date of grant, and, subject to vesting, are exercisable at any time, in whole or in part, within 3 years of the date of grant. The stock options vest after the end of each calendar year subject to an Excess Revenue formula being met by Mr. Dolnick. Mr. Dolnick met the Excess Revenue formula calculation at the end of the 2004 year and 3,180 stock options vested accordingly. Any remaining stock options under Mr. Dolnick’s agreement were canceled upon his resignation.

A-2-14

Subsequent Events

We entered into new employment agreements with our CEO, President and COO and CFO and Treasurer in the first quarter of 2005. Refer to Item 13 - Certain Relationships and Related Transactions, paragraphs 10 (Mr. Kramer), 11 (Mr. Adams) and 12 (Mr. Weeks) for more detailed information.

Compensation Committee Interlocks and Insider Participation

There are no members of the Compensation Committee who were officers or employees of the Company or any of our subsidiaries during fiscal 2004, or were formerly officers of the Company, or had any relationship otherwise requiring disclosure hereunder.

REPORT OF THE COMPENSATION COMMITTEE

As members of the Compensation Committee, it is our duty, pursuant to our charter, to develop compensation strategies, policies and programs, evaluate performance of the CEO and other executive officers, administer the equity compensation plans, and prepare for management development and succession. The goals of our executive compensation program are to inspire executives to achieve our business objectives in this environment, to reward them for their achievement, to foster teamwork, and to attract and retain executive officers who contribute to our long-term success. We continually strive to strike an appropriate balance between levels of base compensation that are competitive, annual incentive compensation that varies in a consistent manner with the achievement of individual objectives and corporate financial performance objectives, and long-term incentive compensation that focuses executive efforts on building stockholder value through meeting longer-term financial and strategic goals.

During 2004, we reassessed our entire compensation program established in 2002 and made substantial changes to adapt to the rapidly changing environment in which we currently operate as follows:

1.
The 2002 Non-Employee Director Restricted Stock Plan was amended to include a cash retention fee, which is in addition to the restricted common stock grants automatically granted and issued to newly elected (or reelected) or appointed (pro rata portion) members of the Board, specifically for directors that have served for more than three consecutive years on the Board. We also changed the name of the plan to the “Director Compensation Plan” since it covers more than just equity compensation in the plan.

2.
The 2002 Executive Incentive Plan was canceled due to the fact that it turned out to be too expansive for the Company’s present and anticipated future needs. No Incentive Awards, Performance Awards, Restricted Stock, Stock Appreciation Rights, Stock Options, or Stock Payments were earned under this plan.

3.
The 2002 Management Incentive Plan was canceled due to the fact that it was too expensive to administrate as compared to the expected benefits to be derived from the plan. No Bonus Awards were earned under this plan.

4.
The 1998 Employee and Consultant Stock Option Plan automatically terminated pursuant to its terms. All of the registered shares of common stock underlying the options granted under the plan were issued by virtue of all of the outstanding options being exercised by the option holders.

5.
The 1999 Consultant and Employee and Stock Purchase and Option Plan automatically terminated pursuant to its terms. All of the registered shares of common stock underlying the options granted under the plan were issued by virtue of all of the outstanding options being exercised by the option holders.

6.
The 2000 Stock Purchase and Option Plan was amended to change its name to the Key Employee Stock Option Plan, combine its terms and conditions with the 2002 Stock Option Plan, and eliminate consultants and directors as eligible persons, for administrative convenience. The clear purpose of the Key Employee Stock Option Plan is now featured in its title.

We used salary, restricted common stock, and stock option strategies to meet our compensation program goals in 2004 with our executive officers. Our CEO and a former CFO continued to be compensated under a portion of our former 2002 compensation program elements pursuant to their long term employment agreements, which provided for time based vesting of certain restricted common stock and vesting of stock options based on an excess revenue calculation. This restricted common stock vested and the stock options for our CEO vested. The stock options for a former CFO were canceled upon his termination in March 2004. Our other former CFO was compensated with a competitive salary, eligible to earn restricted common stock and granted stock options. The stock options granted to him in 2004 vested and the remaining restricted common stock and stock options under his agreement were forfeited or canceled as of the date of his resignation in February 2005.

We have revamped our overall compensation program for 2005 and the stock compensation elements for executive officers and key employees will be based solely on individual objectives and corporate financial objectives in furtherance of our objectives towards building value for our stockholders.

COMPENSATION COMMITTEE,

Lt. Gen. Arthur J. Gregg, US Army (Ret), Chairperson
Mr. Gilbert M. Cohen

A-2-15

STOCK PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return on our common stock with the cumulative total return of the S&P 500 Stock Index and the AMEX Industrial Manufacturing Index for the period beginning December 31, 2000 and ending December 31, 2004. The graph assumes that all dividends have been reinvested. We did not declare any dividends during the past five years.

Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

The following table shows how much of our common stock is owned as of March 22, 2005 by each person known to own 5% or more of our common stock, each director, each executive officer named in the Summary Compensation Table and all directors and executive officers as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Beneficially Owned of Class (1)	Amount and Nature of Rights To Acquire Beneficial Ownership (2)	Total Amount Beneficially Owned Including Rights To Acquire Beneficial Ownership	Percent Beneficially Owned including Rights To Acquire Beneficial Ownership of Class (3)
Directors:
Richard J. Kurtz, Chairman of the Board	36,182,283	72.1%	—	36,182,283	72.1%
Duck Pond Road, Alpine, New Jersey 07620

Lt. Gen. Arthur J. Gregg, US Army (Ret)	26,500	*	—	26,500	*
Gilbert M. Cohen	4,530	*	—	4,530	*
Michael T. Adams (4)	1,458,507	2.9%	23,500	1,482,007	2.9%

Other Named Executive Officers:
Dennis A. Dolnick (Resigned 2/14/05)(5)	—	*	3,180	3,180	*
John G. Barbar (Terminated 3/31/04)(5)	112,437	*	10,000	122,437	*

All directors and current, and former executive officers, listed above as a group (8)	37,784,257	75.2%	36,680	37,820,937	75.3%
____________________

*	Less than 1%
(1)	Based on 50,196,219 shares outstanding on March 22, 2005.
(2)
Represents common stock which the person has the right to acquire within 60 days after March 22, 2005. For current and former executive officers, these shares may be acquired by continued employment and upon the exercise of vested stock options. For Mr. Adams, 4,000 shares of restricted common stock will be issued at the end of the first quarter of 2005 as other compensation, while 19,500 shares may be acquired upon the exercise of vested stock options; and Mr. Dolnick and Mr. Barbar, 3,180 shares and 10,000 shares, respectively, may be acquired upon the exercise of vested stock options.

(3)	Based on 50,232,899 shares deemed outstanding as of March 22, 2005 (Includes those shares in the “Amount and Nature of Rights to Acquire Beneficial Ownership” column).
(4)	Mr. Adams is also our CEO.
(5)	Information provided up to the date of resignation.

A-2-16

Item 13.	Certain Relationships and Related Transactions

We continued to have a recurring need for financial and other support today as we did in prior years to continue our operations. As such is the case, we were required to accept support from our directors to ensure our business progressed.

1.     During 2004, a total of 405,786 shares of restricted common stock were vested and earned by current and former directors pursuant to the Director Compensation Plan (“Director Plan”), of which:

(a)    292,000 shares that were issued to our Chairman of the Board, pursuant to a one time grant of 1,168,000 shares approved by the shareholders on May 28, 2002, vested. We did not consider this portion of the shares issued and outstanding due to a vesting provision and as such no value was ascribed to these shares by us as of May 28, 2002. The value ascribed to these shares on May 28, 2004 was $197,100. There are 584,000 shares remaining issued but in our custody until they are earned and vested.

(b)    96,000 shares that were automatically granted and issued to current and former directors on June 11, 2003 upon their election at the shareholders meeting held on June 22, 2004, vested. We did not consider these shares issued and outstanding due to a vesting provision and as such no value was ascribed to these shares at the time they were granted. These transactions were valued and recorded at $54,720; and

(c)    17,786 shares of the 36,000 shares that were automatically granted and issued to three former directors upon their election at the shareholders meeting held on June 22, 2004, vested in their respective pro rata portions on the dates of their respective resignations, and the remaining 18,214 respective pro rata unvested portions of the shares were forfeited and canceled. We did not consider these shares issued and outstanding due to a vesting provision and as such no value was ascribed for these shares at the time they were granted. These transactions were valued and recorded at approximately $2,324. Refer to paragraph 3 below.

2.    During 2004, a total of 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as issued and outstanding and as such no value was ascribed for them at the time of grant. These shares remain in our custody until they are earned and vested. See also 1(c) above (a total of 17,786 shares vested and 18,214 shares were forfeited and canceled upon the resignation of three directors during 2004).

3.    During 2004, a total of 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as issued and outstanding and as such no value was ascribed for them at the time of grant. These shares remain in our custody until they are earned and vested.

4.    During 2004, we paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of our common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(a)    The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with the issuance and delivery of 790,731 shares;

(b)    The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with the issuance and delivery of 966,517 shares; and

(c)    A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with the issuance and delivery of 477,524 shares.

5.    During 2004, we issued 19,000 shares of restricted common stock to a former CFO and the current CEO, as other compensation pursuant to employment agreements, of which 3,000 00 shares were issued to Mr. Barbar and 16,000 shares were issued to Mr. Adams. These transactions were valued and recorded at $7,234.

6.    During 2004, the Company issued 6,000 shares of restricted common stock to a former CFO, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940.

7.    During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock; of which:

(a)    10,684,800 shares were issued to the Chairman of the Board, pursuant to the mandatory conversion of 460,245 shares of Series C Convertible Preferred Stock purchased in 2002 and 2003 and previously valued and recorded at $9,204,900; and

(b)    830,000 shares were issued to a corporation in which a former director owns a material interest, pursuant to the mandatory conversion of 100,000 shares of Series C Convertible Preferred Stock purchased in 2002 and previously valued and recorded at $2,000,000.

8.     On January 4, 2005, we issued 18,181,818 shares of restricted common stock to our Chairman of the Board, in exchange for his cancellation of $6,000,000 of indebtedness represented by term loans bearing interest at 9% per annum, which were advanced to us and our subsidiaries during the period commencing with the fourth quarter of 2003 to date. The price per share used to determine the number of shares of restricted common stock for this transaction was 110% of the closing price of our common stock as traded on the AMEX on January 4, 2005 or $ .33 per share.

A-2-17

9.    On January 25, 2005, we entered into a Stock Purchase Agreement with LaPolla Industries, Inc., an Arizona corporation and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust, Dated October 6, 2003, wherein we agreed to pay $2 Million in cash and issue thirty four shares of our restricted common stock in exchange for all of the issued and outstanding shares of capital stock of LaPolla with a closing scheduled on or before February 28, 2005. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction in accordance with the terms of the Agreement, as amended. LaPolla, formerly a privately-held company, is located in Tempe, Arizona. LaPolla has 10 employees. The basic assets of LaPolla include manufacturing equipment, product formulations, raw material and finished goods inventory, long term employees, customers and vendors, office equipment, accounts receivable, and goodwill. Our Chairman of the Board and majority shareholder advanced $2 Million in cash to finance the transaction for us. The $2 Million advance was made in the form of a demand loan bearing interest at 9% per annum.

10.    On January 28, 2005, Douglas J. Kramer joined us as President and Chief Operating Officer pursuant to an Executive Employment Agreement. Under the terms and conditions of the agreement, Mr. Kramer agreed to work exclusively for us for a period beginning on the effective date of this agreement and ending on January 31, 2007, unless sooner terminated or extended in accordance with the agreement. The agreement shall be extended automatically for an additional two (2) year period unless either of the parties notify each other that such extension shall not take place. In the event of any extension of this agreement, the terms of his agreement shall be deemed to continue in effect for the term of such extension. His compensation is comprised of a $50,000 signing bonus, an annual base salary of $300,000, which base salary will automatically increase to $350,000 and up to 2 Million shares of restricted common stock when our Company meets certain Sales Goal Thresholds and Gross Profit Margins as set forth in his agreement.

11.    On February 1, 2005, we entered into a new Executive Employment Agreement with Michael T. Adams, our Chief Executive Officer. Under the terms and conditions of the agreement, Mr. Adams agreed to work exclusively for us for a period beginning on the effective date of this agreement and ending on January 31, 2009, unless sooner terminated in accordance with the agreement. His compensation is comprised of an annual base salary of $108,750 and up to 1 Million shares of restricted common stock when our Company meets certain Sales Goal Thresholds and Gross Profit Margins as set forth in the agreement. In addition, we agreed to the continuation of his prior agreement’s compensation as such related to the issuance of restricted common stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis and incentive stock options, subject to vesting up to a maximum of 6,500 options after the end of each calendar year according to an Excess Revenue formula, for the 2005 year. See also Item 11 - Executive Compensation, Long Term Employment Contracts.

12.    On February 25, 2005, Charles R. Weeks joined us as our new Chief Financial Officer and Corporate Treasurer pursuant to an Employment Agreement. Under the terms and conditions of the agreement, Mr. Weeks agreed to work exclusively for us for a period beginning from the date of his employment and ending on February 24, 2007, unless sooner terminated in accordance with the agreement. His compensation is comprised of an annual base salary of $125,000 and 5,000 incentive stock options per year, subject to meeting certain corporate and individual goals and objectives.

Item 14.	Principal Accountant Fees and Services

Baum & Company, P.A., our independent registered public accounting firm, audited our consolidated financial statements for the year ended December 31, 2004. The Audit Committee of the Board of Directors selects the independent registered public accounting firm.

Auditor Fees

During the years ended December 31, 2004 and 2003, we retained our independent registered public accounting firm, Baum & Company, P.A., to provide services in the following categories and amounts:

Fee Category	2004	2003
Audit Fees (1)	$45,500	$42,600
Audit-Related Fees (2)	853	7,190
Tax Fees	—	—
All Other Fees	—	—
Total	$46,353	$49,790
____________________
(1)
Represents the aggregate fees billed to us for professional services rendered for the audit of our annual consolidated financial statements, reviews of our quarterly consolidated financial statements, and internal control evaluations.

(2)	Represents the aggregate fees billed to us for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

A-2-18

PART IV

Item 15.	Exhibits and Financial Statement Schedules

(a) 1.	Consolidated Financial Statements and Supplementary Data:

The following financial statements are included herein under Item 8:

Report of Management	F/A-2-1
Report of Independent Registered Public Accounting Firm	F/A-2-2
Index to Consolidated Financial Statements	F/A-2-3
Consolidated Balance Sheets at December 31, 2004 and December 31, 2003	F/A-2-4
Consolidated Statements of Operations for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-5
Consolidated Statements of Stockholders’ Equity for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-6
Consolidated Statements of Cash Flows for Each of the Years in the Three Year Period Ended December 31, 2004	F/A-2-9
Notes to Consolidated Financial Statements	F/A-2-10
Selected Quarterly Financial Data (Unaudited)	F/A-2-23

(a) 2.	Financial Statement Schedules:

The following additional information should be read in conjunction with the consolidated financial statements under Item 15(a)1 of Part IV of this amended report:

Report of Independent Registered Public Accounting Firm on Schedule	A-2-21
Consolidated Schedule for the Years Ended December 31, 2004, 2003 and 2002:

Schedule Number
Valuation and Qualifying Accounts	A-2-22

All other schedules are omitted because the required matter or conditions are not present or because the information required by the Schedules is submitted as part of the consolidated financial statements and notes thereto.

(a) 3.	Exhibits:

See Index of Exhibits below.

(b)	Item 601 Exhibits:

Reference is hereby made to the Index of Exhibits under Item 15(a)3 of Part IV of this amended report.

A-2-19

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	LAPOLLA INDUSTRIES, INC. (F/K/A IFT CORPORATION)

By:
Michael T. Adams
Chief Executive Officer

Date:	LAPOLLA INDUSTRIES, INC. (F/K/A IFT CORPORATION)

By:
C. David Stearnes
Chief Financial Officer

A-2-20

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive, Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LaPolla Industries, Inc. (f/k/a IFT Corporation):

On March 18, 2005, except with respect to the change of name from IFT Corporation to LaPolla Industries, Inc. and matters discussed in Note 21 as to which the date is December 30, 2005, we reported on the consolidated balance sheets of LaPolla Industries, Inc. and subsidiaries as December 31, 2004 and 2003, and the related consolidated statements of income, cash flows, and shareholders’ equity (deficit) for the years ended December 31, 2004, 2003, and 2002. These consolidated financial statements and our report thereon are incorporated by reference in this amended Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule referred to in Item 15(a)(2) in this amended Form 10-K. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

In our opinion, such financial statement schedule referred to above presents fairly, in all material respects, the information set forth therein.

/s/ BAUM & COMPANY, P.A.

Coral Springs, Florida
December 30, 2005

A-2-21

SCHEDULE II
CONSOLIDATED

LAPOLLA INDUSTRIES, INC.

SCHEDULE II-VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2004, 2003, and 2002

		Additions
	Balance at	Charged to	Charged		Balance
	Beginning	Costs and	to Other		at End of
Classification	of Period	Expenses	Accounts	Deductions(1)	Period
Year Ended December 31, 2004
Allowance for Doubtful Accounts	$12,028	$793	$—	$—	$12,821
Year Ended December 31, 2003
Allowance for Doubtful Accounts	$12,330	$(63)	$—	$(239)	$12,028
Year Ended December 31, 2002
Allowance for Doubtful Accounts	$3,342	$14,180	$—	$(5,192)	$12,330

Notes:
[1] Includes write-offs of uncollectible accounts.

A-2-22

INDEX OF EXHIBITS

Exhibit No.	Description

3.1
Restated Certificate of Incorporation dated June 28, 1994 as filed with the State of Delaware on June 16, 1994 (incorporated by reference to Exhibit 3.1 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).

3.2
Certificate of Amendment of Restated Certificate of Incorporation dated February 12, 1999 as filed with State of Delaware February 12, 1999 (incorporated by reference to Exhibit 3.2 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).

3.3
Certificate of Amendment of Restated Certificate of Incorporation dated June 21, 2000 as filed with the State of Delaware on June 26, 2000 (incorporated by reference to Exhibit 3(i) to Form 10-KSB for the year ended December 31, 2000 filed March 30, 2001).

3.4
Certificate of Amendment of Restated Certificate of Incorporation dated May 28, 2002 as filed with the State of Delaware on May 28, 2002 (incorporated by reference to Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2002 filed August 19, 2002).

3.5	Certificate of Amendment of Restated Certificate of Incorporation dated December 30, 2004 filed in Delaware December 30, 2004.
3.6	Proforma Restated Certificate of Incorporation, as amended, and currently in effect.
3.7	By-laws (incorporated by reference to Exhibit 3(ii) to Form 10-KSB for the year ended December 31, 2000 filed March 30, 2001).
3.8	Amendments to By-laws (incorporated by reference to Item 5. Other Information, Amendments to By-laws, to Form 10-Q for the quarter ended September 30, 2001 filed November 14, 2001).
3.9	By-laws, as amended July 31, 2003, and currently in effect, of the Company (incorporated by reference to Exhibit 3(ii) to Form 10-Q for the quarter ended June 30, 2003 filed August 14, 2003).
4.1
Certificate of Designation of Preferences of Series B Convertible Preferred Stock dated September 30, 2001 filed State of Delaware November 2, 2001 (incorporated by reference to Exhibit 3.1 to Form 8-K dated September 30, 2001 filed October 25, 2001).

4.2
Amendment to Certificate of Designation of Preferences of Series B Convertible Preferred Stock dated December 31, 2001 (incorporated by reference to Exhibit 3.1.1 to Form 8-K dated December 31, 2001 filed January 31, 2002).

4.3
Certificate of Designation of Preferences of Series C Convertible Preferred Stock dated January 8, 2002 filed State of Delaware on February 28, 2002 (incorporated by reference to Exhibit 3.2 to Form 8-K dated January 8, 2002, filed January 31, 2002).

10.1	1998 Employee and Consultant Stock Option Plan (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 No. 333-44971 filed January 27, 1998).
10.2	1999 Consultant and Employee Stock Purchase and Option Plan (incorporated by reference to Exhibit 99.1 to Form 10-KSB for the year ended December 31, 1998 filed April 16, 1999).
10.3	2000 Stock Purchase and Option Plan (incorporated by reference to Exhibit (10) to Registration Statement on Form S-8 No. 333-51026 filed November 30, 2000).
10.4	2002 Stock Option Plan (incorporated by reference to Annex D to Definitive Proxy Statement filed April 30, 2002).
10.5	Key Employee Stock Option Plan.
10.6	2002 Executive Incentive Plan (incorporated by reference to Annex E to Definitive Proxy Statement filed April 30, 2002).
10.7	2002 Management Incentive Plan (incorporate by reference to Annex F to Definitive Proxy Statement filed April 30, 2002).
10.8	2002 Non-Employee Director Restricted Stock Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2002 filed August 19, 2002).
10.9	Director Compensation Plan.
10.10	Securities Purchase Agreement dated September 30, 2001 between the Company and Richard J. Kurtz (incorporated by reference to Exhibit 10.1 to Form 8-K dated September 30, 2001 filed October 25, 2001).
10.11
Amendment to Securities Purchase Agreement dated September 30, 2001 between the Company and Richard J. Kurtz dated January 4, 2002 (incorporated by reference to Exhibit 10.1.1 to Form 8-K date December 31, 2001 filed January 31, 2002).

10.12	Securities Purchase Agreement dated December 31, 2001 between the Company and Richard J. Kurtz (incorporated by reference to Exhibit 10.2 to Form 8-K dated December 31, 2001 filed January 31, 2002).
10.13
Employment Agreement, effective January 1, 2002, between Michael T. Adams and the Company (incorporated by reference to Exhibit 10.5 to Form 10-Q for the quarter ended March 31, 2002 filed May 15, 2002).

10.14
Employment Agreement, effective January 1, 2002, between John G. Barbar and the Company (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2002 filed May 15, 2002).

10.15
Series C Preferred Stock Option Agreement dated January 8, 2002 between Richard J. Kurtz and the Company (incorporated by reference to Exhibit 10.3 to Form 8-K dated January 8, 2002, filed January 31, 2002).

10.16
Series C Preferred Stock Option Agreement dated March 21, 2003 between Richard J. Kurtz and the Company (incorporated by reference to Exhibit 10.6 to Form 10-Q for the quarter ended March 31, 2003 filed May 15, 2003).

14.1	Code of Business Ethics and Conduct, as amended, and currently in effect.
21	List of Subsidiaries.
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.

A-2-23

REPORT OF MANAGEMENT

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in this report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include some amounts based on management’s best judgments and estimates.

Management is responsible for maintaining a system of internal control and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal control system is augmented by internal audits and appropriate reviews by management, policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Ethics and Conduct adopted by the Board of Directors, applicable to all directors, officers and employees of the Company and its subsidiaries. Management believes that the Company’s system of internal control provides reasonable assurance that assets are safeguarded against material loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements and other data and for maintaining accountability for assets. Management does not expect, however, that the Company’s disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Audit Committee of the Board of Directors, composed solely of Directors who are not officers or employees of the Company, meets with the independent auditors and management periodically to discuss internal accounting controls, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors without management present to ensure that the independent auditors have free access to the Committee.

The independent registered public accounting firm, BAUM & COMPANY, P.A., was recommended by the Audit Committee of the Board of Directors and selected by the Board of Directors. BAUM & COMPANY, P.A. was engaged to audit the 2004, 2003 and 2002 consolidated financial statements of LaPolla Industries, Inc. (f/k/a IFT Corporation) and its subsidiaries and conducted such tests and related procedures as deemed necessary in conformity with auditing standards generally accepted in the United States of America. The opinion of the independent registered public accounting firm, based upon its audits of the consolidated financial statements, is presented on Page F/A-2-2 of this amended report.

March 28, 2005

Michael T. Adams
Chief Executive Officer

Charles R. Weeks
Chief Financial Officer

With respect to the change of name from IFT Corporation to LaPolla Industries, Inc. and matters discussed in Note 21, the following signatures and date shall apply:

December 30, 2005

Michael T. Adams
Chief Executive Officer

/s/ C. David Stearnes, CFO

C. David Stearnes
Chief Financial Officer

F/A-2-1

BAUM & COMPANY, P.A.
Certified Public Accountants
1515 University Drive, Suite 226
Coral Springs, Florida 33071

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of LaPolla Industries, Inc. (f/k/a IFT Corporation):

We have audited the accompanying consolidated balance sheets of LaPolla Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004, 2003, and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LaPolla Industries, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years ended December 31, 2004, 2003 and 2002, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company ceased amortization of goodwill as a result of the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” in 2002.

/s/ BAUM & COMPANY, P.A.

Coral Springs, Florida
March 18, 2005, except with respect to the change of name from IFT Corporation to LaPolla Industries, Inc. and matters discussed in Note 21 as to which the date is December 30, 2005.

F/A-2-2

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF MANAGEMENT	F/A-2-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F/A-2-2

CONSOLIDATED BALANCE SHEETS
F/A-2-4
Years Ended December 31, 2004 and 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2004, 2003, and 2002	F/A-2-5

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2004, 2003, and 2002	F/A-2-6

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2004, 2003 and 2002	F/A-2-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F/A-2-10

F/A-2-3

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2004	2003
Assets

Current Assets:
Cash	$24,465	$35,385
Accounts Receivable (Net of Allowance for Doubtful Accounts of $12,821 and $12,028 for 2004 and 2003, respectively)	691,926	565,079
Inventories (Note 4)	249,039	143,862
Prepaid Expenses and Other Current Assets	41,053	14,563
Current Portion of Assets of Discontinued Operations (Note 3)	438	701,024
Total Current Assets	1,006,921	1,459,913

Property, Plant and Equipment, Net (Note 5)	287,784	114,085

Other Assets:
Goodwill, Net (Note 6)	774,000	774,000
Deposits and Other Non-Current Assets	56,471	46,755
Non Current Portion of Assets of Discontinued Operations (Note 3)	—	509,213
Total Other Assets	830,471	1,329,968

Total Assets	$2,125,176	$2,903,966

Liabilities and Stockholders' Equity (Deficit)

Current Liabilities:
Accounts Payable (Note 7)	$1,126,847	$1,200,567
Accrued Expenses and Other Current Liabilities (Note 7)	471,008	967,782
Lines of Credit (Note 9)	719,070	797,047
Loans Payable - Related Party (Note 10)	5,670,000	60,000
Current Portion of Long-Term Debt (Note 8)	24,582	—
Current Portion of Liabilities from Discontinued Operations (Note 3)	720,567	1,841,119
Total Current Liabilities	8,732,074	4,866,515

Other Liabilities:
Non Current Portion of Long-Term Debt (Note 8)	14,243	—
Non Current Portion of Liabilities from Discontinued Operations (Note 3)	525,000	402,349
Reserve for Litigation (Note 11)	15,000	—
Total Other Liabilities	554,243	402,349

Total Liabilities	9,286,317	5,268,864

Stockholders' Equity (Deficit):
Preferred Stock, $1.00 Par Value; 2,000,000 Shares Authorized, of
Which Designations: (Notes 10, 14, 16 and 18)
Series A Convertible, 750,000 Shares Authorized; 62,500 Issued
And Outstanding (Less Offering Costs of $7,465) at December 31, 2004 and 2003.	55,035	55,035
Series B Convertible, 500,000 Shares Authorized; 0 Issued
And Outstanding, and Converted at December 31, 2004 and 2003, respectively	—	—
Series C Convertible, 750,000 Shares Authorized; -0- and 674,395 Issued and
Outstanding at December 31, 2004 and 2003, respectively	—	673,145
Common Stock, $.01 Par Value; 60,000,000 Shares Authorized;
32,014,369 and 16,458,375 Issued and Outstanding
as of December 31, 2004 and 2003, respectively	320,144	164,584
Additional Paid-In Capital	53,625,390	52,114,399
Accumulated (Deficit)	(61,161,710)	(55,372,061)
Total Stockholders' Equity (Deficit)	(7,161,141)	(2,364,898)

Total Liabilities and Stockholders' Equity (Deficit)	$2,125,176	$2,903,966

See accompanying notes to consolidated financial statements

F/A-2-4

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31
	2004	2003	2002
Revenue:
Coatings, Sealants and Other Products	$2,564,163	$2,405,539	$2,466,035
Total Revenue	2,564,163	2,405,539	2,466,035

Cost of Sales:
Coatings, Sealants and Other Products	1,934,540	1,753,685	1,775,825
Warranty Costs, Freight and Other Cost of Sales	135,614	103,239	172,688
Total Cost of Sales	2,070,154	1,856,924	1,948,513

Gross Profit	494,009	548,615	517,522

Operating Expenses:
Selling, General and Administrative	2,023,088	3,109,994	4,131,482
Professional Fees	417,689	672,218	580,015
Depreciation and Amortization	83,002	47,962	124,522
Research and Development	—	—	24,495
Consulting Fees	226,634	137,581	539,395
Interest Expense	391,912	121,346	45,246
Impairment of Assets	—	837,011	—
Loss on Disposal of Property, Plant and Equipment	—	116,462	—
Total Operating Expenses	3,142,325	5,042,574	5,445,155

Operating (Loss)	(2,648,316)	(4,493,959)	(4,927,633)

(Loss) From Discontinued Operations (Note 3)	(3,141,333)	(6,668,245)	(5,818,870)

Net (Loss)	$(5,789,649)	$(11,162,204)	$(10,746,503)

Net (Loss) Per Share-Basic and Diluted
Continuing Operations	$(0.092)	$(0.294)	$(0.362)
Discontinued Operations	(0.109)	(0.437)	(0.428)
Net (Loss) Per Share	$(0.201)	$(0.731)	$(0.790)

Weighted Average Shares Outstanding	28,866,604	15,264,815	13,605,769

See accompanying notes to consolidated financial statements

F/A-2-5

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock Amounts
	Series A	Series B	Series C	Par Value
As of the Year Ended	Shares (a)	Shares	Shares	$1.00

December 31, 2001	62,500	500,000	—	$555,035

Issuance of Common Stock	—	—	—	—
Issuance of Common Stock - Subscription	—	—	—	—
Issuance of Preferred Stock	—	—	423,281	423,281
Conversion of Preferred Stock to Common Stock	—	—	(8,500)	(8,500)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—

December 31, 2002	62,500	500,000	414,781	$969,816

Issuance of Common Stock	—	—	—	—
Issuance of Preferred Stock	—	—	264,614	264,614
Conversion of Preferred Stock to Common Stock	—	(500,000)	(6,250)	(506,250)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—	—

December 31, 2003	62,500	—	673,145	$728,180

Issuance of Common Stock	—	—	—	—
Issuance of Preferred Stock	—	—	—	—
Conversion of Preferred Stock to Common Stock	—	—	(673,145)	(673,145)
Net (Loss)	—	—	—	—
Accrued Dividends on Preferred Stock and Other Adjustments	—	—	—	—
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—	—

December 31, 2004	62,500	—	—	$55,035

See accompanying notes to consolidated financial statements

F/A-2-6

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Common Stock Amounts
As of the Year Ended	Shares	Par Value $.01	Additional Paid-In Capital

December 31, 2001	13,140,283	$131,403	$35,575,058

Issuance of Common Stock	869,521	8,695	1,071,559
Issuance of Common Stock - Subscription	—	—	—
Issuance of Preferred Stock	—	—	8,042,339
Conversion of Preferred Stock to Common Stock	61,450	615	7,885
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	—

December 31, 2002	14,071,254	$140,713	$44,696,841

Issuance of Common Stock	1,593,996	15,940	1,891,787
Issuance of Preferred Stock	—	—	5,027,666
Conversion of Preferred Stock to Common Stock	793,125	7,931	498,319
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	(214)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—

December 31, 2003	16,458,375	$164,584	$52,114,399

Issuance of Common Stock	630,786	6,308	340,453
Issuance of Preferred Stock	—	—	—
Conversion of Preferred Stock to Common Stock	12,375,024	123,750	549,395
Net (Loss)	—	—	—
Accrued Dividend on Preferred Stock and Other Adjustments	(327,530)	(3,275)	(127,063)
Payment of Preferred Stock Accrued Dividends with Common Stock	2,877,714	28,777	748,206

December 31, 2004	32,014,369	$320,144	$53,625,390

See accompanying notes to consolidated financial statements

F/A-2-7

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

	Subscription	Accumulated
As of the Year Ended	Receivable	(Deficit)	Total

December 31, 2001	$(1,200,000)	$(32,705,719)	$2,355,777

Issuance of Common Stock	—	—	1,080,254
Issuance of Common Stock - Subscription	1,200,000	—	1,200,000
Issuance of Preferred Stock	—	—	8,465,620
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(10,746,503)	(10,746,503)
Accrued Dividend on Preferred Stock and Other Adjustments	—	(259,634)	(259,634)

December 31, 2002	$—	$(43,711,856)	$2,095,514

Issuance of Common Stock	—	—	1,907,727
Issuance of Preferred Stock	—	—	5,292,280
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(11,162,204)	(11,162,204)
Accrued Dividend on Preferred Stock and Other Adjustments	—	(498,001)	(498,215)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	—

December 31, 2003	—	(55,372,061)	(2,364,898)

Issuance of Common Stock	—	—	346,761
Issuance of Preferred Stock	—	—	—
Conversion of Preferred Stock to Common Stock	—	—	—
Net (Loss)	—	(5,789,649)	(5,789,649)
Accrued Dividend on Preferred Stock and Other Adjustments	—	—	(130,338)
Payment of Preferred Stock Accrued Dividends with Common Stock	—	—	776,983

December 31, 2004	$—	$(61,161,710)	$(7,161,141)

See accompanying notes to consolidated financial statements

F/A-2-8

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash Flows From Operating Activities
Net (Loss):
Continuing Operations	$(2,648,316)	$(4,493,959)	$(4,927,633)
Discontinued Operations	(3,141,333)	(6,668,245)	(5,818,870)
Adjustments to Reconcile Net (Loss) to Net Cash Provided by (Used in) Operating Activities:
Depreciation and Amortization	83,002	47,962	124,522
Provision for Losses on Accounts Receivable	(793)	302	14,180
Impairment of Goodwill	—	837,011	—
Loss on Disposition of Property, Plant and Equipment	—	116,462	—
Stock Based Operating Expenses:
Other Compensation	10,174	42,094	270,690
Board of Director Fees	254,144	174,000	23,625
Interest	—	65,913	37,620
Legal Fees and Settlements	13,500	—	54,750
Consultant Fees and Other Services	62,000	—	160,575
Changes in Assets and Liabilities:
Accounts Receivable	(126,847)	(240,096)	63,269
Inventories	(105,177)	(12,682)	72,944
Prepaid Expenses and Other Current Assets	(26,490)	51,360	9,181
Deposits and Other Non Current Assets	(9,716)	(41,414)	764
Accounts Payable	(73,720)	44,080	395,834
Accrued Expenses and Other Current Liabilities	(496,774)	657,142	78,984
Reserve for Litigation	15,000	—	—
Net Operating Activities of Discontinued Operations	878,351	2,463,377	(35,516)
Net Cash (Used in) Operating Activities	(5,312,995)	(6,956,693)	(9,475,081)

Cash Flows From Investing Activities
Additions to Property, Plant and Equipment	(184,745)	—	(429,031)
Net Investing Activities of Discontinued Operations	2,100	(102,886)	(457,563)
Net Cash (Used in) Investing Activities	$(182,645)	$(102,886)	$(886,594)

Cash Flows From Financing Activities
Proceeds from the Issuance of Stock	$—	$350,000	$6,223,000
Proceeds from Lines of Credit	17,124	1,051,307	1,090,635
Payments on Lines of Credit	(95,101)	(997,419)	(1,121,253)
Proceeds from Loans Payable - Related Party	5,610,000	6,610,000	3,875,000
Principal Repayments on Long Term Debt	(5,402)	—	—
Principal Payments under Capital Lease Obligation	(2,194)	—	—
Net Financing Activities of Discontinued Operations	(39,707)	37,065	(86,631)
Net Cash (Used in) Financing Activities	5,484,720	7,050,953	9,980,751

Net Increase (Decrease) In Cash	(10,920)	(8,626)	(380,924)
Cash at Beginning of Year	35,385	44,011	424,935
Cash at End of Year	$24,465	$35,385	$44,011

Supplemental Disclosure of Cash Flow Information:

Cash Payments for Income Taxes	$-0-	$-0-	$-0-
Cash Payments for Interest	$89,024	$51,764	$26,193

Supplemental Schedule of Non Cash Investing and Financing Activities:

Property, Plant and Equipment acquired via a Capital Lease Obligation	7,200	—	—
Property, Plant and Equipment acquired via Issuance of Long Term Debt	35,123	—	—
Common Stock Issued for Operating Expenses	339,818	282,007	547,260
Common Stock Issued Upon Conversion of Preferred Stock	673,145	506,250	8,500
Common Stock Issued Upon Cancellation of Indebtedness	—	6,550,000	3,875,000
Common Stock Issued as Payment for Accrued Preferred Stock Dividends	776,983	—	—

See accompanying notes to consolidated financial statements

F/A-2-9

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Summary of Significant Accounting Policies.

This summary of significant accounting policies is presented to assist in understanding these consolidated financial statements. The consolidated financial statements and notes are representations of management who are responsible for their integrity and objectivity. The accounting policies used conform to Generally Accepted Accounting Principles (GAAP) in the United States of America and have been consistently applied in the preparation of these consolidated financial statements.

Organization

The Company was incorporated in the state of Delaware on October 20, 1989 as Natural Child Collection, Inc. and changed its name to Natural Child Care, Inc., on January 14, 1991. In 1993, the Company discontinued its Natural Child Care operations, changed its name to Winners All International, Inc., and began random lottery operations. The Company was operationally inactive from August 1, 1995 to January 26, 1997 and on January 29, 1997 abandoned its former random lottery operations, effective for year ended July 31, 1995. On January 28, 1997, the Company acquired Perma Seal International, Inc. and began its development-stage operations largely characterized as research and development for what later became known as its application systems, coatings and sealants operations in 2001. The Company changes Perma Seal International, Inc.’s name to Urecoats International, Inc. in October 1997. The Company changed its name from Winners All International, Inc. to Urecoats Industries Inc. on February 8, 1999. In July 1999, the Company established Urecoats Technologies, Inc. to assist in application systems, coatings and sealants research and development. Rainguard Roofing Corporation, a Florida corporation, was acquired, effective January 1, 2001, to field test the RSM Series™ products and generate revenues in the roof contracting business. In June 2001, upon completion of the commercial RSM Series™ spray application system, ultimately named the BlueMAX™, Model 230, the Company essentially divested its research and development entities, Urecoats International, Inc. and Urecoats Technologies, Inc. Urecoats Manufacturing, Inc., established in June 2001, began sales and marketing of the RSM Series™ products direct to contractors during the fourth quarter of 2001. The Company acquired Infiniti Paint Co., Inc., effective September 1, 2001, to use as a footprint for developing a specialty distribution channel for the initial distribution of the former RSM Series™ products but also to diversify its overall product offerings. Shortly after the Company opened a second Infiniti location in Orlando, Florida, it located a regional distribution chain with over 96 locations at the time which would carry the former RSM Series™ products on an exclusive basis and the expansion of Infiniti ceased to preserve the Company’s cash flow and other resources, and the Orlando location was shut down. The operations of Rainguard Roofing Corporation were discontinued, effective December 31, 2001 to eliminate competition with the former RSM Series™ products customers. On February 1, 2004, Urecoats Manufacturing, Inc. changed its name to RSM Technologies, Inc. to align itself with the character of its RSM Series™ business. The name of Infiniti Paint Co., Inc. was changed to Infiniti Products, Inc. on February 8, 2002 to eliminate the limiting public perception about the character of its business only being related to paints. Urecoats Manufacturing, Inc. discovered a latent defect in the RSM Series™, BlueMAX™ spray application system, which, in addition to mitigating current and future financial impacts of continuing to operate RSM Technologies, Inc., caused us to discontinue the operations of RSM Technologies, Inc., effective November 5, 2004.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company items and transactions have been eliminated.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of accounts receivable. The Company’s customers consist of contractors and retail outlets serving the paint and coatings industries. The Company performs credit evaluations of its customers’ financial condition and generally requires no collateral to secure accounts receivable.

Fair Value of Financial Instruments

The Company has adopted Statement of Financial Accounting Standards No. 107 "Disclosure About Fair Value of Financial Instruments", which requires the disclosure of the fair value of off-and-on balance sheet financial instruments. Unless otherwise indicated, the fair values of all reported assets and liabilities, which represent financial instruments (none of which are held for trading purposes), approximate the carrying values of such amounts.

Litigation

In the normal course of business, the Company is occasionally involved in legal proceedings. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency might include, for example, estimates of potential damages, outside legal fees and other directly related costs expected to be incurred.

Use of Estimates

The preparation of consolidated financial statements in conformity with Generally Accepted Accounting Principles (GAAP) in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Equivalents

The Company considers cash deposited with financial institutions and marketable securities with a maturity of three months or less at the date of acquisition to be cash and cash equivalents.
Inventories

Inventories are valued at the average cost versus market (net realizable value). Cost is determined by the first-in, first-out (FIFO) method.

F/A-2-10

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

Property, Plant and Equipment

Property, Plant and Equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. The useful lives for additions and betterments, range from three (3) years to five (5) years. Accelerated depreciation methods are generally used for income tax purposes. All long-lived assets are reviewed for impairment in value when changes in circumstances dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Goodwill and Purchased Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the assets of acquired businesses. Statement of Financial Accounting Standards no. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") requires goodwill to be tested for impairment, on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required.  SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated lives to their estimated residual values, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”, unless these lives are determined to be indefinite. The Company considers relevant cash flow and profitability information, including estimated future operating results, trends, and other available information, in assessing whether the carrying value of the intangible assets can be recovered. Based upon the impairment tests performed, there was an impairment of goodwill for the period ended December 31, 2003 of $837,011, restating the Goodwill to be reflected at $774,000 as it appears as of December 31, 2004.  There can be no assurance that future goodwill impairment tests will not result in additional charges to earnings.

Revenue Recognition

Revenue from Coatings, Sealants and Other Products is recognized as risk and title to the product transfers to the customer (which occurs at the time shipment is made), the sales price is fixed or determinable, and collectibility is reasonably assured. The Company’s sales channels include direct sales, distributors, independent representatives and retail outlets. Irrespective of the sales channel, returns and allowances are not a business practice in the industry. Amounts billed for shipping and handling are classified as sales in the Consolidated Statement of Operations. Costs incurred for shipping and handling are classified as Cost of Sales.

Research and Development

Research and development costs related to both future and present products are charged to operations as incurred.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductions or taxable amounts, and operating loss and tax credit carry-forwards. Deferred tax expense or benefit is recognized as a result of the change in the deferred asset or liability during the year. If necessary, the Company will establish a valuation allowance to reduce any deferred tax asset to an amount that will more likely than not be realized.

Net (Loss) Per Common Share

The Company accounts for (loss) per share in accordance with Statement of Financial Accounting Standard 128 ("SFAS 128") "Earnings Per Share". Basic (loss) per share is based upon the net (loss) applicable to common shares after preferred dividend requirements and upon the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the effect of the assumed conversions of convertible securities and exercise of stock options only in periods in which such effect would have been dilutive. Basic and diluted net (loss) per common share are the same since (a) the Company has reflected net losses from continuing operations for all periods presented and (b) the potential common shares would be antidilutive. See also Note 13 - Net Loss per Common Share - Basic and Diluted.

Stock-Based Compensation

As allowed by Statement of Financial Accounting Standards No. 123, “Accounting for the Stock-Based Compensation”, the Company has elected to continue to apply the intrinsic-value-based method of accounting. Under this method, the Company measures stock based compensation for option grants to employees assuming that options granted at market price at the date of grant have no intrinsic value. Restricted stock awards are valued based on a discounted market price of a share of unrestricted stock on the grant date. No compensation expense has been recognized for stock-based incentive compensation plans other than for the restricted stock granted under the Director Compensation Plan and executive employment agreements (when earned and vested).

Allowance for Doubtful Accounts

The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations, usually due to customers’ potential insolvency. The Company uses the percentage-of-sales method to estimate its allowance provision, which entails analyzing historical data to ascertain the relationship between bad debts and credit sales. The derived percentage is then applied to the current period’s sales revenues in order to arrive at the appropriate charge to bad debts expense for the year. The offsetting credit is made to the allowance for uncollectible account. When specific customer accounts are subsequently identified as uncollectible, they are written off against this allowance. See also Note 21.

F/A-2-11

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

Cost of Sales and Selling, General and Administrative Costs

The Coatings, Sealants and Other Products line item includes all those costs directly associated with the manufacturing of the finished goods for sale and the costs associated with purchasing finished goods for resale, the cost of raw and other materials to make the finished goods, payroll costs associated with manufacturing the finished goods, as well as inbound freight and sales tax expense incurred when receiving materials or finished goods into warehouses. The Warranty Costs, Freight and Other Cost of Sales includes items such as paint and sealant containers, labels, and other miscellaneous items that are indirectly used in the manufacturing, packaging, and shipping (outbound freight) of finished goods, including inspection, internal transfer and any other costs related to our distribution network. Warehousing costs are included in the Selling, General and Administrative line item. See also Note 21.

Warranty Reserve

The Company established a warranty reserve in 2003. The reserve was primarily established for our RSM Products and eliminated based on the discontinuation of the RSM Products in 2004. Warranty expense for our Infiniti Products for 2004 and 2003 was $9,055 and $128, respectively. See also Note 3.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation. In addition, the common stockholders of the Company approved a 1-for-10 reverse split and share consolidation on May 28, 2002, which was effectuated at the close of business on May 30, 2002.

New Accounting Standards Not Yet Adopted

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This eliminates the exception to account for such awards using the intrinsic method previously allowable under APB Opinion No. 25. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The Company does not believe SFAS No. 123(R) will have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets,” which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.

Recently Adopted Accounting Standards

In November 2004, Statement of Financial Accounting Standards No. 151, Inventory Costs an amendment of ARB No. 43, Chapter 4, or SFAS No. 151, was issued and is effective for fiscal years beginning after the date SFAS No. 151 was issued. SFAS No. 151 requires abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) to be recognized as current-period charges, and the allocation of fixed production overheads to the costs of conversion to be based on the normal capacity of the production facilities. The Company adopted the provisions of SFAS No. 151 in the fourth quarter of 2004. The adoption did not have a material effect on the Company’s consolidated financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition“, which supersedes No. 101, “Revenue Recognition in Financial Statements.” SAB No. 104 rescinds accounting guidance on SAB No. 101 related to multiple-element arrangements as this guidance has been superseded as a result of the issuance of EITF 00-21. The Company adopted the provisions of SAB No. 104 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain instruments as liabilities (or assets in some circumstances) which may have previously been classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 13, 2003. The provisions of SFAS No. 150 are to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The Company adopted the provisions of SFAS No. 150 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under Financial Accounting Standards Board Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of SFAS No. 149 are generally effective for contracts entered into or modified after June 30, 2003 and are to be applied prospectively. The Company adopted the provisions of SFAS No. 149 in the fourth quarter of 2003. The adoption did not have a material effect on the Company’s consolidated financial statements.

F/A-2-12

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 1.	Summary of Significant Accounting Policies - continued.

In December 2002, Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, (SFAS No. 148) was issued and is effective for fiscal years beginning after December 15, 2002. SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, (SFAS No. 123) to require prominent disclosures in both interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 also amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company decided not to voluntarily adopt the SFAS No. 123 fair value method of accounting for stock-based employee compensation. Therefore, the new transition alternatives allowed in SFAS No. 148 has not affected the Company’s consolidated financial statements.

In July 2002, Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, (SFAS No. 146) was issued and is effective for periods beginning after December 31, 2002. SFAS No. 146 requires, among other things, that costs associated with an exit activity (including restructuring and employee and contract termination costs) or with a disposal of long-lived assets be recognized when the liability has been incurred and can be measured at fair value. Companies must record in earnings from continuing operations costs associated with an exit or disposal activity that does not involve a discontinued operation. Costs associated with an activity that involves a discontinued operation would be included in the results of discontinued operations. The implementation of the provisions of SFAS No. 146 did not have a material effect on the Company’s consolidated financial statements.

In June 2001, Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (SFAS No. 143) was issued and is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS 143 did not have a material effect on the Company’s consolidated financial statements.

Note 2.	Going-Concern Issues Arising from Recurring Losses and Cash Flow Problems.

While the accompanying audited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, certain adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has not earned profits to date, has incurred recurring losses and negative cash flows from operations, and at December 31, 2004 has an accumulated deficit, net of dividends, of $(61,161,710) and its current liabilities exceeded its current assets by $7,725,153 and its total liabilities exceeded its total assets by $7,161,141. These factors raise doubt about the Company’s ability to continue as a going concern if operations were to continue in the future as in the past. The Company has relied principally on non-operational sources of financing mainly from Richard J. Kurtz, the Chairman of the Board, to fund its operations over the past 6 five years. See Note 20 - Subsequent Events, Section (a) (Cancellation of Indebtedness)

Although there has been substantial doubt as a going-concern over the past few years, management believes that 2005 will bring about a turnaround in all respects. New additions to the management team have been put into place, and those individuals are concentrating on increasing sales, integrating an acquisition, widening gross profit percentages, creating new policies and procedures, and streamlining operational processes that should allow the Company to rely less on outside investors and related parties for the funding of continuing operations. See Note 20 - Subsequent Events, Section (c), Items (i) (New President and Chief Operating Officer) and (iii) (New Chief Financial Officer and Treasurer. The goal of management is to cover all of the Company’s operational costs on its own through a carefully thought out and strictly enforced budget, and by analyzing the budget variances on a monthly basis to identify those areas representing the greatest risk to allow decisions in those identified areas to be made in a timely and effective manner, in the most expedient manner possible under the circumstances. The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan, including acquisitions (See Note 20 - Subsequent Events, Section (b) (Acquisition of LaPolla Industries Inc.)), increases in revenue, strict control over operating costs and expenses, and obtaining additional forms of debt and/or equity financing. These consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, and the reported net losses and balance sheet classification used.

Note 3.	Discontinued Operations.

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products, which consisted of two products lines: Application Systems and Coatings. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented.

Selected operating results for discontinued operations are presented in the following table:

	Year Ended December 31,
	2004	2003	2002
Revenue	$475,785	$1,571,317	$2,549,610
Gross Profit (Loss)	84,568	(1,034,813)	315,903
Costs and Expenses	(3,617,118)	(8,239,562)	(8,368,480)
(Loss) from Discontinued Operations	$(3,141,333)	$(6,668,245)	$(5,818,870)

During 2002, the Company evaluated all circumstances and determined that a period of five years had passed since any material communications were received relating to the commitments and contingencies reserve initially established in 1997 for certain discontinued operations.  Accordingly, the Company decided that the $600,622 commitments and contingency reserve for these discontinued operations was no longer required and reversed it.

F/A-2-13

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 3.	Discontinued Operations - continued.

The assets and liabilities of the discontinued operations presented on an aggregated basis in the Consolidated Balance Sheets consist of the following amounts at December 31:

Assets	2004	2003
Cash	$438	$7,333
Accounts and Notes Receivable, Net	—	101,206
Inventories	—	599,242
Machinery and Equipment, Net	—	486,329
Prepaid Expenses and Other Current Assets	—	15,936
Deposits and Other Non Current Assets	—	191
Total Assets	$438	$1,210,237
Liabilities
Accounts Payable	662,696	1,069,079
Accrued Expenses and Other Current Liabilities	57,871	722,460
Long Term Debt	—	94,429
Deferred Income	—	7,500
Reserve for Litigation	525,000	350,000
Total Liabilities	$1,245,567	$2,243,468

See also Note 11 - Commitments and Contingencies.

Note 4.	Inventories.

The following is a summary of inventories for the years ending December 31:

	2004	2003
Raw Materials	$61,257	$—
Finished Goods	187,781	143,862
Total	$249,039	$143,862

Note 5.	Property, Plant and Equipment.

The following is a summary of property, plant and equipment for the years ending December 31:

	2004	2003	Estimated Useful Life
Vehicles	$137,822	$—	5 Years
Leasehold Improvements	62,278	—	3 Years
Office Furniture and Equipment	70,195	65,590	5 Years
Computers and Software	192,284	155,434	5 Years
Machinery and Equipment	133,273	—	5 Years
Total Property, Plant and Equipment	$595,852	$221,024
Less: Accumulated Depreciation	(308,068)	(106,939)
Total Property, Plant and Equipment, Net	$287,784	$114,085

Depreciation expense for the years ended 2004 and 2003 was $83,002, and $47,962, respectively.

Note 6.	Goodwill.

The following is a summary of goodwill for the years ending December 31:

	2004	2003
Goodwill	$774,000	$774,000
Less: Accumulated Amortization	—	—
Total	$774,000	$774,000

Goodwill arising from the cost, in excess of fair market value of tangible assets and liabilities acquired, results from the Company's 2001 acquisition of Infiniti Products, Inc. After evaluation by management, as described in Note 1, Goodwill and Purchased Intangible Assets, the asset was impaired by $837,010, leaving a balance of Goodwill in the amount of $774,000.

The Company evaluates the amortization period of goodwill on an ongoing basis, in light of any changes in business conditions, events or circumstances, which may indicate the potential impairment of goodwill.

F/A-2-14

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 7.	Accounts Payable and Accrued Expenses and Other Current Liabilities.

The following is a summary of accounts payable and accrued expenses and other current liabilities for the years ending December 31:

	2004	2003
Accounts Payable	$1,126,847	$1,200,567
Accrued Severance	—	85,168
Accrued Interest	306,908	—
Accrued Sales Tax	17,392	6,399
Accrued Other	144,221	99,232
Accrued Insurance	2,488	—
Accrued Dividends Payable	—	776,983
Total Accounts Payable and Accrued Expenses and Other Current Liabilities	$1,597,855	$2,168,349

Accrued Interest Expense of $306,908 represents interest payable at 9% per annum on unsecured loan proceeds totaling $5,670,000 from the Chairman of the Board. See also Note 14 - Securities Transactions, Section (d).

Note 8.	Long-Term Debt.

The following is a summary of long-term debt for the years ending December 31:
	2004	2003
Various notes payable on vehicles, due in monthly installments of $2,564 including interest, maturing through 2007	$38,825	$—
Less: Current Maturities	(24,582)	—
Total Long-Term Debt	$14,243	—

Debt Maturity Schedule:
Years Ending December 31
2005	$24,582
2006	13,807
2007	436
	$38,825

Note 9.	Lines of Credit.

The Company has two operating Lines of Credit; one with Merrill Lynch Business Financial Services, Inc., and the other with Commerce Bank, North. The maximum combined amount for the Lines of Credit total $720,000, of which $719,070 is being utilized as of December 31, 2004. The first Line of Credit is with Merrill Lynch Business Financial Services Inc. for the maximum “WCMA Line of Credit” totaling $220,000 as of December 31, 2004; bears interest at prime plus 2% per annum, and was amended to mature on March 31, 2005. It is secured by the assets of Infiniti Products, Inc. and a personal guarantee from the Chairman of the Board.  The maximum “WCMA Line of Credit” of $220,000 is being paid down on a monthly basis until the maturity date of March 31, 2005, at which time the “Maximum WCMA Line of Credit” shall be $180,000. Although the maturity date according to the Agreement is dated March 31, 2005, the Chairman of the Board, who has personally guaranteed this line of credit, will continue to pay down the line of credit by paying $20,000 per month until the balance is paid in full. The second Line of Credit is with Commerce Bank, North for $500,000; bears interest at prime plus 2% per annum, and matures on June 30, 2005. The Line of Credit was originally secured by both the assets of the Company and RSM Technologies, Inc. as well as by the Chairman of the Board. However, since the operations of RSM Technologies, Inc. were discontinued, the assets of the Company and the Chairman of the Board are now the collateral for this Line of Credit. For the years ended December 31, 2004 and 2003, the Merrill Lynch Business Financial Services, Inc. Line of Credit balances were $219,153 and $297,129, respectively, and the Commerce Bank, North Line of Credit balances were $499,918 for both respective periods.

Note 10.	Related Party Transactions.

The following is a summary of related party transactions for the years ending December 31, 2004 and 2003:

(i)	The Chairman of the Board advanced monies in the form of short term loans bearing interest at 9% per annum totaling $5,670,000, of which*:

	(a)	$5,340,000 was loaned to the Company during 2004; and

	(b)	$330,000 was loaned to Infiniti Products, Inc. during 2003 and 2004.

*See also Note 20 - Subsequent Events, Section (a) (Cancellation of Indebtedness).

F/A-2-15

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 10.	Related Party Transactions - continued.

(ii) The Company issued common stock to officers and directors as follows*:

	2004*		2003
	Shares	Value	Shares	Value
Other Compensation	19,000	$7,234	84,202	$34,474
Severance Compensation	6,000	2,940	12,000	7,620
Board of Director Fees	405,786	254,144	496,000	174,000
Board of Director Fees - Unearned	104,767	—	—	—
Mandatory Conversion of Series B Convertible Preferred Stock	—	—	750,000	—
Mandatory Conversion of Series C Convertible Preferred Stock	11,514,800	—	—	—
Exercise of Non-Statutory Option	—	—	300,000	1,188,000
Private Placement	—	—	199,460	135,633
Series B Convertible Preferred Stock Accrued Dividends	790,731	213,497	—	—
Series C Convertible Preferred Stock Accrued Dividends	1,444,041	389,892	—	—
	14,285,125	$867,707	1,841,662	$1,539,727
*Refer to Section (iv) below for more information.

(iii) The Company issued preferred stock to directors, as follows:

	2004		2003
	Shares	Value	Shares	Value
Exercise of Option by Cancellation of Indebtedness	—	$—	264,614	$5,292,280

(iv) The following is a detailed summary of related party transactions for the year ended December 31, 2004:

(a)	During 2004, 405,786 shares of restricted common stock were vested and earned by current and former directors pursuant to the Director Compensation Plan (“Director Plan”), of which:

(i)
292,000 shares that were issued to the Chairman of the Board, pursuant to a one time grant of 1,168,000 shares approved by the shareholders on May 28, 2002, vested. The Company did not consider this portion of the shares outstanding due to a vesting provision and as such no value was ascribed to these shares by the Company as of May 28, 2002. The value ascribed to these shares on May 28, 2004 was $197,100. There are 584,000 shares remaining issued but in the custody of the Company until such time that they are earned. Refer to Note 15 - Compensation and Incentive Stock Plans, Director Compensation Plan.

(ii)
96,000 shares that were automatically granted and issued to current and former directors on June 11, 2003 upon their election at the shareholders meeting held on June 22, 2004, vested. The Company did not consider these shares outstanding due to a vesting provision and as such no value was ascribed to these shares at the time they were granted. These transactions were valued and recorded at $54,720; and

(iii)
17,786 shares of the 36,000 shares that were automatically granted and issued to three former directors upon their election at the shareholders meeting held on June 22, 2004, vested in their respective pro rata portions on the dates of their respective resignations, and the remaining 18,214 respective pro rata unvested portions of the shares were canceled. The Company did not consider these shares outstanding due to a vesting provision and as such no value was ascribed for these shares at the time they were granted. These transactions were valued and recorded at approximately $2,324. Refer to (iv)(c) below.

(b)
During 2004, 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. These shares are in the custody of the Company until such time that they are earned. See also (iv)(b)(iii) above (17,786 shares vested and 18,214 shares were canceled upon the resignation of three directors during 2004).

(c)
During 2004, 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. These shares are in the custody of the Company until such time that they are earned.

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(i)
The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with 790,731 shares;

	(ii)	The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with 966,517 shares; and

F/A-2-16

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 10.	Related Party Transactions - continued.

(iii)
A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with 477,524 shares.

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share:

(i)
The Chairman of the Board was the former sole holder of the Series B Convertible Preferred Stock, and as such, had accrued dividends of approximately $213,497, which were satisfied with 790,731 shares;

	(ii)	The Chairman of the Board was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $260,961, which were satisfied with 966,517 shares; and

(iii)
A company in which a former director owned a majority interest was a former holder of Series C Convertible Preferred Stock, and as such, had accrued dividends of approximately $128,931, which were satisfied with 477,524 shares.

(e)
During 2004, the Company issued 19,000 shares of restricted common stock to a former officer and the CEO, as other compensation pursuant to employment agreements. These transactions were valued and recorded at $7,234.

(f)
During 2004, the Company issued 6,000 shares of restricted common stock to a former officer, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940.

(g)
During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock; of which:

(i)
10,684,800 shares were issued to the Chairman of the Board, pursuant to the mandatory conversion of 460,245 shares of Series C Convertible Preferred Stock purchased in 2002 and 2003 and previously valued and recorded at $9,204,900; and

(ii)
830,000 shares were issued to a corporation in which a former director owns a material interest, pursuant to the mandatory conversion of 100,000 shares of Series C Convertible Preferred Stock purchased in 2002 and previously valued and recorded at $2,000,000.

Note 11.	Commitments and Contingencies.

Leases

The Company has operating leases as follows:

	Location	Description of Operations	Terms
1.	Deerfield Beach, Florida	Corporate Headquarters, Manufacturing, Distribution, and Sales,	02-01-2002 to 03-01-2006
2.	Deerfield Beach, Florida *	Manufacturing, Distribution, and Sales	01-01-2002 to 10-01-2005

* Lease was paid in full in March of 2005, where deposit being held by Trammell Crow Company was applied to remaining payments due through 10-01-2005.

Future minimum lease payments required under the non-cancelable operating leases for the years ending December 31:

	2005	$155,668
	2006	40,441
Total Minimum Lease Payments		$196,109

Rent expense for the years ended December 31, 2004, and 2003, was $105,557, and $336,683, respectively.

Reserve

The following is a summary of the reserve established for commitments and contingencies for the year ending December 31:

2004
Accounts Payable - Discontinued Operations	$662,696
Accrued Expenses and Other Current Liabilities - Discontinued Operations	57,871
Reserve for Litigation - Discontinued Operations	525,000
Reserve for Litigation - Current Operations	15,000
Total	$1,260,567

There was no reserve for commitments and contingencies in 2003.

F/A-2-17

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 11.	Commitments and Contingencies - continued.

Legal Proceedings

(a)	Ponswamy Rajalingam and Uma Umarani, Plaintiffs v. Urecoats International, Inc., et. al., Defendants.

On May 15, 2002, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida, Plaintiffs filed a complaint against Urecoats International, Inc., Urecoats Industries Inc., Urecoats Technologies, Inc., and Richard J. Kurtz, Michael T. Adams, and two former officers of the Company, individually, (“Defendants”) and on November 12, 2002, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida, Plaintiffs filed a second complaint against Urecoats International, Inc. and Urecoats Industries Inc., alleging breach of contract, conversion, and other claims under various common law and statutory theories. The Defendants filed an answer denying the allegations and counterclaimed against the Plaintiffs. This matter was settled pursuant to a confidential settlement agreement between the parties on April 21, 2004 prior to trial.

(b)	Joglar Painting, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc., et. al., Defendants

On August 20, 2004, the Company was served notice that on June 24, 2004 in the United States District Court for the District of Puerto Rico the Plaintiff filed a complaint against the Defendants alleging breach of an Exclusive Distribution Agreement for the territory of Puerto Rico that was incorporated in a Sales Agreement entered into between the parties on May 21, 2002. The Plaintiff’s complaint essentially alleges that on October 29, 2003, Urecoats Manufacturing, Inc. arbitrarily terminated the Plaintiff’s “exclusivity” rights under its agreement with Urecoats Manufacturing, Inc. and as a result, it sustained damages aggregating $3,754,000. The Company believes the complaint and alleged damages to be totally without merit, intends to vigorously defend itself and, among other things, will assert counterclaims for monies billed and remaining unpaid for goods delivered to the Plaintiff by Urecoats Manufacturing, Inc. pursuant to the Plaintiff’s purchase order. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

(c)	Plymouth Industries, Inc., Plaintiff v. Urecoats Industries Inc., Urecoats Manufacturing, Inc., et. al., Defendants

On July 22, 2003, the Plaintiff served the Defendants with a complaint for breach of Manufacturing and Sales Agreements and the parties immediately entered into various settlement agreements during which the Defendants were granted an indefinite extension of time to answer the complaint. The Defendants ceased making settlement payments in September 2003 when the Defendants came to believe and later learned that the Plaintiff had breached the Manufacturing and Sales Agreements and thereafter served a joint answer denying the complaint’s allegations and counterclaimed against the Plaintiff for breach of contract, breach of warranties, and indemnity and contribution. On April 27, 2004, the Plaintiff filed the aforementioned complaint in the District Court of the Fourth Judicial District in Hennepin County, Minnesota. On July 13, 2004, the Defendants filed the aforementioned joint answer and counterclaims with said District Court. On August 4, 2004, the Plaintiff was granted summary judgment against the Defendants, joint and severally, in the amount of $738,163 with any applicable costs, fees, and pre-judgment interest to be determined and added to this summary judgment at a later date. The Defendants believed that reversible procedural and substantive errors were made and that valid legal redress existed to not only offset the summary judgment with counterclaims but also to potentially vacate the summary judgment. On October 27, 2004, the Court issued an order granting the Defendants’ motion to vacate the summary judgment ordered on August 4, 2004. On February 18, 2005, the Court granted a 45 day extension on Plaintiff’s second motion for summary judgment, which was scheduled for March 3, 2005. Mediation is scheduled for April 21, 2005. The outcome of this litigation cannot be determined at this time.

(d)	Raymond T. Hyer, Jr. and Sun Coatings, Inc., Plaintiffs v. Urecoats Industries Inc., et. al, Defendants

On October 3, 2003, in the Hillsborough County State Court, Division H, Plaintiffs filed a complaint against Urecoats Industries Inc. and Michael T. Adams, John G. Barbar, and a former officer of the Company, individually, alleging common law fraud and rescission in connection with their purchase of common stock in the Company. Plaintiff Hyer purchased $100,000 worth of common stock in June 2003 and Plaintiff Sun Coatings purchased $250,000 worth of common stock in July 2003. Plaintiffs allege that the Company and certain present and former officers failed to disclose the current financial condition of the Company and its subsidiaries (notwithstanding that the Plaintiffs signed subscription agreements admitting that they were provided all relevant and requested financial information). The Defendants’ motion to dismiss was denied by Order dated January 20, 2004. The Defendants answered the complaint on February 13, 2004 and asserted, among others, the affirmative defense that Plaintiffs’ claims are barred by their signed subscription agreements. Discovery has not yet commenced and no trial date is set. The outcome of this litigation cannot be determined at this time.

(e) Various Lawsuits and Claims Arising in the Ordinary Course of Business

The Company is involved in various lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of the Company’s management, immaterial both individually and in the aggregate with respect to the Company’s consolidated financial position, liquidity or results of operations.

Note 12.	Income Taxes.

At December 31, 2004, the Company has taxable net operating loss carry-forwards of approximately $60,797,392 to be utilized to offset taxable income arising from the next 3 to 20 years. The Company files a consolidated income tax return and cumulative timing difference between the recognition of certain income and expense items for income tax purposes and financial reporting purposes are as follows:

Cumulative Benefit of Net Operating Loss Carry-Forwards	$61,161,710
Issuance of Stock for Officers and Directors Compensation	(264,318)
Tax Depreciation versus Book Depreciation	(100,000)
Total Cumulative Benefit of Net Operating Loss Carry-Forwards	$60,797,392
Total Deferred Tax Asset	$20,671,113
Less Valuation Allowance	(20,671,113)
Net Deferred Tax Asset	$—

It is currently undeterminable as to when the Company will benefit from the deferred tax asset.

F/A-2-18

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 13.  Net Loss Per Common Share - Basic and Diluted.

The following table reflects the computation of the basic and diluted net loss per common share:

	For The Year Ended December 31,
	2004		2003		2002
		Per Share		Per Share		Per Share
	Amount	Amount	Amount	Amount	Amount	Amount
Operating (Loss)	$(2,648,316)	$(0.092)	$(4,493,959)	$(0.294)	$(4,927,633)	$(0.362)
(Loss) from Discontinued Operations	(3,141,333)	(0.109)	(6,668,245)	(0.437)	(5,818,870)	(0.428)
Plus: Dividends on Preferred Stock	—	—	(498,001)	(0.033)	(259,634)	(0.019)
Net (Loss) Available to Common Stockholders	$(5,789,649)	$(0.201)	$(11,660,205)	$(0.764)	$(11,006,137)	$(0.809)
Weighted Average Common Shares Outstanding	28,866,604		15,264,815		13,605,769

Basic and diluted net (loss) per share are the same since (a) the Company has reflected net losses for all periods presented and (b) the potential issuance of shares of the Company would be antidilutive. The securities that could potentially dilute (loss) per share in the future that were not included in the computation of diluted (loss) per share were (i) 652,767, 972,000 and 1,276,000 shares, respectively, of nonvested restricted common stock issued to eligible directors but held by the Company pursuant to vesting restrictions under the Director Compensation Plan, (ii) 116,321, 239,025 and 521,283 vested stock options, respectively, and (iii) conversion of securities (preferred stock) convertible into 2,250, 6,173,994 and 2,429,781 shares, respectively, of common stock, for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 14.	Securities Transactions.

(a)
During 2004, 405,786 shares of restricted common stock issued pursuant to the Director Plan, vested and were released to current and former directors. These transactions were valued and recorded at $254,144. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (b).

(b)
During 2004, 96,000 shares of restricted common stock were automatically granted and issued to current and former non-employee directors pursuant to the Director Plan upon their election at the shareholders meeting held on June 22, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (c).

(c)
During 2004, 8,767 shares of restricted common stock were automatically granted and issued to a new director pursuant to the Director Plan upon appointment to the Board of Directors on November 12, 2004, which shares generally vest at the next annual meeting of shareholders. Due to a vesting provision in the Director Plan, these shares were not treated as outstanding and as such no value was ascribed for them at the time of grant. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (d).

(d)
During 2004, the Company paid approximately $776,983 in dividends through the issuance of 2,877,714 shares of restricted common stock to the former holders of the Series B and C Convertible Preferred Stock. The amount of dividends was accrued prior to the automatic conversion of the Series B and C Convertible Preferred Stock on September 30, 2003 and January 1, 2004, respectively. The price per share used to determine the number of shares of restricted common stock to issue to each former holder was calculated based on the closing price of the Company’s common stock as traded on the American Stock Exchange on December 30, 2004 or $.27 per share. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (e)(i), (e)(ii) and (e)(iii).

(e)
During 2004, the Company issued 19,000 shares of restricted common stock to a former officer and the CEO, as other compensation pursuant to employment agreements. These transactions were valued and recorded at $7,234. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (f).

(f)
During 2004, the Company issued 6,000 shares of restricted common stock to a former officer, as severance compensation pursuant to termination of an employment agreement. This transaction was valued and recorded at $2,940. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (g).

(g)
During 2004, pursuant to the Certificate of Designation of Preferences of Series C Convertible Preferred Stock, all 673,145 shares of the Series C Convertible Preferred Stock outstanding on the mandatory conversion date, previously valued and recorded in prior years at $13,462,900, were converted into 12,375,024 shares of restricted common stock. See also Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (h)(i) and (h)(ii).

(h)
During 2004, the Company issued 50,000 shares of restricted common stock pursuant to a partial exercise of a Non-Plan restricted stock option in exchange for marketing services. This transaction was valued and recorded at $35,000.

(i)
During 2004, the Company issued 150,000 shares of common stock pursuant to the exercise of Plan options in exchange for contracting services and cancellation of legal fees. These transactions were valued and recorded at $40,500.

(j)
During 2004, the Company made certain administrative and confidential legal settlement adjustments returning 327,530 shares of common stock, net, to unissued status. These transactions were valued and recorded at $(131,861), net.

F/A-2-19

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 15.	Compensation and Incentive Stock Plans.

The Compensation Committee of the Board of Directors administers the Company's Compensation and Incentive Stock Plans, each of which is briefly described below:

Director Compensation Plan

The Company has a non-employee director incentive plan which provides for the issuance of restricted common stock to non-employee directors for Board service fees and cash to eligible non-employee directors as retention fees. The Board of Directors amended the 2002 Non-Employee Director Restricted Stock Plan to include, in addition to automatic grants of restricted common stock, a retention fee, payable on a quarterly basis, of $10,000 per year, for non-employee directors who serve on the Board for more than three consecutive years, and change the name of the plan to the “Director Compensation Plan” for increased transparency (the “Director Plan”). Under the Director Plan, up to 1,600,000 shares of restricted common stock may be issued through periodic automatic grants of restricted stock to non-employee directors only. The Director Plan provides, each non-employee director who is then serving as a member of the Board shall automatically be granted an award consisting of a number of shares of restricted common stock of the Company equal to: 48,000 for the Chairman of the Board, who is also a non-employee director; and 12,000 for other non-employee directors, upon initial election to the Board for a one year term (or a lesser amount prorated monthly if the initial election is for a shorter period).  In addition to the automatic grant of shares to non-employee directors described above, a one-time grant on May 28, 2002 of 1,168,000 post split shares of restricted stock was approved for the Chairman of the Board, which recognizes his personal cost for substantially funding us and acting as Chairman of the Board without adequate compensation over a three-year period. This one-time grant vests at the end of each year at the rate of 25% per year.

The Company granted and issued 1,276,000, 96,000, and 104,767, vested and released 405,786, 400,000, and -0-, canceled 18,214, 12,000, and -0-, shares of restricted stock under the Director Plan in 2004, 2003 and 2002, respectively. No retention fees were paid during 2004. The Company does not consider the shares of restricted common stock granted and issued as outstanding at the time of grant due to vesting provisions in the Director Plan. The shares of restricted common stock when granted are issued by the Company with a second restriction and held in the custody of the Company until such time that they are earned and vested. At December 31, 2004 there were 652,767 shares of restricted common stock granted and issued (unearned and unvested) and 141,447 eligible for grant under the Director Plan. Compensation expense recognized under the Director Plan was $254,144 in 2004, $174,000 in 2003 and $-0- in 2002.

2002 Executive Incentive Plan

The Board of Directors approved the 2002 Executive Incentive Plan, effective January 1, 2002, which was ratified and approved by the shareholders on May 28, 2002.  No Incentive Awards, Performance Awards, Restricted Stock, Stock Appreciation Rights, Stock Options, or Stock Payments were earned under this plan as of December 31, 2004. The Compensation Committee canceled this plan, effective December 31, 2004.

2002 Management Incentive Plan

The Board of Directors approved the 2002 Management Incentive Plan, effective January 1, 2002, which was ratified and approved by the shareholders on May 28, 2002.  No Bonus Awards were earned under this plan as of December 31, 2004. The Compensation Committee canceled this plan, effective December 31, 2004.

Executive Employment Agreement

The Company entered into an executive employment agreement with its CEO for a period beginning on January 1, 2002 (the “effective date”) and ending December 31, 2005 (the “employment period”). Under this agreement, the Company agreed to the following compensation: (i) annual base salary of $90,000, subject to annual review; (ii) an aggregate of 64,000 shares of restricted common stock as other compensation, subject to vesting in 4,000 share increments on a quarterly basis commencing on the effective date; (iii) incentive stock options to purchase 26,000 shares, at an exercise price equal to 100% of the fair market value of our common stock as of the date of grant, and, subject to vesting, exercisable anytime within 5 years of the date of grant, vesting up to a maximum of 6,500 per year and after the end of each calendar year according to an Excess Revenues formula; (iv) eligibility to earn performance awards for a minimum aggregate of 34,000 shares of restricted common stock during the term of the agreement at a maximum of 8,500 shares during each calendar year; (v) a discretionary bonus; (vi) entitled to participate in medical, dental, hospitalization, accidental death and dismemberment, disability, travel and life insurance plans; and (vii) paid vacation, fringe benefits and perquisites. See also Note 20 - Subsequent Events, Section (c), Item (ii).

Key Employee Stock Option Plan

This plan was originally established as the 2000 Stock Purchase and Option Plan, which was approved by the shareholders of the Company on June 20, 2000. The Board of Directors amended the 2000 Stock Purchase and Option Plan, effective December 31, 2004, to change its name to the Key Employee Stock Option Plan, combine its terms and conditions with the 2002 Stock Option Plan (which was approved by the shareholders on May 28, 2002), and eliminate consultants and directors as Eligible Persons (the “Key Employee Plan”), for administrative convenience. Under the Key Employee Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The Key Employee Plan provides for the grant of an aggregate of 825,000 options, which are exercisable for common stock. There were 406,450 options exercised, 115,321 options outstanding and 303,229 options available for grant under the Key Employee Plan as of December 31, 2004.

1998 Employee and Consultant Stock Option Plan

On January 26, 1998, the Company adopted the "1998 Employee and Consultant Stock Option Plan" (the "1998 Plan"). Under the 1998 Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted; however, the former may be granted only to employees of the Company. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The 1998 Plan provides for the grant of an aggregate of 300,000 options, which are exercisable for common stock. There were 300,000 options exercised and -0- options available for grant under the 1998 Plan as of December 31, 2004.

F/A-2-20

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 15.	Compensation and Incentive Stock Plans - continued.

1999 Consultant and Employee Stock Purchase and Option Plan

The 1999 Consultant and Employee Stock Purchase and Option Plan was approved by shareholders on February 8, 1999 ("1999 Plan"). Under the 1999 Plan, either Incentive Stock Options or Non-Qualified Stock Options may be granted; however, the former may be granted only to employees of the Company. Generally, the options may be exercised beginning one year from the date of grant and expire in two to five years. The 1999 Plan provides for the grant of an aggregate of 800,000 options, which are exercisable for common stock.  There were 800,000 options exercised and -0- options available for grant under 1999 Plan as of December 31, 2004.

Non-Plan Restricted Stock Options

The Company grants restricted options from time to time for special circumstances ("Non-Plan options").  The Company did not grant any Non-Plan Options during 2004.  There were 50,000 Non-Plan Options exercised, 55,264 canceled/expired, and 70,000 outstanding as of December 31, 2004.

Stock Option Activity Table

Stock option activity under the Company’s 1998 Plan, 1999 Plan, Key Employee Stock Option Plan, and Non-Plan Options as of the years ended December 31, is summarized below:

	2004		2003		2002*
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding-Beginning of Year	372,274	$2.63	739,450	$3.21	492,050	$3.90
Granted	150,000.27		188,159.84		493,800	2.55
Exercised	(200,00)	.38	(315,000)	3.83	(100,000)	1.00
Canceled	(10,000)	3.00	(140,335)	2.99	(133,500)	1.78
Expired	(126,953)	2.38	(100,000)	1.78	(12,900)	10.01
Outstanding-End of Year	185,321	3.23	372,274	2.63	739,450	3.21
Exercisable-End of Year	122,821	$4.22	239,024	$3.33	516,783	$3.66

*The figures under this section have been adjusted for the 1-for-10 share consolidation approved by the shareholders in 2002.

The following table provides additional information relating to stock option activity for Plan and Non-Plan Stock Options for the year ended December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
$ .70 - $ 2.99	51,333	1.9	$.73	1,333	$1.90
$3.00 - $ 4.29	98,988	1.7	$3.00	92,488	$3.00
$4.30 - $ 5.89	15,000	1.7	$4.30	9,000	$4.30
$5.90 - $10.00	20,000	1.0	$10.00	20,000	$10.00
$ .70 - $10.00	185,321	1.66	$3.23	122,821	$4.22

Accounting for Stock Based Compensation

As allowed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has elected to continue to apply the intrinsic-value-based method of accounting. Under this method, the Company measures stock based compensation for option grants to employees assuming that options granted at market price at the date of grant have no intrinsic value. Restricted stock awards were valued based on the discounted market price of a share of non-restricted stock on the date earned. No compensation expense has been recognized for stock-based incentive compensation plans other than for restricted stock awards pursuant to executive employment agreements (See Note 15) and board of director fees pursuant to the Director Compensation Plan (See Note15). No compensation expense was recorded for any non-plan restricted stock options ("Non-Plan Options").  Had compensation expense for the Company's stock options under the stock-based incentive compensation plans described above (excluding Non-Plan Options) been recognized based upon the fair value for awards granted, the Company's net (loss) would have been increased to the following pro forma amounts:

	2004	2003	2002
Net (Loss), as Reported	$(5,789,649)	$(11,162,204)	$(10,746,503)
Stock-Based Compensation Expense Determined Under Fair Value Based Method, Net of Tax (a)	—	—	—
Pro Forma Net (Loss)	$(5,789,649)	$(11,162,204)	$(10,746,503)
(Loss) Per Share:
As Reported Basic and Dilutive	$(0.201)	$(0.731)	$(0.790)

(a)  As a result of the Company's highly volatile common stock trading performance in each of the respective years in this table, the overall strike prices of the outstanding options, and the uncertainty about its future economic performance, management has deemed the fair value of these options to be indeterminable.  Accordingly, for the years ended December 31, 2004, 2003, and 2002, the value of the options is deemed to be -0-.

F/A-2-21

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 16.	Stockholders' Equity.

Preferred Stock

Series A Convertible Preferred Stock

The Board of Directors reduced the number of authorized shares of Series A, $1.00 par value preferred stock, from 2,000,000 shares to 750,000 shares, leaving 1,250,000 shares to be designated a series of distinction and issued by the Board. Each share of the Series A preferred stock entities its holder to convert it into .036 shares of common stock, as adjusted in the event of future dilution; to receive $1.00 per share in the event of voluntary or involuntary liquidation, to have the same voting rights as the common stock, and to share equally in payments of any dividends declared by the Board of Directors.

Series B Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series B Convertible Preferred Stock, effective September 30, 2001, par value $1.00, and authorized 500,000 shares for issuance. The stated value per each share of Series B Convertible Preferred Stock was $5.00 per share.  The certificate of designation of preferences of the Series B Convertible Preferred Stock had a mandatory conversion date of September 30, 2003. On September 30, 2003, the Company converted the Series B Convertible Preferred Stock, all of which was owned by the Chairman of the Board, into 750,000 shares of restricted common stock (the conversion rate was 1.5 shares of restricted common stock for each share of Series B Convertible Preferred Stock). The former registered holder of the Series B Preferred Stock was entitled to receive cumulative dividends initially at the rate of 4% per annum of the stated value per each share of Series B Convertible Preferred Stock, which per annum rate increased to 9% in 2002. Such dividend accrued on each share of Series B Convertible Preferred Stock from the date of issuance of such shares (with appropriate pro-ration for any partial dividend period) and accrued from day-to-day, whether or not earned or declared, until the mandatory conversion date. The dividends of $213,497 accrued as of September 30, 2003, were paid through the issuance of 790,731 shares of restricted common stock in 2004. See Note 10 - Related Party Transactions, Section (ii) and Section (iv), Item (e)(i).

Series C Convertible Preferred Stock

The Board of Directors designated a new series of preferred stock, Series C Convertible Preferred Stock, effective January 8, 2002, par value $1.00, and authorized 750,000 shares for issuance. The stated value per each share of Series C Convertible Preferred Stock was $20.00 per share. The certificate of designation of preferences of the Series C Convertible Preferred Stock has a mandatory conversion date of January 1, 2004. On January 1, 2004, the Company converted all 673,145 shares of the Series C Convertible Preferred Stock outstanding, into 12,375,024 shares of restricted common stock (the conversion rate was determined at the time of purchase pursuant to a discount formula related to the amount of investment by each investor. The discount formula was based upon two variables: (1) the total amount of the subscription on the date of purchase; and (2) the average of the closing bid prices per share for the common stock during the 30 trading days immediately preceding (and including) the date of subscription.  Once determined, the price per share (of common stock into which each share of the Series C Convertible Preferred Stock is convertible) is divided into the amount paid per share for the Series C Convertible Preferred Stock in order to determine the number of shares of common stock issuable upon conversion of each share of Series C Convertible Preferred Stock. The former registered holders of the Series C Convertible Preferred Stock were entitled to receive cumulative dividends at the rate of 4% per annum of the stated value per each share of Series C Convertible Preferred Stock.  Such dividend accrued on each share of Series C Convertible Preferred Stock from the date of issuance of such share (with appropriate pro-ration for any partial dividend period) and accrued from day-to-day, whether or not earned or declared, until the mandatory conversion date. The dividends of $776,983 accrued as of January 1, 2004, were paid through the issuance of shares of restricted common stock in 2004. See Note 10 - Related Party Transactions, Section (ii) and Section (iv), Items (d), (e)(ii) and (e)(iii).

Note 17.	Concentration of Credit Risk.

The Company's cash balances in financial institutions at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. New Credit Risk policies and procedures have been put in place during the first quarter of 2005, which will minimize the Company’s risk in regards to uncollectible accounts in the future. Customers will be rated and then granted certain limits based on their credit worthiness by an outside agency. If the customer fails to pay within certain guidelines established up front by the agency, the Company will be able to collect on these debts after paying an agreed upon percentage and premium throughout the year. As sales increase, so does the premium for protection of our accounts. This process should greatly protect the Company against all material uncollectibles going into the future.

Note 18.	Securities Capitalization.

The following table provides information relating to the Company's common and preferred stock capitalization as of December 31, 2004:

			Preferred
Shares	Common		Series A	Series B	Series C	Total of Series A, B and C
Authorized	60,000,000		750,000	500,000	750,000	2,000,000
Issued and Outstanding	(32,014,369)		(62,500)	—	—	(62,500)
Converted	—		(687,500)	(500,000)	(687,895)	(1,875,395)
Reserved	1,301,014	*	—	—	—	—
Available	26,684,617		—	—	62,105	62,105

*Reserves allocated as follows:
(a)	Director Compensation Plan	794,214	See also Note 15.
(b)	Key Employee Stock Option Plan	418,550	See also Note 15.
(c)	Executive Employment Agreement	16,000	See also Note 15.
(d)	Non Plan Restricted Stock Options	70,000	See also Note 15.
(e)	Series A Convertible Preferred Stock	2,250	See also Note 16.

F/A-2-22

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 19.	Selected Quarterly Financial Data (Unaudited)

	2004 Quarters Ended,
	March 31	June 30	September 30	December 31
Revenue	$460,897	$586,629	$521,852	$994,785
Cost of Sales	$(358,022)	$(465,933)	$(429,682)	$(816,517)
Gross Profit	$102,875	$120,696	$92,170	$178,268
Operating (Loss)	$(628,577)	$(952,350)	$(499,934)	$(567,455)
Income (Loss) from Discontinued Operations	$(1,084,929)	$(569,251)	$(1,764,031)	$276,878
Total Net (Loss)	$(1,713,506)	$(1,521,601)	$(2,263,965)	$(290,577)
(Loss) Per Common Share - Basic and Diluted - Continuing Operations	$(0.022)	$(0.033)	$(0.017)	$(0.020)
(Loss) Per Common Share - Basic and Diluted - Discontinued Operations	$(0.038)	$(0.020)	$(0.061)	$0.010
Total Net (Loss) Per Common Share	$(0.059)	$(0.053)	$(0.078)	$(0.010)

	2003 Quarters Ended,
	March 31	June 30	September 30	December 31
Revenue	$708,867	$602,235	$603,888	$490,549
Cost of Sales	$(571,072)	$(422,891)	$(483,989)	$(378,972)
Gross Profit	$137,795	$179,344	$119,899	$111,577
Operating (Loss)	$(760,652)	$(1,578,683)	$(746,574)	$(1,408,050)
(Loss) from Discontinued Operations	$(1,249,989)	$(2,073,537)	$(967,572)	$(2,385,462)
Total Net (Loss)	$(2,010,641)	$(3,652,220)	$(1,714,146)	$(3,793,512)
(Loss) Per Common Share - Basic and Diluted - Continuing Operations	$(0.054)	$(0.102)	$(0.045)	$(0.092)
(Loss) Per Common Share - Basic and Diluted - Discontinued Operations	$(0.088)	$(0.134)	$(0.058)	$(0.156)
Total Net (Loss) Per Common Share	$(0.142)	$(0.236)	$(0.103)	$(0.249)

On November 5, 2004, the Company discontinued the operations of its RSM Subsidiary and related RSM Products. The consolidated financial statements and the related notes have been recast to reflect the financial position, results of operations and cash flows on an aggregated basis for the Company’s discontinued operations for the periods presented. See Note 3 - Discontinued Operations.

The Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented. The original cost of sales amounts reported prior to the reclassification of direct labor expenses and shipping and handling costs for the periods ended March 31, June 30, September 30, and December 31, were $562,053, $414,084, $464,227, and $363,753, for 2003, respectively, and $350,522, $448,390, $408,472, and $783,967, for 2004, respectively.

The Company restated the allowance for doubtful accounts provision for the periods presented. The original allowance for doubtful accounts amounts reported prior to the restatement for the periods ended March 31, June 30, September 30, and December 31, were $156,490, $238,696, $246,881, and $216,798, for 2003, respectively, and $213,167, $240,621, $210,351, and $74,339, for 2004, respectively. The restated allowance for doubtful accounts provision is calculated by multiplying sales revenue times one half of one percent for each period presented.

Note 20.	Subsequent Events.

(a)	Cancellation of Indebtedness

On January 4, 2005, the Company issued 18,181,818 shares of restricted common stock to Richard J. Kurtz, Chairman of the Board, in exchange for his cancellation of $6,000,000 of indebtedness of the Company represented by term loans bearing interest at 9% per annum, which were advanced to the Company and its subsidiaries during the period commencing with the fourth quarter of 2003 to date. The price per share used to determine the number of shares of restricted common stock that Mr. Kurtz was entitled to for this transaction was 110% of the closing price of the Company’s common stock as traded on the American Stock Exchange on January 4, 2005 or $ .33 per share.

(b)	Acquisition of LaPolla Industries, Inc.

On January 25, 2005, IFT Corporation (the “Company”) entered into a Stock Purchase Agreement (“Agreement”) with LaPolla Industries, Inc., an Arizona corporation (“LaPolla”) and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust, Dated October 6, 2003 (“Shareholder”), wherein the Company agreed to pay $2 Million in cash and issue thirty four (34) shares of its restricted common stock in exchange for all of the issued and outstanding shares of capital stock of LaPolla (the “Transaction”) with a closing scheduled on or before February 28, 2005. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction in accordance with the terms of the Agreement, as amended. LaPolla, formerly a privately-held company, is located in Tempe, Arizona. LaPolla has 10 employees. The basic assets of LaPolla include manufacturing equipment, product formulations, raw material and finished goods inventory, long term employees, customers and vendors, office equipment, accounts receivable, and goodwill. The Chairman of the Board and majority shareholder, Richard J. Kurtz, advanced $2 Million in cash to finance the transaction for the Company. The $2 Million advance was made in the form of a demand loan bearing interest at 9% per annum payable by the Company to Mr. Kurtz.

F/A-2-23

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Note 20.	Subsequent Events - continued.

(c)	Long Term Employment Agreements

(i)
On January 28, 2005 (the “Effective Date”), Douglas J. Kramer joined the Company as its new President and Chief Operating Officer pursuant to an Executive Employment Agreement (“Agreement”). Under the terms and conditions of the Agreement, Mr. Kramer agreed to work exclusively for the Company for a period beginning on the effective date of this Agreement and ending on January 31, 2007, unless sooner terminated in accordance with the Agreement. The Agreement shall be extended automatically for an additional two (2) year period unless the parties notify each other that such extension shall not take place. In the event of any extension of this Agreement, the terms of his Agreement shall be deemed to continue in effect for the term of such extension. His compensation is comprised of a $50,000 signing bonus, an annual base salary of $300,000, which base salary will automatically increase to $350,000 when he causes certain goals to be met (e.g. revenue and margin), and up to 2 Million shares of restricted common stock, subject to certain Sales Goal Thresholds as set forth in the Agreement being met.

(ii)
On February 1, 2005 (the “Effective date”), the Company entered into a new Executive Employment Agreement with its CEO, Michael T. Adams (“Agreement”). Under the terms and conditions of the Agreement, Mr. Adams agreed to work exclusively for the Company for a period of four years beginning on the Effective Date of the Agreement and ending on January 31, 2009, unless sooner terminated in accordance with the Agreement. His compensation is comprised of an annual base salary of $108,750 and up to 1 Million shares of restricted common stock, subject to certain Sales Goal Thresholds as set forth in the Agreement being met by the Company.

(iii)
On February 25, 2005 (the “Effective Date”), Charles R. Weeks joined the Company as its new Chief Financial Officer and Corporate Treasurer pursuant to an Employment Agreement (“Agreement”). Under the terms and conditions of the Agreement, Mr. Weeks agreed to work exclusively for the Company for a period beginning on the Effective Date of his Agreement and ending on February 24, 2007, unless sooner terminated in accordance with the Agreement. His compensation is comprised of an annual base salary of $125,000 and 5,000 incentive stock options per year, subject to meeting certain corporate and individual goals and objectives.

Note 21.	Reclassifications and Restatement of Previously Issued Financial Statements.

(a)	Reclassification of Continuing and Discontinued Operations

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the Securities and Exchange Commission (“SEC”) based on guidance received from the SEC regarding the manner in which the continuing and discontinued operations were presented and determined that certain reclassifications were required to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as revenue and costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to clearly delineate within the consolidated financial statements and related notes the financial position, results of operations and cash flows of the Company’s continuing operations and, on an aggregated basis, the discontinued operations. See also Note 19 - Selected Quarterly Financial Data.

(b)	Reclassification of Certain Cost of Sales and Selling, General and Administrative Expenses

The Company reevaluated the consolidated statement of operations presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which certain direct labor expenses and shipping and handling costs were presented and determined that certain reclassifications were appropriate. The aggregate amount of originally reported costs and expenses were not affected by these reclassifications. The overall objective of the reclassification was to make the Company’s results of operations comparable to other public business enterprises engaging in similar business activities. To be clear, the Company reclassified certain direct labor expenses related to receiving, purchasing and inspection and shipping and handling costs (outbound freight) originally included in the selling, general and administrative line item on the consolidated statement of operations and included these amounts in the cost of sales line item for the periods presented. See also Note 19 - Selected Quarterly Financial Data.

(c)	Restatement of Allowance for Doubtful Accounts

The Company reevaluated the consolidated financial statements and related notes presented herein as originally filed with the SEC based on guidance received from the SEC regarding the manner in which the allowance for doubtful accounts was presented and determined that a restatement was necessary to make the presentation conform to applicable accounting principles. The aggregate amount of originally reported assets and liabilities as well as costs and expenses were affected by these restatements. The overall objective of the restatement was to make the valuation allowance for anticipated uncollectible amounts properly match revenues and expenses based on the continuing operations of the Company. The Company originally used the aging method to calculate the allowance for doubtful accounts. After reevaluating the amounts originally reserved against the amounts of actual bad debt expenses for each period presented for the Infiniti Products, the Company determined that a reduction in the percentages used in calculating the allowance for doubtful accounts provision was required. Insofar as the reduction in the percentages, once applied to the previously issued consolidated financial statements, would have required a restatement of the consolidated financial statements, the Company further determined based on the historical data relating to bad debts and credit sales, that use of the percentage-of-sales method was more appropriate for its current operations rather than the aging method. See also Note 19 - Selected Quarterly Financial Data.

F/A-2-24

Exhibit 2

Commitments and Contingencies Analysis

RESPONSE TO COMMENT 3 - COMMITMENTS AND CONTINGENCIES ANALYSIS

1.    Excerpts from Form 10-K for the Year Ended December 31, 1997 filed electronically on June 1, 1998.

WINNERS ALL INTERNATIONAL, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1997

LIABILITIES AND STOCKHOLDERS' EQUITY

Commitments and Contingencies (Note 11)	783,021

WINNERS ALL INTERNATIONAL, INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1997 AND FIVE MONTHS ENDED DECEMBER 31, 1996

NOTE 11 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company, on behalf of DWI and ROK, is preparing to sue Smith & Wesson and its Director of Licensing and Merchandising, for breach of the implied covenant of good faith and fair dealing in the Trademark Agreement (which Smith & Wesson purported to terminate on May 2, 1998), promissory estoppel, and tortious interference with the contractual relations between DWI and ROK. A complaint seeking damages in the amount of $50,000,000, plus declaratory and injunctive relief, has now been fully drafted, and management has authorized the filing in the United States District Court for the Southern District of Florida which should be accomplished in the few days.

It is the opinion of the Company's legal counsel that the agreement between ROK and Smith & Wesson, under which ROK is entitled to a 50% share in the royalties collected by Smith & Wesson from Multiplinvest (an Italian company which entered into the Multiplinvest Agreement, after ROK agreed to surrender its rights to certain territories), survives any termination of the Trademark Agreement, and will not be affected by the litigation that is about to be commenced.

The Company has asserted claims against Millennium Holdings Group, Inc., for breach of a consulting agreement, common law fraud and fraud in the purchase of securities. The Statement of Claim seeks rescission of the consulting agreement, restitution of stock shares issued and/or damages in the amount of at least $200,000. An arbitrator has been appointed, but a date has not yet been set for the hearing of the case. The outcome cannot be determined at the present time.

On March 22, 1996, Raymond Kalley, as trustee of the EB Trust and PB Trust (Plaintiff), sued the following in the Southern District of Florida (Miami Division), the Company, UC'NWIN Systems Corporation, a consultant to UC'NWIN Systems Corporation and a beneficiary to the EB and PB Trusts. In this five-count complaint, Plaintiff sued the Defendants for alleged violations of Section 18 of the Securities Act of 1934. Plaintiff alleges that the Defendants, singly and in concert, filed misleading reports under the Securities Exchange Act of 1934, including without limitation, the filing of Form 10K. A default judgment in the amount of $1,075,000 against the Company, was entered on March 13, 1997. Counsel was retained to apply for the vacatur of the default judgment on the grounds that the Company was not served with various motion papers underlying the judgment. Management and Counsel are actively negotiating a settlement, in the form of restricted stock, but the exact amount and terms are not yet known.

Stanley Farber, Plaintiff, filed a complaint in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida on July 25, 1996. Plaintiff is suing the Company and Davidoff and Molito, former legal counsel for the Company, for breach of an executive employment contract. As a result of absence of counsel on behalf of the Company, a final judgment of $142,187 was awarded and subsequently affirmed by the Appellate Court. Management is seeking settlement of this judgment. The outcome of these negotiations cannot be determined at this time.

Several other judgments against the Company totaling approximately $77,000, include a $57,000 judgment in favor of attorneys Rudin, McClosky, Smith, Schuster & Russell, P.A., for legal services provided. Management is seeking settlement of these judgments. The outcome of these negotiations cannot be determined at the present time.

1

On April 17, 1995, AG Industries sued the Company and UC'NWIN Systems Corporation for a breach of contract and causes of action for unjust enrichment and breach of implied contract. AG Industries seeks damages in excess of $400,000. On August 22, 1995 the Company filed a Motion to Dismiss and Alternative Motion for a Change of Venue. AG Industries has responded and opposed the Defendants' motion. There has been no further discovery and the outcome cannot be determined at the present time.

As of December 31, 1997, the Company has established a reserve for litigation of $783,021.

2.    Excerpts from Form 10-KSB for the Year Ended December 31, 1998 filed electronically on April 16, 1999.

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1998

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Commitments and Contingencies (Note 12)	685,114

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

(1)     Designer Wear et. al. vs. Smith & Wesson et. al. - DWI received notice from the Smith and Wesson corporation ("Smith & Wesson"), through ROK, of termination of ROK's Trademark License Agreement dated March 1, 1996, as amended August 23, 1996. Management provided return notice to Smith & Wesson disagreeing with the termination notice and indicated the termination was not valid. The Company's litigation counsel and Smith & Wesson management attempted a resolution of the matter, however, a settlement was not reached. Thereafter, a lawsuit was filed against Smith & Wesson and John S. Steele ("Steele"), its Director of Licensing and Merchandising, on June 1, 1998 in the United States District Court for the Southern District Of Florida, claiming: I. Breach Of A Trademark Licensing Agreement And The Implied Covenant Of Good Faith And Fair Dealing; II. Promissory Estoppel; III. Tortious Interference With The Contractual Relationship Between ROK And DWI; and requested a declaratory judgment and permanent injunction. DWI and ROK are also seeking damages of $50,000,000.

Smith & Wesson filed an "Answer and Affirmative Defenses of Defendant Smith & Wesson to Plaintiffs' Complaint, Counterclaim and Jury Demand" ("Smith & Wesson Answer, Defenses and Counterclaims"), on July 13, 1998, in the United States District Court For The Southern District Of Florida, alleging, among other things, unclean hands, reformation of the license, proper termination, defensive estoppel, and defensive waiver. The counterclaims were brought against DWI, ROK, and third-party defendants Laurence Sack, Howard Weiser and the Company (hereinafter collectively referred to as ("Company et. al."). The counterclaims are as follows: I. Federal trademark infringement; II. False description, false advertising, tarnishment and dilution; III. Common law trademark infringement; IV. Common law unfair competition; V. Breach of contract; VI. Breach of implied covenant of good faith and fair dealings; VII. Duty to indemnify is valid and enforceable; VIII. Fraud; and IX. Conspiracy to commit fraud.

The Company et. al. filed a "Motion to Dismiss Counterclaims and Incorporated Memorandum of Law", on or about August 4, 1998, in the United States District Court For The Southern District Of Florida, in response to the Smith & Wesson Answer, Defenses and Counterclaims. The Company et. al. moved pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for the dismissal of the counterclaims (and third-party claims) brought against them in I, II, III, IV, VI, VII, VIII, and IX, on the ground that they are insufficiently pled and should be dismissed because they fail to state any claim upon which relief may be granted.

In addition, Steele filed a motion to dismiss claims against himself and/or to transfer the action, on July 13, 1998, in the United States District Court For The Southern District Of Florida. DWI and ROK filed an opposition to this motion, on or about July 27, 1998, in the United States District Court For The Southern District Of Florida. This litigation is currently undergoing further discovery and motions for request to produce documents and information are now pending between the parties. At this time, the outcome of this litigation cannot be determined.

2

(2)     The Company vs. Millennium Holdings Group, Inc. - On March 2, 1998, a Statement of Claim was filed against Millennium Holdings Group, Inc. ("Millennium") with the American Arbitration Association ("AAA"), headquartered in New York City, New York. The Company settled this matter and entered into a Settlement Agreement and General Release on September 9, 1998. Pursuant to the Settlement Agreement, Millennium returned the 375,000 shares of restricted common stock and paid $20,000 in damages to the Company.

(3)      Stanley Farber vs. the Company et. al. - On July 25, 1996, Stanley Farber ("Farber"), Plaintiff, filed a complaint for Breach of an executive employment contract, in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida. As a result of absence of counsel on behalf of the Company, a final judgment of $142,187 was awarded on July 21, 1997. Subsequently, in 1997, the Company retained Counsel to appeal the final judgment, however, it was affirmed by the Appellate Court.

On November 16, 1998, the Company's litigation counsel effectuated a settlement of the judgment for $157,500 and 50,000 shares of restricted common stock. The Company has agreed to pay $25,000 per month until the judgment and attorney's fees settlement are paid in full.

(4)      Raymond Kalley et. al. vs. the Company - On March 22, 1996, Raymond Kalley, as trustee of the EB Trust and PB Trust (Plaintiff), sued the following in the Southern District of Florida (Miami Division), the Company, UC'NWIN Systems Corporation, a consultant to UC'NWIN Systems Corporation and a beneficiary to the EB and PB Trusts. A default judgment in the amount of $1,075,000 was entered on March 13, 1997. Counsel was retained to apply for the vacatur of the default judgment on the grounds that the Company was not served with various motion papers underlying the judgment. On August 10, 1998, the Company's litigation counsel effectuated a settlement of this matter and a "Stipulation For Settlement" was entered into between the parties. The Stipulation's pertinent details are as follows:

The Plaintiff, and the Company, by their undersigned attorneys, stipulate as follows:

1.      The Company will immediately issue 350,000 shares of restricted stock (the "Shares") to Kalley, which Shares shall be subject to the normal one-year ownership requirement of Rule 144.

2.      Upon receipt of the Shares by Kalley, and the filing with the Court of a notice to that effect by Kalley's counsel, the Final Judgment entered by the Court on March 13, 1998 as to the Company shall be vacated.

3.      Kalley shall have the option to re-sell the Shares to the Company for the sum of $150,000, which option may be exercised any time after April 16, 1999. If Kalley exercises such option to sell, the Company must pay the $150,000 as follows: $55,000.00 within 30 calendar days after exercising of the option, $55,000.00 within 60 calendar days after exercising the option and $40,000.00 within 90 calendar days after exercising of the option.

4.      In the event that the Company fails to pay Kalley any of the above payments within ten business days after the due date thereof, Kalley shall be entitled to the entry of a Final Judgment against the Company in the amount of $1,166,922.76.

(5)     AG Industries vs. the Company, et. al. - On April 17, 1995, AG Industries sued UC'NWIN Systems Corporation and the Company and for a breach of contract and causes of action for unjust enrichment and breach of implied contract. AG Industries seeks damages in excess of $400,000. On August 22, 1995 the Company filed a Motion to Dismiss and Alternative Motion for a Change of Venue. AG Industries responded and opposed the Defendants' motion. There has been no further discovery and the outcome cannot be determined at the present time.

(6)      Other Legal Matters - Other judgments against the Company total approximately $77,000. Management is seeking settlements on the payment under these judgments. The outcome of these negotiations cannot be determined at the present time.

(7)       Liabilities from discontinued operations of $134,492 have been added to the Reserve for Litigation.

As of December 31, 1998, the Company has established a reserve for litigation of $685,114.

3

3.    Excerpts from Form 10-KSB for the Year Ended December 31, 1999 filed electronically on March 31, 2000.

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Commitments and Contingencies (Note 10)	669,421

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998

NOTE 10 - COMMITMENTS AND CONTINGENCIES CONTINUED

LITIGATION

(1)      Designer Wear et. al. vs. Smith & Wesson et. al. - DWI received notice from the Smith and Wesson corporation ("Smith & Wesson"), through ROK, of termination of ROK's Trademark License Agreement dated March 1, 1996, as amended August 23, 1996. Management provided return notice to Smith & Wesson disagreeing with the termination notice and indicated the termination was not valid. The Company's litigation counsel and Smith & Wesson management attempted a resolution of the matter, however, a settlement was not reached. Thereafter, a lawsuit was filed against Smith & Wesson and John S. Steele ("Steele"), its Director of Licensing and Merchandising, on June 1, 1998 in the United States District Court for the Southern District Of Florida, claiming: I. Breach Of A Trademark Licensing Agreement And The Implied Covenant Of Good Faith And Fair Dealing; II. Promissory Estoppel; III. Tortious Interference With The Contractual Relationship Between ROK and DWI; and requested a declaratory judgment and permanent injunction. DWI and ROK are also seeking damages of $50,000,000.

Smith & Wesson filed an Answer and Affirmative Defenses of Defendant Smith & Wesson to Plaintiffs' Complaint, Counterclaim and Jury Demand ("Smith & Wesson Answer, Defenses and Counterclaims"), on July 13, 1998, in the United States District Court For The Southern District Of Florida, alleging, among other things, unclean hands, reformation of the license, proper termination, defensive estoppel, and defensive waiver. The counterclaims were brought against DWI, ROK, and third-party defendants Laurence Sack, Howard Weiser and the Company (hereinafter collectively referred to as ("Company et. al."). The counterclaims are as follows: I. Federal trademark infringement; II. False description, false advertising, tarnishment and dilution; III. Common law trademark infringement; IV. Common law unfair competition; V. Breach of contract; VI. Breach of implied covenant of good faith and fair dealings; VII. Duty to indemnify is valid and enforceable; VIII. Fraud; and IX. Conspiracy to commit fraud.

The Company et. al. filed a Motion to Dismiss Counterclaims and Incorporated Memorandum of Law, on or about August 4, 1998, in the United States District Court For The Southern District Of Florida, in response to the Smith & Wesson Answer, Defenses and Counterclaims. The Company et. al. moved pursuant to Rule 12(b)(6) of the Federal Rules of Civil Procedure for the dismissal of the counterclaims (and third-party claims) brought against them in I, II, III, IV, VI, VII, VIII, and IX, on the ground that they are insufficiently pled and should be dismissed because they fail to state any claim upon which relief may be granted.

In addition, Steele filed a motion to dismiss claims against himself and/or to transfer the action, on July 13, 1998, in the United States District Court For The Southern District Of Florida. DWI and ROK filed an opposition to this motion, on or about July 27, 1998, in the United States District Court For The Southern District Of Florida. This litigation is currently undergoing further discovery and motions for request to produce documents and information are now pending between the parties. At this time, the outcome of this litigation cannot be determined.

(2)      AG Industries vs. the Company, et. al. - On April 17, 1995, AG Industries sued UC'NWIN Systems Corporation and the Company and for a breach of contract and causes of action for unjust enrichment and breach of implied contract. AG Industries seeks damages in excess of $400,000. On August 22, 1995 the Company filed a Motion to Dismiss and Alternative Motion for a Change of Venue. AG Industries responded and opposed the Defendants' motion. There has been no further discovery and the outcome cannot be determined at the present time.

4

(3)      Other Legal Matters - A former employee has initiated a lawsuit against the Company, for back wages and reimbursement of advances, in the in the amount of approximately $102,000. Management is of the opinion that this lawsuit bears no merit. The outcome of this lawsuit cannot be determined at the present time.

As of December 31, 1999, the Company has established a reserve for commitments and contingencies as follows:

Judgments	$159,022
Accounts Payable of Discontinued Operations	117,813
Other Liabilities of Discontinued Operations	127,212
Reserve for Litigation Settlements	265,374
$669,421

4.    Excerpts from Form 10-KSB for the Year Ended December 31, 2000 filed electronically on March 30, 2001.

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

Commitments and Contingencies (Note 11)	670,939

URECOATS INDUSTRIES INC. AND SUBSIDIARIES
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

NOTE 11 - COMMITMENTS AND CONTINGENCIES

LITIGATION

(1)      AG Industries vs. the Company, et. al.-On April 17, 1995, AG Industries sued UC'NWIN Systems Corporation and the Company for a breach of contract and causes of action for unjust enrichment and breach of implied contract. On August 22, 1995 the Company filed a Motion to Dismiss and Alternative Motion for a Change of Venue. AG Industries responded and opposed the Defendants' motion. On November 8, 1996, as a result of non-attendance at Pretrial Conferences, a judgment against the Company of $541,333 was decreed in the United States District Court, Eastern Division but never recorded in the jurisdiction. Management learned of the foregoing in April 2000 and believes the Company can overturn this judgment and has sufficient reserves to offset future settlement of this judgment.

(2)      Morty Wolosoff vs. the Company et. al.-Mr. Wolosoff brought an action in the State of New Jersey against the Company and a number of officers and directors for monies he allegedly advanced to the Company. The case was dismissed and Mr. Wolosoff has filed an appeal. The amount of the suit was $50,000 and litigation counsel is of the opinion that the case has no merit and that the appeal will ultimately fail.

As of December 31, 2000, the Company has established a reserve for commitments and contingencies as follows:

Judgments	$191,810
Accounts Payable of Discontinued Operations	112,382
Other Liabilities of Discontinued Operations	101,373
Reserve for Litigation Settlements	265,374
$670,939

5

5.    Excerpts from Form 10-K for the Year Ended December 31, 2001 filed electronically on April 1, 2002.

URECOATS INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS
(CONTINUED)

	As of December 31,
	2001	2000

Liabilities and Stockholders' Equity (Deficit)

Commitments and Contingencies (Note 13)	600,622	670,939

Note 13:	Commitments and Contingencies.

LITIGATION

AG Industries vs. the Company, et al - On April 17, 1995, AG Industries sued UC'NWIN Systems Corporation and the Company for a breach of contract and causes of action for unjust enrichment and breach of implied contract. On August 22, 1995 the Company filed a Motion to Dismiss and Alternative Motion for a Change of Venue. AG Industries responded and opposed the Defendants' motion. On November 8, 1996, as a result of non-attendance at Pretrial Conferences, a judgment against the Company of $541,333 was decreed in the United States District Court, Eastern Division but never recorded in the jurisdiction. Management learned of the foregoing in April 2000 and believes the Company can overturn this judgment and has sufficient reserves to offset future settlement of this judgment.

The following is a summary of the reserve established by the Company for commitments and contingencies for the years ending December 31, as follows:

	2001	2000

Judgments	$67,880	$191,810
Accounts Payable of Discontinued Operations	100,499	112,382
Other Liabilities of Discontinued Operations	166,869	101,373
Reserve for Litigation Settlements	265,374	265,374
	$600,622	$670,939

6.    Excerpts from Form 10-K for the Year Ended December 31, 2002 filed electronically on March 31, 2003.

URECOATS INDUSTRIES INC.
CONSOLIDATED BALANCE SHEETS
(CONTINUED)

	As of December 31,
	2002	2001
Liabilities and Stockholders' Equity
Commitments and Contingencies (Notes 2, 12)	---	600,622

6

URECOATS INDUSTRIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:	Discontinued Operations.

On April 14, 1999, the Board of Directors passed a unanimous resolution to discontinue the activities of Designer Wear, Inc. ("DWI") and ROK International, Inc. ("ROK"), retroactive for the year ended December 31, 1998. DWI and ROK were engaged in the acquisition of license agreements for the design, contract manufacturing, sale, and worldwide distribution of Branded Merchandise products.  Rainguard Roofing Corporation was acquired, effective January 1, 2001, primarily for the Company to field test its flagship products, RSM-100™ and BlueMAX™, and generate revenue. As a result of successful field-testing and in response to roofing and waterproofing contractors, the Company divested the roof contracting business, effective December 31, 2001. The impact of this divestiture has been reflected in (Loss) from Discontinued Operations in the amount of $(1,662,183).

A summary of the (loss) from discontinued operations for the years ended December 31,

	2002		2001	Development Stage Operations 2000
Revenue	$	---	$1,352,463	$	---
Cost of Sales		---	1,949,212		---
Gross Profit (Loss)		---	(596,749)		---
Operating Expenses		1,021	1,065,434		314,022
Other Income		600,622	188,546		---
Income (Loss) from Discontinued Operations		599,601	(1,473,637)		(314,022)

During 2002, the Company evaluated all circumstances and that a period of five years had passed since any material communication relating to these commitments and contingencies.  Accordingly, the Company decided that a commitments and contingency reserve was no longer required.

Note 12:	Commitments and Contingencies.

LITIGATION

(a)	The following is a summary of the reserve established for commitments and contingencies for the years ending December 31,

	2002		2001
Judgments of Discontinued Operations	$	---	$67,880
Accounts Payable of Discontinued Operations		---	100,499
Other Liabilities of Discontinued Operations		---	166,869
Reserve for Litigation Settlements of Discontinued Operations		---	265,374
	$	---	$600,622

7

Exhibit 3

Multiplier or Market Valuation Comparables

RESPONSE TO COMMENT 9 - MULTIPLIER OR MARKET VALUATION COMPARABLES

Date	Status	Acquiror	Target	Target Business Description	Transaction Size ($mm)	Transaction Value as a Multiple of Revenue
Nov-05	Completed	Inchem Holdings Intl Ltd	Colorman Coatings Pte Ltd	Mfr of coatings	n.a.	n.a.
Oct-05	Announced	Balda AG	Techno-Coat	Provider of coatings	2.4	0.4
Oct-05	Closed	Heraeus Holding GMBH	BASF AG	Mfr of color pigments	n.a.	n.a.
Oct-05	Pending	Teknos Oy	Tikkurila Oy-Coil Coating	Mfr of paint and coatings	n.a.	n.a.
Oct-05	Pending	Goodlass Nerolac Paints Ltd	Sime Coatings Sdn Bhd-Paints	Manufacturer of paint	6.7	n.a.
Oct-05	Pending	DPI Co Ltd	F-Coat Novel Co Ltd	Manufacturer of paint	n.a.	n.a.
Oct-05	Completed	Betonel Ltee	Mills Paint Sales Ltd	Mfr of architectural paint	n.a.	n.a.
Oct-05	Closed	Proviron Fine Chemicals N.V.	Air Products & Chemicals Inc.	Mfr of paint	n.a.	n.a.
Sep-05	Completed	Globe Leigh's Paint )Sdn Bhd	GLP Paints Sdn Bhd	Mfr of protective coatings	n.a.	n.a.
Sep-05	Pending	Barloworld Coatings	Midas Paints Ltd	Mfr of coating products	6.4	n.a.
Aug-05	Completed	Elk Premium Bldg Products Inc	RGM Products Inc	Mfr of asphalt roofing products	35.0	n.a.
Aug-05	Announced	Akzo Nobel NV	Zweihorn GmbH	Mfr of paints and glazes	n.a.	n.a.
Aug-05	Closed	PPG Industries Inc.	Crown Coating Industries Pte Ltd.	Manufacturer of coatings	n.a.	n.a.
Jul-05	Closed	Imperial Chemical Industries plc	Celanese Corp.	Manufacturer of coatings	25.5	0.7
Jun-05	Effective	Groupe Electropoli	Galwano-Technika Sp. z.o.o.	Mfr of coatings and paints	n.a.	n.a.
Jun-05	Completed	Materis Peinture	Zolpan	Manufacturer of paint	121.1	0.5
Jun-05	Completed	Carboline Co	AD Fire Protection Sys	Mfr of fireproofing products	n.a.	n.a.
May-05	Completed	Durachem Sdn Bhd	Durachem Intl Co Ltd	Manufacturer of industrial paint	0.5	n.a.
May-05	Completed	JW Simonis	PC Molenaar BV	Wholesaler of paints/varnishes	n.a.	n.a.
May-05	Completed	Valspar Corp	Samuel Cabot Inc	Manufacturer of paint and stains	n.a.	n.a.
May-05	Completed	Chemcraft Intl Hldgs Inc	Inchem Holdings Intl Ltd	Manufacturer of coatings	1.3	0.6
Apr-05	Completed	JW Simonis	Wilbrink Coating BV	Wholesaler of paints/varnishes	n.a.	n.a.
Mar-05	Closed	Zinsser Co., Inc.	Okon Inc.	Mfr of water-base sealers	1.7	0.7
Feb-05	Completed	Octagon Industrial Coatings	Advanced Coatings & Surface	Wholesaler of paints/varnishes	0.0	n.a.
Jan-05	Completed	IFT Corp	LaPolla Industries Inc	Manufacturer of acrylic coatings	2.0	0.3
Jan-05	Pending	Kansai Paint Co Ltd	Goodlass Nerolac Paints Ltd	Manufacturer of paint	n.a.	n.a.
Dec-04	Completed	Hentzen Coatings Inc	BASF-Noncore Drum & Pipe	Mfr of drum and pipe coatings	n.a.	n.a.
Nov-04	Pending	Quest Specialty Chemicals Inc	Raabe Corp	Manufacturer of aerosol paint	n.a.	n.a.
Nov-04	Closed	Willis Stein & Partners, L.L.C.	Roll Coater, Inc.	Manufacturer of metal coatings	162.5	4.1
Nov-04	Completed	Fabryka Farb I Lakierow	Bialorusko-Polska Sniezka	Manufacturer of paint	n.a.	n.a.
Nov-04	Completed	Becker Industrie SAS	Sico-Becker SAS	Mfr of coatings and paints	n.a.	n.a.
Nov-04	Completed	Materis Peintures	Tintas Robbialac SA	Mfr of paint and varnishes	n.a.	n.a.
Nov-04	Completed	Materis Peintures	Tintas Robbialac SA	Mfr of paint and varnishes	38.1	0.4
Nov-04	Closed	Celanese Corp.	Celanese Emulsions	Mfr of paint and coatings	208.2	3.7
Sep-04	Completed	Tor Coatings (Deancove)	Blackfriar Paints Ltd	Manufacturer of paint	n.a.	n.a.
Sep-04	Pending	Protech Chemicals Ltd	Oxyplast Belgium NV	Manufacturer of coatings	2.5	0.2
Sep-04	Closed	Rockwood Pigments NA Inc.	Hamburger Color Company	Manufacturer of color pigments	n.a.	n.a.
Aug-04	Completed	Tikkurila Oy	Kolorit Paints	Mfr of paint and varnishes	n.a.	n.a.

Aug-04	Completed	Cosorcio Comex SA de CV	Professional Paint Inc	Mfr of paint and varnishes	400.0	0.8
Aug-04	Completed	FinishMaster Inc	Virginia Paint Co Inc-Automoti	Mfr of automotive paint	n.a.	n.a.
Aug-04	Completed	Sherwin-Williams Co	Paint Sundry Brands Corp	Mfr of paint and varnishes	295.0	5.6
Aug-04	Completed	Insl-X Products Corp	Coronado Piant Co Inc,Lenmar	Manufacturer of paint	n.a.	n.a.
Jul-04	Closed	Peach State Labs Inc.	American Emulsions Co., Inc.	Mfr of emulsifying agents	n.a.	n.a.
Jun-04	Effective	Akzo Nobel NV	Timpe & Mock Gmbh & Co.	Wholesaler of paints	n.a.	n.a.
Jun-04	Completed	Sigmakalon Group BV	Primalex (Keramika Horni Briza)	Manufacturer of paint	n.a.	n.a.
Jun-04	Closed	Lion Chemical Capital	Excel Polymers	Mfr of paint additives	120	0.5
May-04	Completed	Rodda Paint Co	Cloverdale Paint Inc	Manufacturer of paint	n.a.	n.a.
May-04	Completed	Sherwin-Williams Co	Duron Inc	Mfr of paint and coatings	253.0	0.7
Apr-04	Completed	Lafarge Peintures SA	RM Distribution	Manufacturer of paint	n.a.	n.a.
Apr-04	Completed	Sherwin-Williams Co	Shanghai Kinlita Chem Co Ltd	Manufacturer of paint	n.a.	n.a.
Apr-04	Completed	Diamond Vogel Paint Inc	Four Season Paint	Manufacturer of paint	n.a.	n.a.
Mar-04	Completed	Nippon Paint Co Ltd	Mitsui Kinzoku Paints & Chem	Manufacturer of paint	n.a.	n.a.
Feb-04	Completed	Kansai Paint Co Ltd	Kanpe Kyohan Kyushu	Wholesaler of paints/varnishes	1.8	n.a.
Feb-04	Completed	Chemcraft Intl Hldgs Inc	Surface Protect-Product Line	Mfr of paint and lacquer	n.a.	n.a.
Feb-04	Completed	JC National Ltd	Apollo Ltd	Wholesaler of paints/varnishes	3.0	n.a.
Feb-04	Completed	Releco-Coating Oy	Oy Alu Industrial Coatings Ab	Manufacturer of paint	n.a.	n.a.
Feb-04	Completed	DuPont Performance Coatings	DuPont Red Lion Coatings	Mfr of automotive coatings	n.a.	n.a.
Jan-04	Completed	Olympus Partners	Homax Products, Inc.	Provider of paints and coatings	100.0	n.a.
Jan-04	Completed	Valspar Corp	De Beer Lakfabrieken BV	Mfr of automotive paint	n.a.	n.a.
Jan-04	Completed	Fabryka Farb I Lakierow	Polifarb Kalisz SA	Manufacturer of paint	n.a.	n.a.
Jan-04	Completed	Pearl Paint Holland BV	Bleko Chemie BV	Mfr of lacquers and thinners	n.a.	n.a.
Dec-03	Completed	Wuemeg Verbundgruppe Farbe	FD Beissel GmbH & Co KG	Wholesaler of paints/varnishes	n.a.	n.a.
Dec-03	Completed	Tikkurila Coatings Oy	Akzo Nobel Coatings-Hungarian	Mfr of industrial coatings	n.a.	n.a.
Dec-03	Completed	Global Materials & Services Inc.	National Certified Fire Retardants	Mfr of fire retardant paints	n.a.	n.a.
Dec-03	Completed	Sigmakalon Group BV	Trilak Haering Kft	Manufacturer of paint	n.a.	n.a.
Dec-03	Completed	Sherwin-Williams Co.	Accurate Dispersions	Mfr of pigments and coatings	n.a.	n.a.
Dec-03	Closed	ICI Paints	Wilshire Paint Company	Manufacturer of coatings	n.a.	n.a.
Nov-03	Completed	DPI Co Ltd	Deukchae Paint Ltd	Mfr of paint and synthetics	3.1	n.a.
Oct-03	Completed	Chemcraft Holdings Inc.	Alternative Materials Technology	Mfr of adhesives, sealants	6.3	0.4
Oct-03	Completed	Globe Leigh's Paints Sdn Bhd	Topline Theme Sdn Bhd	Mfr of protective paints	n.a.	n.a.
Oct-03	Completed	Spencer Coatings Ltd	Eagle Industrial Paints Ltd	Mfr of industrial coatings	n.a.	n.a.
Sep-03	Completed	Professional Paint Inc	Duckback Products Co	Mfr of coating products	15.0	1.1
Sep-03	Completed	Asian Paints (India)Ltd	Taubmans Paints (Fiji)Ltd	Manufacturer of paint	0.8	n.a.
Sep-03	Completed	Advent International Corporation	Bolix Sp. z o.o.	Mfr of adhesives, sealants	37.4	1.5
Jul-03	Completed	Fluid Enterprises, Inc.	JASCO Chemical Corp.	Mfr of paint and adhesives	n.a.	n.a.
Jul-03	Completed	FinishMaster Inc	Advance Paint LLC	Mfr of automotive paint	n.a.	n.a.
Jul-03	Closed	Dover Chemicals Corporation	Ferro Corporation	Mfr of paint and coatings	17	0.5
Jun-03	Completed	Shalimar Paints Ltd	American Paints Pvt Ltd	Manufacturer of paint	n.a.	n.a.
May-03	Completed	Ronseal Ltd	Scott Warren SARL	Manufacturer of paint	0.9	n.a.
May-03	Completed	Helios dd	Zvezda	Mfr of paint and coatings	n.a.	n.a.
May-03	Completed	Sico Inc	Para Paints Inc.	Manufacturer of paint	31.1	0.6
Apr-03	Completed	Sto AG	SICOF	Manufacturer of paint	n.a.	n.a.
Apr-03	Completed	Titan SA	Fabrica de Tintas Leme SA	Manufacturer of paint	13.2	n.a.
Apr-03	Completed	BERLAC Ltd	bomix-Chemie GmbH & Co	Mfr of lacquers and varnishes	3.3	n.a.

Apr-03	Completed	Lafarge Peintures SA	Alp Pinturas SA	Mfr of decorative paints	10.5	n.a.
Apr-03	Completed	DuPont Performance Coatings	Herberts-Akzo-Red Lion	Mfr of automotive coatings	n.a.	n.a.
Apr-03	Completed	DuPont Performance Coatings	TOA-CPF Paints Co Ltd	Manufacturer of paint	n.a.	n.a.
Apr-03	Closed	Tremco Incorporated	Koch Waterproofing Solution, Inc.	Mfr of waterproofing systems	n.a.	n.a.
Feb-03	Closed	Blackfriars Corp	Emco Limited	Mfr of roofing products	285.6	0.3
Jan-03	Completed	Chemcraft Intl Hldgs Inc	Antoni Coatings	Mfr of coating products	n.a.	n.a.
Jan-03	Completed	Magni Group Inc	Lackfabrik Dr Schmid	Mfr of specialty coatings	n.a.	n.a.
Jan-03	Completed	Mipa AG	Streit AG	Mfr of industrial paints	n.a.	n.a.
Dec-02	Closed	TPM Holdings LP	Techmer PM LLC	Mfr of paint additives	n.a.	n.a.
Oct-02	Completed	Cloverdale Paint Inc	Fargo Paint & Chemicals Inc	Manufacturer of paint	n.a.	n.a.
Oct-02	Completed	Akzo Nobel Coatings Intl BV	Industrial de Acabados SA	Mfr of powder coatings	n.a.	n.a.
Oct-02	Completed	Berger Paints(India)Ltd	Snowcem India-Paints Business	Manufacturer of paint	n.a.	n.a.
Sep-02	Completed	Kico AG	Gravelit AG	Manufacturer of paint	n.a.	n.a.
Sep-02	Completed	Durachem Sdn Bhd	Durachem Intl Co Ltd	Wholesaler of paints/varnishes	0.7	n.a.
Sep-02	Completed	Deancove Ltd	Tor Coatings (European Colour)	Manufacturer of coatings	20.2	n.a.
Aug-02	Completed	Asian Paints (India)Ltd	SCIB Chemical SAE	Manufacturer of paint	5.0	0.4
Aug-02	Completed	Servind GmbH (Bergolin GmbH)	Frenkel Chemie	Mfr of paint and varnishes	n.a.	n.a.
Aug-02	Completed	Herberts Moebellacke GmbH	Frenkel Chemie	Mfr of paint and varnishes	n.a.	n.a.
Jul-02	Completed	ANI International BV	Akzo Nobel Inks Guangzhou Ltd	Mfr of automotive coatings	1.5	n.a.
Apr-02	Completed	Kansai Paint Co Ltd	Philippine Automotive Chem	Manufacturer of paint	n.a.	n.a.
Mar-02	Completed	Sherwin-Williams Co	Johnson Paints Inc	Manufacturer of paint	n.a.	n.a.
Mar-02	Completed	Caparol Farben AG	Alsecco Bauchemische Produkte	Wholesaler of paints/varnishes	n.a.	n.a.
Feb-02	Completed	FinishMaster Inc	Automotive Refinish-Branches	Wholesaler of paints/varnishes	n.a.	n.a.
				Paint and Coating Mean:		1.2x
				Paint and Coating Median:		0.6x

Exhibit 4

Allowance for Doubtful Accounts Analysis

RESPONSE TO COMMENT 12 - ALLOWANCE OF DOUBTFUL ACCOUNTS ANALYSIS

1.    Infiniti Products, Inc. with RSM Products - Aging Method

Rollforward Summary

Allowance for Doubtful Accounts Rollforward
For the Years Ended December 31, 2002, 2003 and 2004

Beginning Balance January 1, 2002		-
Charge to bad debt expense accounts potentially uncollectible		(580,500)
Write-off A/R trade as uncollectible		260,360
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	69,498
Ending Balance December 31, 2002		(250,642)

Beginning Balance January 1, 2003		(250,642)
Charge to bad debt expense accounts potentially uncollectible		74,032
Write-off A/R trade as uncollectible		127,220
Adjustment to A/R trade to re-instate receivables		(274,438)
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	81,249
Ending Balance December 31, 2003		(242,579)

Beginning Balance January 1, 2004		(242,579)
Charge to bad debt expense accounts potentially uncollectible		26,907
Write-off A/R trade as uncollectible		-
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	141,333
Ending Balance December 31, 2004		(74,339)

2.    Infiniti Products, Inc. without RSM Products - Aging Method

Rollforward Summary

Allowance for Doubtful Accounts Rollforward
For the Years Ended December 31, 2002, 2003 and 2004

Beginning Balance January 1, 2002		-
Charge to bad debt expense accounts potentially uncollectible		(106,220)
Write-off A/R trade as uncollectible		5,192
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	(5,192)
Ending Balance December 31, 2002		(106,220)

Beginning Balance January 1, 2003		(106,220)
Charge to bad debt expense accounts potentially uncollectible		(110,578)
Write-off A/R trade as uncollectible		239
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	(239)
Ending Balance December 31, 2003		(216,798)

Beginning Balance January 1, 2004		(216,798)
Charge to bad debt expense accounts potentially uncollectible		26,907
Write-off A/R trade as uncollectible		-
Year -end adjusting entry to agree to allowance reconciliation as a % of receivables	115,552
Ending Balance December 31, 2004		(74,339)

2002 Infiniti Allowance and Bad Debt Analysis - Aging Method

		0	30	60	90
Infiniti Audit	508,872.86	108,144.36	11,972.96	10,111.93	378,643.61	508,872.86
RSM Products Extraction	(172,270.25)	-	-	(2,023.18)	(170,247.07)	(172,270.25)
Infiniti Reclass	336,602.61	108,144.36	11,972.96	8,088.75	208,396.54	336,602.61
				25%	50%
				2,022.19	104,198.27	106,220.46
Infiniti Analysis
Beginning Balance	-
Write-Offs - Allowance	106,220.46
Write-Offs - Bad Debts	(5,192.34)
YE Adjustment	5,192.34
Ending Balance	106,220.46

2003 Infiniti Allowance and Bad Debt Analysis - Aging Method

		0	30	60	90
Infiniti Counter	574,851.57	141,287.98	99,965.71	81,982.87	251,615.01	574,851.57
Sherwin Williams	(114,169.85)	(35,068.10)	(54,274.25)	(22,865.35)	(1,962.15)	(114,169.85)
	460,681.72	106,219.88	45,691.46	59,117.52	249,652.86	460,681.72
		0%	15%	50%	75%
		-	6,853.72	29,558.76	187,239.65	216,798.41

Infiniti Analysis
Beginning Balance	106,220.46
Write-Offs - Allowance	110,577.95
Write-Offs - Bad Debts	(239.42)
YE Adjustment	239.42
Ending Balance	216,798.41

2004 Infiniti Allowance and Bad Debt Analysis - Aging Method

		0	30	60	90
Infiniti Counter	704,747.12	218,966.83	229,056.27	73,874.22	182,849.80	704,747.12
Sherwin Williams	(200,974.90)	(55,758.65)	(92,140.50)	(54,956.00)	1,880.25	(200,974.90)
	503,772.22	163,208.18	136,915.77	18,918.22	184,730.05	503,772.22
		0%	5%	15%	35%
		-	6,845.79	2,837.73	64,655.52	74,339.04

Infiniti Analysis
Beginning Balance	216,798.41
Write-Offs - Allowance	(26,907.00)
Write-Offs - Bad Debts	-
YE Adjustment	(115,552.37)
Ending Balance	74,339.04

The Account Receivables related to Sherwin Williams were deemed 100% collectible and these amounts were subtracted from the total amount eligible for the Allowance for Doubtful Accounts Provision.

3.    Infiniti Products, Inc. without RSM Products - Percentage-of-Sales Method

Rollforward Summary

Allowance for Doubtful Accounts Rollforward
For the Years Ended December 31, 2002, 2003 and 2004

Beginning Balance January 1, 2002		(3,342)
Charge to bad debt expense accounts potentially uncollectible		(8,988)
Write-off A/R trade as uncollectible		5,192
Year -end adjusting entry to agree to allowance reconciliation as a % of sales	(5,192)
Ending Balance December 31, 2002		(12,330)

Beginning Balance January 1, 2003		(12,330)
Charge to bad debt expense accounts potentially uncollectible		-
Write-off A/R trade as uncollectible		239
Year -end adjusting entry to agree to allowance reconciliation as a % of sales	63
Ending Balance December 31, 2003		(12,028)

Beginning Balance January 1, 2004		(12,028)
Charge to bad debt expense accounts potentially uncollectible		-
Write-off A/R trade as uncollectible
Year -end adjusting entry to agree to allowance reconciliation as a % of sales	(793)
Ending Balance December 31, 2004		(12,821)

2001 Infiniti Allowance and Bad Debt Analysis - Percent-of-Aging Method

		0	30	60	90
Infiniti Audit	839,431.02	580,814.53	85,120.57	88,606.51	84,889.41	839,431.02
RSM Products Extraction	(412,735.22)	(381,760.24)	(30,974.98)	-	-	(412,735.22)
Infiniti Reclass	426,695.80	199,054.29	54,145.59	88,606.51	84,889.41	426,695.80

We did not establish an Allowance for Doubtful Accounts provision until the 2002 year. We acquired Infiniti on September 4, 2001, effective September 1, 2001. Since GAAP requires an Allowance for Doubtful Accounts provision, we are establishing it for the purposes herein for 2001 to cover the period from September 1, 2001 to December 31, 2001. During the 2001 year, we did not write off any actual bad debt for our Infiniti Products.

2002 Infiniti Allowance and Bad Debt Analysis - Percentage-of-Sales Method

		0	30	60	90
Infiniti Reclass	336,602.61	108,144.36	11,972.96	8,088.75	208,396.54	336,602.61

During the 2002 year, we wrote off as actual bad debt for our Infiniti Products $5,192.34, of which $2,646.69 related to 2001 sales and $2,545.65 to 2002 sales.

2003 Infiniti Allowance and Bad Debt Analysis - Percentage-of-Sales Method

		0	30	60	90
Infiniti Total	460,681.72	106,219.88	45,691.46	59,117.52	249,652.86	460,681.72

During the 2003 year, we wrote off as actual bad debt for our Infiniti Products $239.42, all of which related to 2002 sales.

2004 Infiniti Allowance and Bad Debt Analysis - Percentage-of-Sales Method

		0	30	60	90
Infiniti Total	503,772.22	163,208.18	136,915.77	18,918.22	184,730.05	503,772.22

During the 2004 year, we did not write off any actual bad debt for our Infiniti Products.

Percentage-of-Sales Method

Infiniti Products Sales
2001	$668,469	0.50%	$3,342
2002	$2,466,035	0.50%	$12,330
2003	$2,405,539	0.50%	$12,028
2004	$2,564,163	0.50%	$12,821

Exhibit 5

Euler Hermes Credit Insurance Policy

800 Red Brook Boulevard
Owings Mills, Maryland 21117

YOUR BUSINESS ADVANTAGE CREDIT INSURANCE POLICY

I.	AGREEMENT AND REPRESENTATIONS

A.
We will provide you insurance against covered credit losses described in this Policy, subject to the terms and conditions stated within, in return for the Premium and your compliance with the provisions of this Policy.

B.	We have relied on the statements made by you in the Application in issuing this Policy.

C.	By accepting this Policy you agree that:

1.	Your Application for this Policy, the Declaration and the attached Endorsements are all part of this Policy.

2.	The information you provided in the Application was accurate and complete.

3.
If there are any material misrepresentations in the statements made by you to us or in the documents provided to us, we may cancel this Policy from inception upon fifteen (15) days written notice of cancellation delivered by mail or otherwise to you and you will forfeit any Premium paid. Any claims arising under such canceled Policy will not be payable.

4.	You will take all reasonable measures, including any measure reasonably requested by us, to prevent the occurrence of a loss hereunder, and to minimize the amount of any loss that may occur.

D.
Throughout this Policy, "you" and "your" refer to the Insured shown in the Declaration. The words "we", "us" and "our" refer to EULER American Credit Indemnity Company, the Company providing this insurance. In addition, other terms and phrases that appear in boldface print have special meaning. Refer to Section XI. -Definitions .

E.
It is agreed that this Policy shall continue for subsequent Policy Periods as follows. At the end of the first or any subsequent Policy Period, this Policy shall be automatically renewed for an additional like period of time unless this Policy is cancelled either by you or us, in writing, at least sixty (60) days prior to the renewal date. The Premium to be charged for any renewal Policy Period is subject to the terms of the Premium Adjustment Endorsement.

II.	LOSSES COVERED

A.
Subject to terms and conditions of this Policy, we will cover you against credit losses due to the non-payment of amounts due from a covered Buyer for Shipments of Covered Products made by you during the Policy Period, on terms no longer than the Maximum Terms of Sale and which were invoiced in U.S. or Canadian dollars. You must retain net, for your own account, any loss or part of a loss we do not cover due to Coinsurance or deductible, or Shipments in excess of Buyer Credit Limit.

B.	Credit losses covered under this Policy are:

1.	The Insolvency of a covered Buyer, or

EACI 75397	1	EULER American Credit Indemnity Company
(Ed. 04/05)

2.	Protracted Default due to slow payment of a covered Buyer.

C.	The date of loss for risks covered under this Policy shall be the date we have received your claim filing and all required supporting documentation.

D.	The maximum amount of our indemnity under this Policy for covered credit losses is:

1.	For each covered loss, the Net Invoice Value unpaid by the Buyer, up to the Credit Limit assigned to each Buyer, less your applicable risk retention as described in Section V.C.

2.	For all covered losses in the aggregate, the Policy Amount shown on the Declaration.

III.	LOSS EXCLUSIONS

The following credit losses are not covered under this Policy unless specifically included by Endorsement;

A.	Losses for amounts owed by Buyers where 10% or more of the undisputed amounts owed were sixty (60) days or more past due as of the date the Application was signed.

B.	Losses that would otherwise qualify as covered losses hereunder which occur prior to the payment of any past due invoiced Premium.

C.
Any Disputed Invoice provided however, that at such time as the invoice is no longer a Disputed Invoice, it shall constitute a covered loss hereunder to the extent it otherwise qualifies as a covered loss.

D.	Losses due to Insolvency where the amounts owed by the Buyer have not been scheduled by a Buyer or allowed pursuant to a court order in a bankruptcy or relief of debt proceedings.

E.	Losses which are not filed within the Maximum Claim Filing Period.

F.	Losses arising from Shipments made to Subsidiary or Affiliate entities.

G.	Losses due to currency exchange rate fluctuations.

H.	Losses arising from Shipments made after any of the following events occur:

1.	You become Insolvent, go into liquidation or are dissolved;

2.	You consolidate, merge with another company, or sell all or substantially all of your assets in one or more transactions.

If any of these events do occur, you must notify us immediately in writing.

I.
Losses for amounts owed by Buyers where your invoices have been factored (whether factor risk or client risk), purchased, credit guaranteed or credit insured, other than under this Policy, either in full or in part.

J.	Losses from Shipments made after a Buyer has become Insolvent.

K.	The Buyer is named on a Buyer Sales Exclusion Endorsement attached to this Policy.

L.	The Buyer was submitted by you and declined by us for a Credit Limit.

IV.	BUYER CREDIT LIMITS

A.	You have coverage on any Buyer up to the Credit Limit either:

(i)	set opposite the Buyer's name listed in an Endorsement issued to this Policy or

(ii)	as permitted under the terms of the Discretionary Credit Limit or

(iii)	as qualified under the terms of the Risk Rating Credit Limit, not set by you.

EACI 75397	2	EULER American Credit Indemnity Company
(Ed. 04/05)

The Credit Limit applies to all Shipments Dispatched to the Buyer during the Policy Period or such other time period specified in accordance with the terms of this Policy, for as long as the Credit Limit remains in force, unless specifically excluded by Section III., or by Endorsement.

B.
For any Buyer you approve under the Discretionary Credit Limit or we approve under the Risk Rating Credit Limit, the Credit Limit will automatically cancel for future Shipments at any time 10% or more of the undisputed balance of all amounts owed by the Buyer become sixty (60) days or more past due from the original due date.

The maximum amount of claims that we will allow for loss payment under the Discretionary Credit Limit is the Discretionary Credit Limit Aggregate . Other than the Policy Amount, there is no aggregate for the maximum amount of claims that we will allow for loss payment under the Risk Rating Credit Limit.

C.
No more than one Credit Limit can be in effect for a Buyer and Credit Limits(s) on a Buyer are not cumulative, unless a Temporary Increase has been endorsed to this Policy, in which case the Credit Limit in effect for Shipments made during the Temporary Increase period shall be the sum of the Credit Limit and the Temporary Increase.

D.
Upon approval and issuance of a Credit Limit, the Credit Limit will be effective on the first day of the month of the date of the request as stated in an Endorsement to this Policy, or as of the date of the Risk Rating Request for Risk Rating Credit Limits, but in no event shall it be effective prior to the first day of the Policy Period.

E.	If this is a Renewal Policy and:

1.
The Credit Limit for a Buyer is increased or is unchanged in this Policy from the Credit Limit in the preceding Policy, the maximum we will pay you under both Policies combined for the Buyer will be the Credit Limit for the Buyer under this Policy; or

2.
The Credit Limit for a Buyer is decreased in this Policy from the Credit Limit in the preceding Policy, the maximum we will pay you under both Policies combined for the Buyer will be the Credit Limit for the Buyer under the preceding Policy; and

3.	Each Shipment will be attributed to the Policy under which it was made.

F.
It is agreed that upon expiration of this Policy, all Credit Limits in effect will be transferred to and become effective in any Renewal Policy unless there is a gap between the date on which this Policy expires and a Renewal Policy goes into effect, in which case no limits from this Policy will be transferred to and become effective in any Renewal Policy and only Credit Limit(s) endorsed to such Renewal Policy will be in effect under such Renewal Policy.

G.
During the Policy Period, we have the right to reduce or cancel a Credit Limit on a Buyer named for coverage in this Policy for future Shipments by giving you written notice. If we reduce or cancel the Credit Limit on a Buyer:

1.
The Credit Limit prior to reduction or cancellation applies to all Shipments made during the Policy Period, up to the date of our notice, and to Shipments made to a Buyer that fulfill written orders you received prior to the date of our notice, so long as those Shipments are made within thirty (30) days of the date of our notice.

2.
If a Credit Limit is reduced on a Buyer, the amounts outstanding for Shipments made to that Buyer prior to the date of our notice must be reduced below the new Credit Limit. The amount of coverage you have for Shipments made under the new reduced Credit Limit is the amount of the new reduced Credit Limit less any amounts outstanding as of the date of our reduction or cancellation on that Buyer.

3.
If a Credit Limit is canceled or reduced on a Buyer, to the extent you receive any monies from such Buyer after cancellation or reduction and prior to claim filing, you shall apply such monies to invoices owed by the Buyer in chronological order until all covered invoices have been paid in full even if the Buyer or someone else says that the monies are to be used differently, unless agreed to otherwise in writing by us.

EACI 75397	3	EULER American Credit Indemnity Company
(Ed. 04/05)

V.	CLAIM FILING AND LOSS PAYMENTS

A.	Filing a Claim

In order to be entitled to receive a loss payment under this Policy you must comply with all of the following claim filing requirements:

1.	File all claims for loss against Buyers on a form furnished by us within the required claim filing period:

a)
For claims due to a Buyer Insolvency, the earlier of ten (10) days of your learning, or being notified of a Buyer Insolvency or the expiration of the required bankruptcy proof of claim filing period; but in no event to extend beyond the earlier of the Maximum Claim Filing Period or ninety (90) days after the date of the Insolvency.

b)	For all other claims, no later than the Maximum Claim Filing Period.

2.	Provide us with an itemized statement showing all transactions and terms of sale for the Buyer dating as far back as the earliest unpaid item included in the claim you are filing against the Buyer.

3.
File with us the entire amount owed to you by the Buyer, even if this amount is greater than the Credit Limit provided by us or approved by you under the Discretionary Credit Limit or Risk Rating Credit Limit.

4.	Provide us with proof that a covered loss has occurred:

a)	For claims due to Insolvency, provide us with evidence of the Insolvency.

b)	For claims due to Protracted Default, provide us with an itemized statement evidencing the Buyer is past due.

5.
If a Credit Limit is cancelled on a Buyer, upon our written request and at our discretion, we may require you to file a claim for loss. Noncompliance with this request will result in the forfeiture of a loss payment against that Buyer. However, if we require you to file a claim under this paragraph, we will not charge you any collection fees on any amounts collected.

B.	Claim Filing General Conditions

1.	The amount of the claim filed against the Buyer must be greater than the Non-Qualifying Loss amount.

2.
Upon filing a claim against a Buyer, the Credit Limit or Discretionary Credit Limit or Risk Rating Credit Limit for that Buyer for any future Shipments will automatically terminate as of the date of your filing.

3.
The date of your filing will be the earlier of the date postmarked by a recognized postal carrier or the date your claim filing is otherwise received by us. We will acknowledge receipt of any claim you file with us and provide you with an estimate of the coverage amount available for that claim, within thirty (30) days of receipt of your claim and all supporting documentation. This acknowledgment does not constitute our acceptance of a claim as covered under this Policy or guaranty that we will make a loss payment to you.

4.	You must at all times:

a)	Promptly provide us with all supporting documentation that we may reasonably request.

b)
In consultation with us, take all reasonable actions to collect the debts of the Buyer owed to you and take all reasonable actions required to establish the debts of the Buyer owed to you as legal debts.

EACI 75397	4	EULER American Credit Indemnity Company
(Ed. 04/05)

c)
If, on your request or after consultation with you and outside counsel, we determine that legal action is required to establish or defend the debts, or portions thereof, of the Buyer owed to you as legal debts, you must authorize suit or other proceedings and pay court costs, suit filing fees and non-contingent attorney fees within thirty (30) days after our request to you.

d)
Take all actions and sign all documents as we may reasonably request to allow us, at our option, to act directly in all matters and proceedings related to debts of the Buyer owed to you. If you do not comply with the above requirements we will deem your claim against a Buyer as withdrawn.

5.
You may not make any agreement or accept any proposals from the Buyer that may affect our ability to collect the debts of that Buyer without our prior written consent, such consent not to be unreasonably withheld.

6.	When you file a claim with us against a Buyer, we have the right to:

a)	On your behalf, place that Buyer for collection with an attorney or other third party and file suit against that Buyer; and

b)	Endorse, accept, and deposit payments payable to you in our account.

7.
If you withdraw a claim upon a Buyer or if a claim is deemed withdrawn as provided above, you may not resubmit those debts of that Buyer for a loss payment on this Policy unless we agree to such a resubmission in writing. Collection fees will be assessed as if the collection had been affected.

C.	Loss Payments

1.	Loss payments for claims filed will be payable within sixty (60) days after the date of loss as defined in Section II. C.

2.	A final loss payment will be made within the earlier of sixty (60) days after the date of your final claim filing with us, or sixty (60) days after the expiration of the Maximum Claim Filing Period.

3.	However, if any invoice to a Buyer is a Disputed Invoice, no loss payment shall be due to you for that Buyer until such time as there are no Disputed Invoices to that Buyer.

4.	To determine if a payment is due to you, we will deduct from the Gross Invoice Value the following:

a)
All amounts collected after the date of claim filing from the Buyer on account of the unpaid obligation or otherwise, and all amounts obtained from any other source on account of the unpaid obligation;

b)	The invoice price of merchandise returned to or reclaimed by you;

c)	Any discounts or similar allowances to which the Buyer would be entitled at the time of loss payment; and

c)	Any legally sustainable set-off that the Buyer may have against you.

5.
The resulting amount after the above deductions have been applied is the Net Invoice Value . If the Gross Invoice Value exceeds the Credit Limit for that Buyer under this Policy, the above deductions in Section V.C.4. above will be made from the Credit Limit pro-rata based on the ratio between the amount covered by us under this Policy and the Gross Invoice Value , the resulting amount being the Net Invoice Value .

6.	From the Net Invoice Value the following risk retention amounts will be subtracted in the following order as applicable:

a)	All amounts excluded under Section III. or otherwise excluded under the terms of this Policy;

b)	Per Buyer Deductible and/or any remaining Policy Deductible , whichever is applicable; and then

c)	Coinsurance.

EACI 75397	5	EULER American Credit Indemnity Company
(Ed. 04/05)

7.
In the event a claim pertains to a Buyer approved for a Credit Limit under more than one Policy issued to you by us and where Shipments were made during more than one Policy Period, if there is coverage in force under both policies at the time of claim filing, the following rules shall apply:

a)	Shipments will be attributed to the Credit Limit and the Policy in force at the time they were Dispatched.

b)	The maximum amount that we will allow as a covered claim against the Buyer under all Policies is as provided for in Section IV.B, C.

c)
The claim will only be subject to one Per Buyer Deductible . If a Per Buyer Deductible is applicable under more than one Policy, then the largest Per Buyer Deductible shall apply and will be apportioned pro-rata according to the portion of the claim attributable to each Policy.

d)	The Policy Deductible in each Policy will be applied to the portion of the claim attributable to that Policy.

8.
Subject to an individual loss payment not exceeding the Credit Limit on a Buyer, and total loss payments under this Policy not exceeding the Policy Amount, we will pay the loss payment due you, less any amount you owe us under this Policy or otherwise.

9.
In the event a loss payment is made to you for a claim (including any unpaid earned Premium) which we subsequently determine was not covered, for any reason, under this Policy, including without limitation any invalidity in the claim or Policy, you agree to reimburse us for all amounts paid by us with respect to such claim within ten (10) days of our written notice, such notice to include the reasons for our request for reimbursement.

D.	Subrogation and Salvage

1.	Once we pay a loss under this Policy, you will Subrogate to us all of your rights, claims, guaranties, security, collateral and defenses against any person or entity with respect to such loss.

2.
You agree to sign all papers necessary for us to have such rights and agree to do nothing to prejudice such rights, whether before or after payment by us, and you agree to take all reasonable steps to assist us in collecting the loss.

3.
Once we make any loss payment(s) under this Policy, any credit you allow or any amounts received from the Buyer against whom you have filed claims or from any other source on the Buyer’s behalf towards payment of the amounts owed to you, will be shared pro-rata based on our respective interests in the total undisputed amount filed with us, until we are fully reimbursed for the total loss payment and all related costs incurred by us. In determining our respective pro-rata interests, amounts retained by you through the Per Buyer Deductible and/or Coinsurance shall be included in the calculation, but amounts retained by you through the Policy Deductible shall be excluded from the calculation.

4.
You must pay the amounts described in Section V.D.3. above to us even if the Buyer or someone else says that they are to be used differently and even though you participated in the loss through any Per Buyer or Policy Deductible and/or Coinsurance.

E.	Collection Fees

We will assess collection fees on the amounts collected from any source subject to the following conditions:

1.
For claims filed with us where there is not a Formal Insolvency and for which we collect amounts due, either in cash, returned merchandise, future credits or other non-cash compensation, prior to making a loss payment to you;

2.
For the uncovered portion of claims filed with us where there is a Formal Insolvency and for which we collect amounts due, either in cash, returned merchandise, future credits or other non-cash compensation, prior to making a loss payment to you; and

EACI 75397	6	EULER American Credit Indemnity Company
(Ed. 04/05)

3.
On the uncovered portion of all claims filed with us and for which we collect amounts due, either in cash, returned merchandise, future credits or other non-cash compensation, after making a loss payment to you.

Rates:

1.	The rate that will be charged on all amounts collected is 15%.

2.	For collected amounts of $100.00 or less, the collection charge is 50% of the amount collected.

3.	Amounts collected by an attorney without suit:

For amounts forwarded to an attorney, subsequently collected without filing suit, fees are set by the attorney engaged; the minimum fee will be equal to 15% of the amount collected and received. In addition to these fees, the Company charges a 5% fee on collected amounts, subject to a minimum charge of $25.00; and

4.	Amounts collected by an attorney with suit:

For amounts forwarded to an attorney where litigation is required, the following fees apply:

a.	A flat dollar fee to cover court costs and suit filing. The fee amount is dependent upon the jurisdiction in which the suit is filed.

b.	Upfront non-contingent attorney retain equal to 10% of the amount of the suit being filed.

c.
A contingency fee on amounts actually collected and received after suit has commenced. These fees are set by the attorney engaged; the minimum fee will be equal to 15% of the amount collected and received.

d.	A 5% fee due to the Company on amounts actually collected and received after suit has commenced, subject to a minimum charge of $25.00.

F.	Preferential Claims

In the event that you receive a request to return an alleged preferential payment(s), as defined under the United States or Canadian Bankruptcy Code, involving a Buyer covered by an insurance policy of the Company, in effect on the date of the Insolvency and provided that a policy has continuously been maintained by you through us, you may file, during a current Policy Period a claim to be processed against this Policy in effect on the date of Insolvency, subject to the following provisions:

1.
You must (a) immediately acknowledge receipt of the Trustees letter or other formal notice of alleged preferential payment by Certified Mail (Return Receipt Requested); (b) refer the matter to legal counsel for action; and (c) advise us immediately in writing of such notice.

2.	Your legal counsel must assert and pursue with the Trustee, in a timely manner, all defenses allowed by the Bankruptcy Code and pursue any other legal remedies that may be applicable.

3.	You must inform us of all actions taken to defend, or otherwise, regarding the alleged preferential payment(s) and secure our written approval of such action.

4.
In the event that a judgment is rendered against you, other than due to a default by you, directing the return of the alleged preferential payment(s) or in the event your counsel recommends a negotiated settlement, with our written permission, payment may be made by you to the Bankruptcy Estate provided that the Court Order also permits the filing of an amended Proof of Claim, unless otherwise agreed to by you with our consent.

5.
If additional monies are due you, you must file with us a Notification of Claim form along with supporting statements of account reflecting those Shipment and payment dates which are the subject of the preferential action along with any information surrounding the Shipment or payment with the Buyer.

EACI 75397	7	EULER American Credit Indemnity Company
(Ed. 04/05)

In the event the foregoing provisions are satisfied, and provided you have not waived any subrogation rights due us without our consent, amount paid to the Bankruptcy Estate shall be considered a valid claim under this Policy in effect on the date of the Insolvency and a loss payment, if any, shall be processed within the provisions of this Policy then in effect.

VI.	PREMIUM

A.
In return for the Premium and your compliance with the provisions of this Policy, we will provide you insurance against covered credit losses described in this Policy, subject to the terms and conditions stated herein.

B.
Within thirty (30) days after the end of the Policy Period, you will report to us , and provide us with appropriate supporting documentation, your total sales of Covered Products to covered Buyers less returns, allowances and cash sales during the Policy Period. If your reported sales exceed 110% of the Estimated Sales, you will pay us additional Premium in an amount equal to the difference between your actual sales and the Estimated Sales times the Premium Factor.

C.	We may cancel this Policy upon fifteen (15) days prior written notice of cancellation by mail or otherwise delivered to you if any Premium owed is more than thirty (30) days past due.

D.	If you are otherwise entitled to receive a loss payment, but one or more installments of Premium are not yet due and paid, all Premium under this Policy will be deemed fully earned.

E.
Upon expiration of this Policy, we may issue Endorsements that apply to a Renewal Policy, whether or not such Renewal Policy has been issued by us and paid for by you. If the initial Premium is not paid for any such Renewal Policy, then the Renewal Policy does not become effective and no coverage exists under such Renewal Policy. Furthermore, no such Endorsements extend coverage under this Policy beyond the expiration of this Policy.

VII.	POLICY CURRENCY AND CURRENCY CONVERSION

A.	Policy Currency, as stated on the Declaration is used for Premium, Credit Limits and loss payments.

B.
You may denominate your invoices in either U.S. or Canadian dollars. In the event of a loss, claim amounts not denominated in the Policy Currency will be converted at the exchange rate quoted in The Wall Street Journal, “Currency Trading - Exchange Rates” in effect on either (i) the last working day of the month in which the Shipment was Dispatched (calculated as the weighted average exchange rate for the entire amount owed to you by the Buyer filed with us), or (ii) the date of the loss payment, at our election.

C.	Any Salvage received will be converted into the Policy Currency at the exchange rate quoted in The Wall Street Journal, “Currency Trading - Exchange Rates” in effect on the date of realization.

VIII.	CHANGE OF PAYMENT TERMS

Without written permission from us, you may not extend the original due date or, after Covered Products are Dispatched, materially change the terms of a payment for a sale to a Buyer. Failure to obtain prior written permission may result in any claim submitted by you against the Buyer being denied.

IX.	BUYER PAST DUE REPORTING

A.
You are required to report to us monthly, in a format acceptable to us, on any covered Buyer account where the age of the oldest unpaid invoice, as determined from the number of days that have elapsed from the original due date of the invoice, is greater than the Past Due Reporting Days and the total amount past due from that Buyer is more than the Past Due Reporting Amount as shown in the Declaration.

EACI 75397	8	EULER American Credit Indemnity Company
(Ed. 04/05)

B.
Buyer past due reports are to be delivered to us no later than 15 days after the end of the calendar month. If no Buyers are past due then the monthly report submitted must indicate that no Buyers are past due.

C.	Any past due Buyer must be included in each monthly past due report until a claim is filed against the Buyer or the obligation is collected.

D.
Failure to provide us with a complete and accurate past due report within the timeframe required results in coverage being automatically terminated on all Shipments made to the past due Buyer after the due date of the first past due report to have included the Buyer. Failure to provide the past due report affects our ability to collect debt and may, therefore, jeopardize other coverage provided on the Buyer under this Policy.

E.	Submission of Buyer past due reports does not constitute a claim filing as required in Section V. of this Policy.

X.	GENERAL CONDITIONS

A.	Examination of Books and Records

1.
You will permit us, at any reasonable time, to examine and copy your books and records relating to any notice of Insolvency, any loss affidavit filed under this Policy, or any claim made either by you or by us on your behalf under this Policy, or any representation or agreement made by you in this Policy.

2.
You agree to assist us in our examination, but no such examination will be an admission of liability by us or waiver by us of any of the terms or conditions of this Policy. We will not disclose to any third party the information provided to us or examined by us except as required by law.

B.	Assignment

You may not assign or transfer this Policy without our prior written consent, such consent not to be unreasonably withheld.

C.	Notices

All notices, submissions and filings provided for in this Policy shall be in writing and directed to the individual identified as the contact person for the Insured at the address stated in the Declaration, or to us at 800 Red Brook Boulevard, Owings Mills, Maryland 21117. Any notice required under this Policy may be delivered by hand, mail, facsimile machine or electronic mail. The date of receipt of any notice will be the earlier of the date postmarked or the date the notice is otherwise received.

D.	Action Against Us

You may not bring a suit or action against us on this Policy until you comply fully with the terms and conditions of this Policy. You must commence your suit or action no later than twelve (12) months after the expiration of this Policy.

E.	Applicable Law and Conflict with Existing Statutes or Laws

This Policy and any dispute, suit or action on this Policy will be governed and construed according to the laws of the state or Canadian province or territory, named in the Declaration as your address. Any provision of this Policy, which is in conflict with the statutes or laws of the state or Canadian province or territory named in the Declaration as your address is hereby amended to conform to the minimum requirements of such statutes or laws.

F.	Policy Authentication

This Policy will be binding on us only if both this Policy and the Declaration are signed by the President and the Secretary of the Company, each by either original signature or facsimile signature, and signed by an authorized Underwriting Officer or Assistant Underwriting Officer of the Company by original signature. No notice to, or anything known by, any Agent or other person will cause a waiver of any provision of this Policy. No Agent is authorized to change this Policy or to waive any of its provisions, either verbally or in writing. All changes to this Policy must be in writing and signed by the President and the Secretary of the Company, each by either original signature or facsimile signature.

EACI 75397	9	EULER American Credit Indemnity Company
(Ed. 04/05)

G.	Policy Acceptance

This Policy, including the Declaration, will be considered to have been issued upon mutually agreed upon terms once you pay the initial invoiced Premium.

XI.	DEFINITIONS

1.	Affiliate means a Buyer which is either more than 20% owned by a common entity which also owns or controls you, or where a common entity controls the day-to-day operations of both you and the Buyer.

2.
Buyer means a legal entity and its branch offices, trade styles or divisions, if any, which, is domiciled in the United States (including Puerto Rico) or Canada and is approved for coverage under this Policy. Buyer does not include subsidiaries or affiliated corporations, which are separate legal entities.

3.
Coinsurance, as stated on the Declaration or in an Endorsement to this Policy, is the percentage amount of a covered loss retained by you and is equal to the difference between 100% and the Insured Percentage. The Coinsurance is applied against the smaller of the Credit Limit on the Buyer or the total amount owed by the Buyer to you in accordance with Section V.C.

4.
Contract Period, as stated on the Declaration, is the period of time which Shipments of Covered Products can be Dispatched to covered Buyers recognizing multi-year Policy Periods . This period of time begins on the first day of the Policy Period and ends on the last day of the Contract Period with multi-year consecutive policy periods. If this Contract Period is for more than one year, each consecutive12 month period shall be deemed to be a separate Policy Period. A separate Policy Declaration shall be issued for each Policy Period.

5.
Credit Limit means the maximum amount of coverage we will allow for each Buyer under this Policy, in addition to any Temporary Increase as stated in an Endorsement to this Policy. Each Buyer has its own Credit Limit, which is either assigned by us or approved by you under the Discretionary Credit Limit or the Risk Rating Credit Limit.

6.	Covered Products means the products and/or services, including associated labor and service costs, described on the Declaration.

7.	Declaration means the Policy Declaration attached to and made a part of this Policy.

8.
Delivery to the Buyer means the point in time when legal title to and the risk of loss of the Covered Products is transferred to the Buyer and the Covered Products have left your custody and physical control.

9.	Discretionary Credit Limit means the amount stated in the Declaration for which you have coverage on a Buyer without submitting the Buyer to us for a specific Credit Limit.

10.	Discretionary Credit Limit Aggregate means the amount stated in the Declaration. This amount is calculated prior to the application of any Coinsurance or Deductible, if applicable.

11.	Dispatched to the Buyer means the point in time when Covered Products leave your control.

12.
Disputed Invoice means an invoice that a Buyer has objected to paying either in whole or in part that has not been reduced to a final and enforceable judgment. Final judgments must be obtained in a jurisdiction in which the Buyer has assets. In addition, an invoice that is subject to the assertion of an offset or counterclaim is also a Disputed Invoice.

13.	Estimated Sales means the amount stated on the Declaration which is used to determine the Premium for this Policy.

14.	Formal Insolvency means those Insolvency events as defined in Section XI.15.A,H,I,J, and K.

EACI 75397	10	EULER American Credit Indemnity Company
(Ed. 04/05)

15.
Gross Invoice Value means all invoice amounts due for Shipments of Covered Products, including any freight, or other charges incurred by you on the Buyer’s behalf which are in support of or in connection with the sale of Covered Products and which amounts the Buyer is legally obligated to pay. Gross Invoice Value , however, excludes any finance and interest charges and any tax or duty shown on the invoice which is recoverable from your state, Canadian province or territory.

16.	Insolvency/Insolvent, for the purposes of this Policy occurs, for either a Buyer or an Insured (“an entity”), at the earliest date on which any one of the following events occur:

A.	A voluntary or involuntary petition for relief under Title 11 (including Chapters 7, 11 and 13) of the United States Bankruptcy Code is filed by or against an entity;

B.	A receiver is appointed for all, or any part, of the property of an entity;

C.	An entity, or a third party on behalf of an entity, makes a general offer of compromise, in writing, to all of its creditors for less than its indebtedness;

D.	Possession is taken of an entity’s assets under an Assignment or Deed of Trust executed by the entity for the benefit of its creditors;

E.	A creditors’ committee is formed for the sole purpose of liquidation;

F.	Possession is taken of an entity’s business assets under a chattel mortgage;

G.	An entity’s assets are sold under a writ of execution or attachment, or a writ of execution is returned unsatisfied;

H.	An entity files an Assignment and/or makes a Proposal to creditors, under the Canadian Bankruptcy and Insolvency Act;

I.	A voluntary or involuntary petition for relief under the Companies Creditors Arrangement Act in Canada is filed by or against an entity;

J.	A Receiving Order is made against an entity under the Canadian Bankruptcy and Insolvency Act; or

K.
An entity’s assets are sold under the Canadian Bank Act; or a judgment ordering liquidation, or repossession of an entity assets due to a trust deed, commercial pledge or moveable hypotheque under the laws of each province or territory in Canada.

17.	Insured Percentage as stated on the Declaration or in an Endorsement to this Policy, is the percentage amount of a covered loss not retained by you. (See Coinsurance).

18.	Maximum Claim Filing Period is the latest date as stated in the Endorsement issued to this Policy, by which the Insured may file a claim against a Buyer under this Policy.

19.	Maximum Terms of Sale means the number of days stated on the Declaration up to which you are permitted to sell to your Buyers without obtaining our written approval.

20.	Net Invoice Value means the Gross Invoice Value less applicable deductions described in Section V.C.

21.	Non-Qualifying Loss means the minimum amount, as stated on the Declaration, for which a claim

22.	Past Due Reporting Amount, as stated on the Declaration, is the dollar threshold amount for reporting past due Buyers .

23.	Past Due Reporting Days , as stated on the Declaration, is the delinquency threshold for reporting past due Buyers .

24.
Per Buyer Coinsurance, as stated on the Declaration or in an Endorsement to this Policy, is the percentage amount of a covered loss retained by the Insured. The Per Buyer Coinsurance is applied against the smaller of the Credit Limit on the Buyer or the total amount awed by the Buyer to the Insured.

25.
Per Buyer Deductible , as stated in an Endorsement to this Policy, is the amount of each covered loss retained by you. This amount is deducted from the adjusted Net Invoice Value prior to the Coinsurance when calculating a loss payment due to you.

EACI 75397	11	EULER American Credit Indemnity Company
(Ed. 04/05)

26.	Policy Amount, as stated on the Declaration, is the maximum total amount which we will pay to you under this Policy.

27.	Policy Currency, as stated on the Declaration, is the currency used to denominate all Buyer Credit.

28.
Policy Deductible , as stated on the Declaration, is the amount you must retain as an aggregate first loss for your own account. When calculating a loss payment due to you, any remaining Policy Deductible amount is deducted from the adjusted Net Invoice Value before deducting the Coinsurance.

29.	Policy Period, as stated on the Declaration, is the period of time during which Shipments of Covered Products can be Dispatched to covered Buyers in order to be covered under this Policy.

30.	Premium is the total amount due to us from you for the coverage provided under this Policy as stated on the Declaration.

31.	Premium Factor, as stated on the Declaration, is the percentage used to calculate the Premium.

32.	Protracted Default means a covered payment default by a Buyer that is not Insolvent.

33.
Renewal Policy means a Policy we issue to you which provides continuous coverage for another Policy Period in exchange for your payment of Premium. The terms of any Renewal Policy may be different from the terms in this Policy.

34.
Risk Rating Credit Limit means the Credit Limit(s) referenced in an Endorsement to this Policy which can be qualified on a Buyer by the Insured, subject to the EULER HERMES Risk Ratings, without submitting the Buyer to the Company for a specific Credit Limit.

35.	Salvage means monies received, net of collection fees and related expenses, with respect to a claim under this Policy after a loss payment has been made to you.

36.	Shipments mean Covered Products which are Dispatched by you and Delivered to a Buyer.

37.	Subsidiary means a Buyer which is either more than 20% owned by you or for which you control day-to-day operations or which you have effective management control of the Buyer.

38.	Subrogate means the assumption by us of all of your legal rights to collect a debt.

39.
Temporary Increase is an additional Credit Limit for a Buyer, as stated in an Endorsement to this Policy, limited to shipments during a specific time period. During the time period of the Temporary Increase, the maximum coverage available for a Buyer shall be the sum of the Credit Limit and the Temporary Increase for that Buyer. The amount of coverage you have for Shipments after the expiration of the Temporary Increase is the Credit Limit less any amounts outstanding as of the date of the expiration of the Temporary Increase on that Buyer. The Temporary Increase shall not apply as to future Shipments and the previously existing Credit Limit shall apply, unless it has been deleted or reduced.

IN WITNESS WHEREOF, EULER American Credit Indemnity Company has caused this Policy to be signed by the signature or facsimile signature of its authorized Officer at Owings Mills, Maryland.

AUTHENTICATED:

	/s/ illegible	/s/ Gary illegible
Officer or Assistant Officer	President / CEO	Executive Vice President & Secretary

EACI 75397	12	EULER American Credit Indemnity Company
(Ed. 04/05)

Endorsement 100756328 for Policy 389313R

This is a copy. The original policy applies if there is a difference between this copy and the original.

EULER ACI Internal Use Only
End ID:100756328 Form Code: M E 03/15/2005 F 03/16/2005 2:06:31 PM

Form 75240
(Ed. 7/03)

EULER American Credit Indemnity Company
(A Stock Company Established in 1893)
800 Red Brook Blvd
Owings Mills , MD 211171008
1-800-866-5551

BUSINESS ADVANTAGE POLICY

Issuance Date: 3/1/2005           Policy Number: 389313R

BUSINESS CREDIT INSURANCE
POLICY DECLARATION

ITEM 1.	INSURED:	LA POLLA INDUSTRIES INC
	ADDRESS:	1801 WEST 4TH STREET
TEMPE , ARIZONA 85281
UNITED STATES
CONTACT PERSON FOR INSURED: MS ARLENE STROUP
TEL.#: (480)966-6390 FAX: (480)966-6477
ITEM 2.	POLICY AMOUNT: $250,000
ITEM 3.	POLICY PERIOD From: 3/1/2005 Through: 2/28/2006
(12:01 A.M. STANDARD TIME AT THE INSURED'S ADDRESS STATED ABOVE)
ITEM 4.	RETROACTIVE SALES PERIOD: From 3/1/2005 To 2/28/2006
ITEM 5.	COVERED PRODUCTS:
ROOFING MATERIAL
ITEM 6.	MAXIMUM TERMS OF SALE: 60 Days
ITEM 7.	INSURED RISK RETENTION
Policy Deductible: $5,000
	Per Buyer Deductible:	Discretionary Credit Limit Buyers: None
Named Buyers: None
	Per Buyer Coinsurance:	Discretionary Credit Limit Buyers: 10%
Named Buyers: 10%
ITEM 8.	NON-QUALIFYING LOSS: $2,000
ITEM 9.	PAST DUE REPORTING THRESHOLDS: $10,000

60 Days
ITEM 10.	DISCRETIONARY CREDIT LIMIT: $5,000
ITEM 11.	DISCRETIONARY CREDIT LIMIT AGGREGATE: $15,000
ITEM 12.	ORIGINAL PREMIUM: $15,000
ITEM 13.	PREMIUM FACTOR: 0.0025
ITEM 14.	ESTIMATED SALES: $6,000,000
ITEM 15.	POLICY CURRENCY: US$
ITEM 16.	ENDORSEMENTS:
75240 - 1.0 Business Advantage Policy Declaration Page
75304 - 2.0 Additional Buyer Underwriting
75392 - 3.0 Multi-Year Premium Adjustment
75467 - 4.0 Business Advantage Policy Amendment Endorsement

AUTHENTICATION:	COUNTERSIGNED:

Officer or Assistant Officer	Resident Agent

Form 75240
(Ed. 7/03)

This is a copy. The original policy applies if there is a difference between this copy and the original.

Endorsement 100756329 for Policy 389313R

This is a copy. The original policy applies if there is a difference between this copy and the original.

EULER ACI Internal Use Only
End ID:100756329 Form Code: M E 03/15/2005 F 03/16/2005 2:06:30 PM

Form 75304
(Ed. 7/03)

Additional Buyer Underwriting Endorsement

It is mutually agreed that this Endorsement is made part of Policy No. 389313R issued by EULER American Credit Indemnity Company to:

LA POLLA INDUSTRIES INC
TEMPE, ARIZONA

You are allowed to add new Buyers for amounts above the maximum Discretionary Credit Limit amount for coverage under the Policy at anytime during the Policy Period. As part of this Policy you will be allowed to submit 10 new Buyers at no additional charge. For each new Buyer over 10 submitted and approved, a $50 underwriting fee will be charged for Buyers in the United States of America (including Puerto Rico) and Canada and a $125 underwriting fee for Buyers in all other countries.

This Endorsement does not vary, alter, waive or extend any of the terms and conditions of this Policy except as expressly stated in this Endorsement.

Form 75304
(Ed. 7/03)

This is a copy. The original policy applies if there is a difference between this copy and the original.

Endorsement 100756330 for Policy 389313R

This is a copy. The original policy applies if there is a difference between this copy and the original.

EULER ACI Internal Use Only
End ID:100756330 Form Code: M E 03/15/2005 F 03/16/2005 2:06:30 PM

Form 75392
(Ed. 7/03)

Premium Adjustment

It is mutually agreed that this Endorsement is made part of Policy No. 389313R issued by EULER American Credit Indemnity Company to:

LA POLLA INDUSTRIES INC
TEMPE, ARIZONA

It is agreed the Premium will be adjusted after each Policy Period according to the loss ratio. The loss ratio will be calculated over a period of 12 months which will run concurrently with the Policy Period unless otherwise specified. The calculation will be carried out annually at renewal of this Policy in order to determine the Premium and Premium Factor for the Renewal Policy.

For the purposes of this Endorsement, loss ratio shall be calculated as follows:

•	the total amount of claims paid by us during this Policy Period under this or any prior policy less any Salvage and recoveries received during this Policy Period under this or any prior policy
•	which amount will be divided by and expressed as a percentage of the Premium paid during the Policy Period. This percentage is the loss ratio.

The Premium Factor for the Renewal Policy will be determined according to the loss ratio for this Policy Period, using the following table:

Loss Ratio(%)	Increase Factor
Less than 60%	No Change
60% up to 80%	10%
above 80% up to 100%	20%
above 100%	Re-quote policy

The resulting Premium and Premium Factor for the new Policy Period will be confirmed to you in the form of a new Policy Declaration.

If the loss ratio in a Policy Period exceeds 100%, we are entitled to issue new terms and conditions for the Renewal Policy. These terms and conditions will automatically apply for the Renewal Policy, unless you send us a written request to cancel this Policy, within one month after receiving the new terms and conditions.

Notwithstanding the above, the following provisions shall apply to the calculation of the new Premium and

Premium Factor:

1.	Increase will be applied to the Premium Factor and will take effect at the start of the Renewal Policy;
2.	The increase will be applied to the latest Premium applicable in the previous Policy Period; and
3.	This endorsement does not limit our right to amend the Premium Factor should the variation in risk, coverage or sales give cause for that.

This Endorsement does not vary, alter, waive or extend any of the terms and conditions of this Policy except as expressly stated in this Endorsement.

Form 75392
(Ed. 7/03)

This is a copy. The original policy applies if there is a difference between this copy and the original.

Endorsement 100756331 for Policy 389313R

This is a copy. The original policy applies if there is a difference between this copy and the original.

EULER ACI Internal Use Only
End ID:100756331 Form Code: M E 03/15/2005 F 03/16/2005 2:06:31 PM

Form 75467
(Ed. 4/04)

Business Advantage Policy Amendment Endorsement

It is mutually agreed that this Endorsement is made part of Policy No. 389313R issued by EULER American Credit Indemnity Company to:

LA POLLA INDUSTRIES INC
TEMPE, ARIZONA

It is agreed that Section IV.A. of the Policy is hereby deleted and replaced by the following:

You have coverage on any Buyer up to the Credit Limit either set opposite the Buyer’s name listed in an Endorsement issued to this Policy or qualified under the terms of the Discretionary Credit Limit Endorsement. The Credit Limit applies to all Shipments Dispatched to the Buyer during the Policy Period, or such other time period specified in accordance with the terms of this Policy, for as long as the Credit Limit remains in force, unless specifically excluded by Section III., or by Endorsement. Upon approval and issuance of a Credit Limit, the Credit Limit will be effective on the first day of the month of the date of the request as stated in an Endorsement to this Policy but in no event shall it be effective prior to the first day of the Policy Period.

It is agreed that Section IV.C. of the Policy is hereby deleted and replaced by the following:

No more than one Credit Limit can be in effect for a Buyer and Credit Limit(s) on a Buyer are not cumulative, unless a Temporary Increase has been endorsed to this Policy, in which case the Credit Limit in effect for Shipments made during the Temporary Increase period shall be the sum of the Credit Limit and the Temporary Increase.

It is agreed that Section IV. of the Policy is hereby amended to include the following:

IV.E.
It is agreed that upon expiration of this Policy, all Credit Limits in effect will be transferred to and become effective in any Renewal Policy unless there is a gap between the date on which this Policy expires and a Renewal Policy goes into effect, in which case no limits from this Policy will be transferred to and become effective in any Renewal Policy and only Credit Limit(s) endorsed to such Renewal Policy will be in effect under such Renewal Policy.

It is agreed that Section VI. of the Policy is hereby amended to include the following:

VI.E.
Upon expiration of this Policy, we may issue Endorsements that apply to a Renewal Policy, whether or not such Renewal Policy has been issued by us and paid for by you. If the initial Premium is not paid for any such Renewal Policy, then the Renewal Policy does not become effective and no coverage exists under such Renewal Policy. Furthermore, no such Endorsements extend coverage under this Policy beyond the expiration of this Policy.

It is agreed that Section X. of the Policy is hereby amended to include the following definitions:

Insured Percentage as stated on the Declaration or in an Endorsement to this Policy, is the percentage amount of a covered loss not retained by you. (See Coinsurance )

Temporary Increase is an additional Credit Limit for a Buyer, as stated in an Endorsement to this Policy, limited to shipments during a specific time period. During the time period of the Temporary Increase, the maximum coverage available for a Buyer shall be the sum of the Credit Limit and the Temporary Increase for that Buyer. The amount of coverage you have for Shipments after the expiration of the Temporary Increase is the Credit Limit less any amounts outstanding as of the date of the expiration of the Temporary Increase on that Buyer. The Temporary Increase shall not apply as to future Shipments and the previously existing Credit Limit shall apply, unless it has been deleted or reduced.

Renewal Policy means a Policy we issue to you which provides continuous coverage for another Policy Period in exchange for your payment of Premium. The terms of any Renewal Policy may be different from the terms in this Policy.

It is agreed that Section X.4. of the Policy is hereby deleted and replaced by the following:

Credit Limit means the maximum amount of coverage we will allow for each Buyer under this Policy, in addition to any Temporary Increase as stated in an Endorsement to this Policy. Each Buyer has its own Credit Limit, which is either assigned by us or qualified by the Insured under the Discretionary Credit Limit.

It is agreed that Section X.8. of the Policy is hereby deleted and replaced by the following:

Discretionary Credit Limit or “DCL” means the amount stated in the Declaration for which you have coverage on a Buyer without submitting the Buyer to us for a specific Credit Limit.

It is agreed that Section X.3. of the Policy is hereby deleted and replaced by the following:

Coinsurance, as stated on the Declaration or in an Endorsement to this Policy, is:

1.	The percentage amount of a covered loss retained by you; and
2.	Is equal to the difference between 100% and the Insured Percentage.

The Coinsurance is applied against the smaller of the Credit Limit on the Buyer or the total amount owed by the Buyer to you in accordance with Section V.C.

This Endorsement does not vary, alter, waive or extend any of the terms and conditions of this Policy except as expressly stated in this Endorsement.

Form 75467
(Ed. 4/04)

This is a copy. The original policy applies if there is a difference between this copy and the original.

Exhibit 6

Business Segment Information

RESPONSE TO COMMENT 19 - BUSINESS SEGMENT INFORMATION

ITEM DESCRIPTION	ITEM CLASS CODE	NEW SETUP INFO CLASS ID
FE RESIN 348DAZ	FOAM-ROOF	FOAM
FE WALL FOAM	FOAM-WALL	FOAM
ISO TOTE ROOFING PF	ISO-ROOF	FOAM
ISOCYANATE - WALL	ISO-WALL	FOAM
TF 251 WHITE - 55G NEW DRUMS	COAT-ACRY	COATINGS
TF 252QS GRAY - 275G	COAT-ACRY	COATINGS
TF 253 TAN - 55G DRUMS	COAT-ACRY	COATINGS
AQUABOND / WHITE	COAT-ACRY	COATINGS
ROOFLEX ACRYLIC ROOFCOATING	COAT-ACRY	COATINGS
THERM-O-PRIME - 55G	COAT-OTHER	COATINGS
RCS-40 - 55G	COAT-OTHER	COATINGS
FINAL CURE 275G	COAT-OTHER	COATINGS
PRIMER (GRAY) - 5G PAIL	COAT-OTHER	COATINGS
ARCTIC FLAT / WHITE05-030001	PAINT-ROOF	PAINT
POLAR SATIN / WHITE05-022001	PAINT-ROOF	PAINT
ALPINE FLAT / WHITE05-010005	PAINT-ROOF	PAINT
GUARDIAN SATIN / WHITE06-012001	PAINT-ROOF	PAINT
RAINCOAT HIGH-BUILD06-020005	PAINT-ROOF	PAINT
ACRYLIC CONCRETE MODIFIER04-050005	PAINT-OTH	PAINT
TRAFFIC MARKING WHITE	PAINT-OTH	PAINT
AEROSOL GLOSS BLACK(DAP DERUSTO SPRAY-N-GO)	PAINT-OTH	PAINT
STONE AGE PAVER SEALER(CRIMSON)	SEAL-PAVER	SEALANTS
CHALK-BOND+ BLACK / RTU08-010555	SEAL-OTHER	SEALANTS
MULTI-GRIP / CLEAR08-022501	SEAL-OTHER	SEALANTS
CAULK - 1G PAIL	CAULK-PTCH	SEALANTS
CAULK BULK	CAULK-PTCH	SEALANTS
PC1 SMOOTH BRUSH-GRADEELASTOMERIC PATCH	CAULK-PTCH	SEALANTS
SEAL/FLEX SMOOTH KNIFEPATCH	CAULK-PTCH	SEALANTS
PRO 10 OZ WHITESILICONE CAULK	CAULK-PTCH	SEALANTS
1-1/4" PADS	SUNDRY	OTHER-PROD
MERIT 3" POLYESTERBEAVERTAIL BRUSH	SUNDRY	OTHER-PROD
PURDY 3" TANGOCHINA BRISTLE FLAT SASH	SUNDRY	OTHER-PROD
2" CHIP BRUSH	SUNDRY	OTHER-PROD
Z-PRO 6-1/2" X 1/4"REFILL NAP 2 PACK	SUNDRY	OTHER-PROD
WOOSTER R057 8'-16' SHERLOCK EXTENSION POLE	SUNDRY	OTHER-PROD
WHIZZ 6" TWIN PACK	SUNDRY	OTHER-PROD
WOOSTER 3/4" x 9" NAP(SUPER FAB - R241)	SUNDRY	OTHER-PROD
SANDPAPER 9x11 80-D(25 SHEET SLEEVE)	SUNDRY	OTHER-PROD
HOSE--AIRLESS 1/4 X 25'3300 PSI	EQUIP-AIR	EQUIPMENT
GRACO INLET FILTER(3/4" THREAD)	EQUIP-AIR	EQUIPMENT
GRACO GUN FILTER / ENAMEL	EQUIP-AIR	EQUIPMENT
NCFI TEMPERATURE CONTOLLE	EQUIP-PLUR	EQUIPMENT
REG RELIEF VALVE	EQUIP-PLUR	EQUIPMENT
GRACO REACTOR EXP 2 248-711	EQUIP-PLUR	EQUIPMENT
EMPTY 55 GALLON METALDRUMS (OPEN HEAD)	CONTAINERS	OTHER-PROD
RECON 55 G STEEL DRUM W-LINER	CONTAINERS	OTHER-PROD
COLORANT CHARGE	MISC	OTHER-SVCS
SKID GUARD NON SKID GRAN.	MISC	OTHER-PROD

Exhibit 7

Revised Proposed Amended Form 8-K/A-2 dated February 11, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A-2

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 11, 2005

LaPolla Industries, Inc.
(formerly known as IFT Corporation)
(Exact name of Registrant as Specified in its Charter)

Delaware	001-31354	13-3545304
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Intercontinental Business Park
15402 Vantage Parkway East, Suite 322, Houston, Texas 77032
(Address of Principal Executive Offices and Zip Code)

(281) 219-4700
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

IFT CORPORATION
FORM 8-K/A-2
FEBRUARY 11, 2005

2

ITEMS AMENDED HEREBY

As used in this amended report, "LaPolla" and the "Company" or "Us" or "We" or “Our” refer to LaPolla Industries, Inc., a Delaware corporation, unless the context otherwise requires. Effective October 1, 2005, IFT Corporation, a Delaware corporation, merged its wholly owned subsidiary, LaPolla Industries, Inc., an Arizona corporation, into itself, whereupon the separate existence of LaPolla Industries, Inc. ceased and IFT Corporation continued as the surviving corporation. Effective November 8, 2005, IFT Corporation changed its corporate name to LaPolla Industries, Inc. The information presented herein reflects the new corporation name, LaPolla Industries, Inc., which is the same name previously associated with the Company’s former wholly owned subsidiary LaPolla Industries, Inc. that was merged into IFT Corporation as described above. To be clear, references to this former wholly owned subsidiary are reflected as the “LaPolla Subsidiary”, where applicable, in this presentation to aid the reader in understanding the amended Pro Forma Financial Information.

We are amending our Pro Forma Financial Information with respect to our acquisition of our former LaPolla Subsidiary on February 11, 2005, to: (a) make it clear that the unaudited pro forma consolidated balance sheets are as of December 31, 2004; (b) eliminate the deferred tax asset from the presentation; (c) eliminate the acquisition of the LaPolla Subsidiary’s accumulated deficit from the presentation; (d) make it clear that the unaudited pro forma consolidated statement of operations reflects the acquisition transaction as if it occurred on January 1, 2004; (e) eliminate discontinued operations from the consolidated statement of operations in the presentation; (f) restate certain amounts in the Company’s consolidated financial statements to conform to the Company’s amended presentation for the year ended December 31, 2004 (g) separate customer list and product formulation fair values from goodwill; and (h) consistently present interest expense in the interest expense line item in the presentation.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01	Financial Statements and Exhibits

(a)	Financial Statements of Business Acquired

N/A

(b)	Pro Forma Financial Information

The following pro forma financial information is included herein under Item 9.01(b):

- Unaudited Pro Forma Consolidated Financial Information	PF/A-2-1
- Unaudited Pro Forma Consolidated Balance Sheets	PF/A-2-2
- Unaudited Pro Forma Consolidated Statements of Operations	PF/A-2-3
- Notes to Unaudited Pro Forma Consolidated Financial Information	PF/A-2-4

(c)	Exhibits

See Exhibit Index.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	LAPOLLA INDUSTRIES, INC

Michael T. Adams
Chief Executive Officer

4

INDEX OF EXHIBITS

Exhibit Number	Description

99.2/A-2	Unaudited Pro Forma Consolidated Financial Information

5

Exhibit 99.2/A-2

UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL INFORMATION

FOR

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)

AND

THE LAPOLLA SUBSIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)
AND
THE LAPOLLA SUBSIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)
INDEX TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

Page

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	PF/A-2-1

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS	PF/A-2-2

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS	PF/A-2-3

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION	PF/A-2-4

i

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)
AND
THE LAPOLLA SUBSIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On January 25, 2005, LaPolla Industries, Inc. (f/k/a IFT Corporation and subsidiaries), a Delaware corporation (the “Company”), entered into a Stock Purchase Agreement with the LaPolla Subsidiary (f/k/a LaPolla Industries, Inc.), a privately held Arizona corporation and Billi Jo Hagan, Trustee of the Billi Jo Hagan Trust dated October 6, 2003, wherein the Company agreed to pay $2 Million in cash and shares in exchange for 100% of the issued and outstanding capital stock of the LaPolla Subsidiary. On February 11, 2005, the parties entered into an Amendment to Stock Purchase Agreement and Closing Statement to close the transaction. The acquisition of the LaPolla Subsidiary was accounted for using the purchase method of accounting. The LaPolla Subsidiary is located in Tempe, Arizona and has 10 employees. The LaPolla Subsidiary has provided quality products and roofing solutions to contractors, building owners and design professionals in the Southwestern United States for over 20 years.

The following unaudited pro forma consolidated balance sheets are based on the historical financial statements of the Company as of December 31, 2004 and the LaPolla Subsidiary as of October 31, 2004, after giving effect to the Company’s acquisition of the LaPolla Subsidiary, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma consolidated financial statements, as if it occurred on December 31, 2004.

The unaudited pro forma consolidated statements of operations of the Company and the LaPolla Subsidiary for the years ended December 31, 2004 and October 31, 2004, respectively, are presented as if the acquisition had taken place on January 1, 2004.

The column headed "LaPolla Subsidiary" in the unaudited pro forma statement of operations gives effect to the revenues and expenses of the acquisition for the periods being reported, and was not included in our historical financial statements.

The pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not intended to represent or be indicative of the consolidated results of operations or financial position of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations of the Company.

The unaudited pro forma financial data have been included as required by the rules of the Securities and Exchange Commission and are provided for comparative purposes only. The unaudited pro forma financial data presented are based upon the historical consolidated financial statements of the Company and the LaPolla Subsidiary and should be read in conjunction with the historical consolidated financial statements and accompanying notes of the Company included in its annual reports on Form 10-K and quarterly reports on Form 10-Q, as may be amended from time to time.

PF/A-2-1

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)
AND
THE LAPOLLA SUBSIIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEETS

			Pro Forma Adjustments
	Company December 31, 2004	LaPolla Subsidiary October 31, 2004	Net Assets Not Acquired		Acquisition Funding/ Adjustments		Pro Forma Consolidated
ASSETS

Current Assets
Cash	$24,465	$—	$—		$—		$24,465
Accounts Receivable, Net	691,926	1,334,326	—		—		2,026,252
Inventories	249,039	294,415	—		—		543,454
Deferred Tax Benefit	—	60,000	—		(60,000)	(E)	—
Prepaid Expenses and Other Current Assets	41,053	25,353	—		—		66,406
Current Portion of Assets of Discontinued Operations	438	—	—		—		438
Total Current Assets	1,006,921	1,714,094	—		(60,000)		2,661,015

Property, Plant and Equipment
Land	—	92,169	(92,169)	(A)	—		—
Building and Improvements	—	424,719	(424,719)	(A)	—		—
Plant and Equipment	595,852	171,394	(48,581)	(A)	—		718,665
Less: Accumulated Depreciation	(308,068)	(149,600)	64,429	(A)	—		(393,239)
Net Property, Plant and Equipment	287,784	538,682	(501,040)		—		325,426

Other Assets
Intangibles	—	—	—		207,706	(C)	207,706
Acquisition Goodwill	774,000	—	—		1,102,530	(C)	1,876,530
Deposits and Other Non Current Assets	56,471	—	—		—		56,471
Total Other Assets	830,471	—	—		1,310,236		2,140,707

Total Assets	$2,125,176	$2,252,776	$(501,040)		$1,250,236		$5,127,148

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts Payable	$1,126,847	$832,517	$—		$—		$1,959,364
Accrued Expenses and Other Current Liabilities	471,008	144,822	—		—		615,830
Bank Overdraft	—	84,633	—		—		84,633
Lines of Credit	719,070	—	—		—		719,070
Loans Payable - Related Parties	5,670,000	244,989	(244,989)	(A)	2,000,000	(B)	7,670,000
Current Portion of Long Term Debt	24,582	511,225	(511,225)	(A)			24,582
Current Portion of Liabilities from Discontinued Operations	720,567	—	—		—		720,567
Total Current Liabilities	8,732,074	1,818,186	(756,214)		2,000,000		11,794,046

Other Liabilities
Non Current Portion of Long Term Debt	14,243	—	—		—		14,243
Non Current Portion of Liabilities from Discontinued Operations	525,000	—	—		—		525,000
Reserve for Litigation	15,000	—	—		—		15,000
Total Other Liabilities	554,243	—	—		—		554,243

Total Liabilities	9,286,317	1,818,186	(756,214)		2,000,000		12,348,289

Stockholders’ Equity (Deficit)
Preferred Stock, $1.00 Par Value:
Series A Convertible	55,035	—	—		—		55,035
Common Stock, $.01 Par Value	320,144	91,563	—		(91,563)	(D)	320,144
Additional Paid-In Capital	53,625,390	—	255,174	(D)	(315,174)	(D)(E)	53,565,390
Accumulated Earnings (Deficit)	(61,161,710)	343,027	—		(343,027)	(D)	(61,161,710)
Total Stockholders' Equity (Deficit)	(7,161,141)	434,590	255,174		(749,764)		(7,221,141)

Total Liabilities and Stockholders' Equity	$2,125,176	$2,252,776	$(501,040)		$1,250,236		$5,127,148

The accompanying notes are an integral part of the financial statements.

PF/A-2-2

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)
AND
THE LAPOLLA SUBSIIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

	Company Year Ending December 31, 2004	LaPolla Subsidiary Year Ending October 31, 2004	Pro Forma Expenses		Pro Forma Income (Loss)
Revenue	$2,564,163	$7,797,765	$—		$10,361,928

Cost of Sales	2,070,154	6,667,172	—		8,737,326

Gross Profit	494,009	1,130,593	—		1,624,602

Operating Expenses	2,750,413	1,379,514	113,967	(G) (I)	4,243,894

Net (Loss) before Other Income (Expense) and Provision for Income Taxes	(2,256,404)	(248,921)	(113,967)		(2,619,292)

Other Income (Expense)
Customer Finance Charges	—	107,445	—		107,445
Interest Income	—	1,157	—		1,157
Interest (Expense)	(391,912)	(33,831)	(180,000)	(F)	(605,743)
Total Other Income (Expense)	(391,912)	74,771	(180,000)		(497,141)

Net Income (Loss) before Provision for Income Taxes	(2,648,316)	(174,150)	(293,967)		(3,116,433)

Provision (Benefit) for Income Taxes	—	(60,000)	60,000	(H)	—

Net Income (Loss) - Continuing Operations	$(2,648,316)	$(114,150)	$(353,967)		$(3,116,433)

Net (Loss) Per Share-Basic and Diluted-Continuing Operations	$(0.092)				$(0.108)

Weighted Average Shares Outstanding	28,866,604				28,866,604

The accompanying notes are an integral part of the financial statements.

PF/A-2-3

LAPOLLA INDUSTRIES, INC.
(F/K/A IFT CORPORATION AND SUBSIDIARIES)
AND
THE LAPOLLA SUBSIIDIARY
(F/K/A LAPOLLA INDUSTRIES, INC.)
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On February 11, 2005, the Company completed the acquisition of the LaPolla Subsidiary. Under the terms of the agreement, the purchase price paid at closing for the LaPolla Subsidiary was $2 Million in cash and a nominal number of shares of restricted common stock. The acquisition was accounted for using the purchase method of accounting. The acquisition was a strategic opportunity for the Company to become an industry leader in the roof coating industry. The transaction was funded through borrowings from our Chairman of the Board.

Assumptions underlying the pro forma adjustments necessary to present this pro forma information are described in notes herein. Discontinued operations and the related (loss) per share data have been excluded from the presentation of the unaudited pro forma consolidated statements of operations pursuant to applicable law.

The following pro forma adjustments are included in the unaudited pro forma consolidated balance sheets:

A.	Assets and liabilities retained by shareholder, not transferred.

B.	$2 Million loan from related party, at 9% per annum, to purchase the LaPolla Subsidiary.

C.	The estimated purchase price and preliminary adjustments to the value of the LaPolla Subsidiary, as a result of the acquisition, are as follows:

Estimated Value of Cash and Common Stock Issued	$2,000,000
Value of Net Assets Acquired (*)	(689,764)
Customer List	(69,235)
Product Formulation	(138,471)
Total Estimated Goodwill	$1,102,530

(*) For the net current and fixed assets acquired, the book value approximated fair market value at acquisition.

D.	Acquisition equity eliminations.

E.	Elimination of deferred tax benefit of acquired company.

The following pro forma adjustments are included in the unaudited pro forma consolidated statement of operations:

F.	Interest on $2,000,000 acquisition debt at 9%.

G.	New annual rent expense $100,692, net of depreciation of $9,803 on assets not acquired.

H.	Elimination of deferred tax benefit of acquired company.

I.	Annual amortization of customer list ($13,847 for 5 years) and product formulation ($9,231 for 15 years)

PF/A-2-4